LANCE®
Freshness

ANNUAL REPORT FOR THE YEAR 2001

The number one sandwich cracker and Kettle chip in America!



2001

Profile

Table of Contents

Financial Highlights	Page 2
Letter to Stockholders	Page 3
Questions and Answers	Page 6
Business Overview	Page 10
Directors and Officers	Page 16
Corporate Information	Inside Back Cover

Forward Looking Statements

This report contains statements which may be forward looking within the meaning of applicable securities laws. The statements may include projections regarding future earnings and results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ, including price competition, raw material costs, interest rates and the effectiveness of sales and marketing activities, are discussed in the Company's most recent Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

Lance, Inc., headquartered in Charlotte, North Carolina, manufactures and markets snack foods throughout much of the United States and Canada. Lance has manufacturing facilities in Charlotte, North Carolina; Burlington, Iowa; Hyannis, Massachusetts as well as Guelph and Waterloo, Ontario. Products are sold under the Lance and Cape Cod brand names along with a full line of private label cookies, crackers and sugar wafers. The Company's products are distributed mainly through a direct-store-delivery ("DSD") system and through direct shipments. Lance's DSD system of over 1,800 routes services grocery and mass merchants, convenience stores, restaurants, club stores, drug stores, military and government facilities and institutional food service providers. The Company also operates an extensive vending business, servicing approximately 44,000 locations.



LANCE, INC.
FINANCIAL HIGHLIGHTS

Financial data except per share amounts and return percentages in thousands	2001 52 Weeks	2000 53 Weeks	1999 52 Weeks
Operations For The Year:			
Net sales and other operating revenue	$ 582,906	$ 576,299	$ 531,274
Earnings before interest and income taxes	41,395	39,026	42,282
Net income	23,777	21,961	24,761
Cash flows from operations	62,985	51,495	46,043
Depreciation and amortization	31,111	28,951	27,435
Capital expenditures	30,918	24,751	30,537
Return on equity	13.4%	12.6%	13.8%
Per Share Of Common Stock:			
Net income (diluted)	0.82	0.76	0.83
Cash dividends	0.64	0.64	0.96
Stockholders' equity	6.12	5.99	6.01
Shares used in computing diluted earnings per share (in millions)	29.1	29.0	29.9

LETTER FROM THE CHAIRMAN

Dear Fellow Stockholders,

2001 was a year of continued progress for your Company. We achieved an 8% increase in earnings and strengthened our already strong balance sheet while making substantial investments in our route sales system. Additionally, investor sentiment toward Lance and the food industry continued to improve.

Coming into 2001, we emphasized that increasing the effectiveness of our route sales system was our top priority. To support this objective, we strengthened leadership, enhanced compensation, improved training and upgraded technology. More work remains to be done, but we intend to build upon these improvements to accelerate growth of our branded products in grocery store, convenience store, mass merchant and "up and down the street" accounts. We have seen early signs of success and will continue to attack opportunities in this area.

On the marketing side, we completed the rollout of the "Thunder" line of potato chip products and other salty snacks during 2001. "Thunder" has improved Lance's presence in the growing salty snack category for on-the-go consumers. Sales of this exciting new line have exceeded our expectations. We also introduced new packaging for Lance branded products as part of our ongoing efforts aimed at keeping Lance snacks looking fresh, appetizing and contemporary in the eyes of consumers.

In the operations area, our manufacturing performance reached new levels of excellence. The aggressive discipline to eliminate waste by our manufacturing and engineering teams drove productivity increases through improved processes and technology. These gains, combined with tight controls on operating expenses, helped fund the investments in our route sales system while generating solid earnings growth.

In another key area, intensified efforts to improve asset utilization drove an $18 million reduction in net debt and sharply lower interest expense. The company-wide focus in this area has enhanced our cash flow and return on capital. These efforts increase Lance's financial strength and provide the flexibility to continue making strategic investments that drive growth and stockholder value.


99¢
DER
Explosion of Flavor!™
owlin' hot
& spicy
rumble potato chips
NDE
Explosion of Flav
salt
vinega

Our 2001 accomplishments are just the beginning. Many challenges and opportunities are ahead of us and the prospects are very encouraging. Moving forward, we are focused on the following areas:

- First, accelerating the growth of our two major brands, Lance and Cape Cod Potato Chips, is critical. Lance branded performance will improve as the enhancements to our route sales system take hold. We expect Cape Cod's position as America's leading kettle-cooked potato chip to grow as we continue adding retailers and developing our consumer base. We will support branded growth through focused marketing and new products to expand our presence among consumers.
- Second, we plan to build upon our strong and profitable position in the private label cookie and cracker market. Our excellent manufacturing capabilities and reputation for quality and service provide a solid foundation for continued success in this area.
- Third, we will continue pushing aggressively to improve earnings growth and asset utilization through:

  > Accelerated sales growth;

  > Further manufacturing improvements;

  > Aggressive operating expense control; as well as,

  > Disciplined investments in strategic areas.

We remain focused on building value for our stockholders through improved financial performance on a consistent basis. 2001 was a positive year in this regard and our strategies are targeted at delivering sustainable success going forward.

Finally, we are all deeply saddened by the events of September 11th. Lance has responded to this national tragedy with increased contributions and support to various organizations leading the relief efforts. Lance remains committed to the individuals and organizations supporting our nation's recovery.

As always, we would like to thank our stockholders, employees, customers, consumers, suppliers and friends for their continuing support.

Sincerely,

Paul A. Stroup, III

Chairman, President and Chief Executive Officer

What are the keys to success in the highly competitive snack food industry?



PAUL STROUP, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER: Lance occupies a unique niche in the snack food industry. We have leading positions in sandwich crackers and kettle-cooked potato chips as well as an exceptionally strong position in private label cookies and crackers. Also, our direct-store-delivery system ("DSD") allows us to provide distribution coverage and service that is difficult to match with non-DSD systems. This is especially important in marketing impulse-purchase items where display activity is so critical. These strengths, combined with our very efficient manufacturing capabilities, support Lance's drive for profitable growth and success in the snack food industry.

How is Lance impacted by retailer [illegible]

PAUL STROUP, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER: Retail customer consolidation is significant for Lance, as we have fewer, but larger customers sometimes having significantly greater purchasing power. We are fortunate that consumers seek out our products and that retailers are able to increase their sales by carrying our products. Once again, our route distribution system is an advantage as it allows Lance to provide services that are valued by many of these growing customers. Additionally, most of these large retailers carry private label cookies and crackers under their own labels. We are well-positioned to continue supporting their needs in this area through our Vista Bakery and Tamming Foods operations.

How will you grow the Company?

PAUL STROUP, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER: Branded growth is our top priority. We are focused on increasing sales of the Lance and Cape Cod Potato Chip brands in key markets and growing trade channels. We expect sales of Lance branded snacks to accelerate as the performance of our route sales system improves and we continue introducing new products. Also, we plan to leverage Cape Cod's excellent reputation for taste and quality to gain additional distribution as consumer demand continues to grow. Finally, we see opportunities in the private label area for continued profitable growth as we build on the strengths of our Vista Bakery and Tamming Foods operations.

How strong are Lance, Inc.'s brands?

PAUL STROUP, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER: Lance branded sandwich crackers are the nation's leading sandwich cracker brand in supermarkets where they enjoy a lead of almost two to one over the closest competitor. Cape Cod Potato Chips continues to strengthen its position as America's leading kettle-cooked potato chip.

Has Lance been impacted by the economic slowdown?

PAUL STROUP, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER: While the affordability and availability of Lance products generally allow them to sell well at any point in the economic cycle, Lance was impacted by the recent economic slowdown. This was particularly significant in vending and food service as consumers curtailed travel and restaurant dining. Vending has also been hampered by shortened hours of operation by some customers. Additionally, we have noted an increase in credit issues among retailers and distributors. However, we have been successful in offsetting many of the direct effects of the economic downturn through targeted promotional spending and intensified selling activities.

What are the challenges in improving the performance of your route sales system?



RICHARD TUCKER, VICE PRESIDENT AND PRESIDENT, LANCE COMPANY: The first priority is to improve the level of service provided to our trade customers. This is being accomplished through: intensified training that stresses the fundamentals of successful route sales execution; strong leadership based on accountability and performance against measurable goals; and improved compensation supported by enhanced route economics. This, along with new products, such as the "Thunder" line of potato chips and other salty snacks, new packaging graphics and targeted promotions are expected to drive higher branded sales through our route system. This will leverage the capabilities of this high-potential strategic asset.

What are the opportunities for further profit margin expansion?

RICHARD TUCKER, VICE PRESIDENT AND PRESIDENT, LANCE COMPANY: In the short term, we expect margins to remain relatively stable. However, as we move over our plan horizon we will leverage our improving sales infrastructure and productivity gains to increase profit margins.

Is there room for further improvements in manufacturing?

Richard Tucker, Vice President and President, Lance Company: While manufacturing made significant progress over the last year, substantial opportunities remain for further gains. We continue upgrading manufacturing technology and operating practices to reduce labor, material waste and changeover costs. Additionally, we continue to refine scheduling and ordering processes to optimize inventory levels and customer service.

What are you doing to improve asset utilization and cash flow?



Clyde Preslar, Vice President, Chief Financial Officer and Secretary: We have increased our corporate-wide focus on working capital management and continue to apply rigorous discipline to capital spending decisions. This helped drive a strong cash flow performance in 2001, which yielded cash flow from operations of $63 million, an increase of nearly $12 million over the previous year. These gains translated into a net debt reduction of almost $18 million.

What were the major capital expenditures in 2001?

Clyde Preslar, Vice President, Chief Financial Officer and Secretary: Capital investment totaled $30.9 million during 2001. Leading the expenditures were investments in highly efficient production equipment that will drive further reductions in manufacturing costs. These and other cost reduction expenditures totaled $11.1 million. Significant investments were also made to our over-the-road fleet and in permanent sales displays, which support improved route sales performance.

What are your spending priorities for 2002?

Clyde Preslar, Vice President, Chief Financial Officer and Secretary: We anticipate capital spending to be at levels similar to 2001. Top priorities include further productivity improvements, new product capacity and investments to strengthen our route sales system.


ONE WAY
ONE WAY
ONE WAY
Lance. America's favorite sandwich cracker!
Lance snacks are the perfect pick-me-up for on-the-go-consumers.

Great taste and availability make Lance snacks a favorite of on-the-go consumers.

Lance offers on-the-go consumers a wide variety of fresh snack choices with a product line that includes sandwich crackers, cookies, cakes, nuts, salty snacks, bread basket items, meat snacks and candy. Lance snacks are distributed mainly through a direct-store-delivery ("DSD") system which includes over 1800 route sales representatives. DSD gives Lance the power to provide quality service to all customers, from the smallest "mom & pop" shops to the largest retail merchants. Combined with a network of approximately 44,000 vending locations, this ensures that great tasting Lance products are available whenever and wherever consumers want to snack.

Introduced in late 2000, Lance "Thunder" chips and salty snacks have added excitement to the line of Lance branded snacks.


CHIP
THUNDER
THUNDER
THUNDER

A day in the Life of one of our Direct Store Delivery Representatives.



A Lance sales representative's day begins at dawn, so that Lance snacks are available for the first shoppers of the day.








HONEY BUN
SUGAR WAFERS

Lance cakes can be found in single-serve displays and vending machines.



Lance Home-Pack products make it easy for consumers to enjoy the taste and freshness of Lance snacks at home, work or while traveling.



Lance's selection of nuts includes peanuts, pistachios, cashews, and sunflower seeds.



With direct-store-delivery ("DSD"), Lance snacks are delivered fresh to each customer.

Making sure that shelves are fully stocked and products are well displayed is a critical part of each customer call.

At the end of each sales call, an invoice is prepared for the customer.


LANCE


DORAL







More and more Americans are enjoying the great taste and quality of the Cape.

The reliable flavors and hearty crunch of Cape Cod Potato Chips have made them America's leading kettle-cooked chip. Throughout the country consumers are enjoying the taste, quality and all-natural goodness represented by the Cape Cod brand. Cape Cod chips are cooked the old fashioned way, in individual kettles with each batch closely monitored for texture, appearance and flavor. The result is a chip that is great with sandwiches, party dips or just by themselves. From Robust Russets to Yukon Gold, Cape Cod offers a chip that is just right for any snacking occasion.

Cape Cod offers consumers a wide selection of kettle-cooked chips to satisfy a broad variety of snacking preferences.


CAPE COD
Potato Chips
CAPE COD
Potato Chips
DARK RUSSET

Good customer relations is key to a successful sales route.

A Lance sales representative serves a wide variety of customer types, from vending machines to retailers of all sizes.

Successful sales representatives make sure that plenty of single-serve snacks are available.




Fresh Choices








You can almost taste the salt air.
But it helps if you open the bag.
CAPE COD
Potato Chips

Consumers across the country are discovering the hearty crunch and great taste of the Cape!


OLD FASHIONED

Getting to know each customer is part of the sales representative's recipe for success.

The Lance sales representative makes sure that each restaurant in his territory is well stocked with Lance's well-known bread basket items.

Other stops during the busy day include employee break rooms, schools, and pro shops – any place consumers might want to snack.









Lance is well-positioned for success in the growing private label market.

With private label sales expanding rapidly throughout the country, Lance is well-positioned to capitalize on this profitable growth opportunity. Well-managed, efficient manufacturing facilities in Burlington, Iowa and Guelph and Waterloo, Ontario produce a full line of high-quality private label cookies, crackers and sugar wafers. Mainly for sale in supermarkets and mass merchants, these products are marketed throughout the United States and Canada under a number of well-recognized store brands as well as under the Vista label. Private label sales provide a profitable complement to the Lance and Cape Cod brands.



Another single-serve display is filled with great tasting Lance snacks.



After the last sales call, it's back to the stockroom to load up for tomorrow's sales.



The day ends with a final inventory and check-up.











Lance markets sugar wafers under the Lance brand as well as a variety of private labels.





Great taste, quality and value have allowed Lance to continue its growth in the private-label cookie/cracker market.


Iced Oatmeal

Directors

Paul A. Stroup, III, 50, Chairman of the Board of Directors of the Company; President and Chief Executive Officer of the Company

David L. Burner, 62, Director of the Company; Chairman of the Board and Chief Executive Officer, Goodrich Corp. (Aerospace systems)

Alan T. Dickson, 70, Director of the Company and Chairman of the Board of Directors of Ruddick Corporation (Diversified holding company)

J. W. "Bill" Disher, 68, Director of the Company and retired Chairman of the Board of Directors of the Company

James H. Hance, Jr., 57, Director of the Company and Vice Chairman and Chief Financial Officer of Bank of America Corporation

William R. Holland, 63, Director of the Company and Chairman and retired Chief Executive Officer of United Dominion Industries Limited (Diversified manufacturing company)

Scott C. Lea, 70, Director of the Company; Retired Chairman of the Board of Directors of the Company and retired Chief Executive Officer of Rexham, Inc. (Manufacturer of packaging and coated laminated products)

Nancy Van Every McLaurin, 57, Director of the Company and private investor

Wilbur J. Prezzano, 61, Director of the Company and retired Vice Chairman of the Board of Eastman Kodak, Inc.

Robert V. Sisk, 66, Director of the Company and President of Piedmont Engineering Corporation (Industrial refrigeration systems)

Isaiah Tidwell, 57, Director of the Company; Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A.

S. Lance Van Every, 54, Director of the Company and private investor

Executive Officers

Paul A. Stroup, III
President and Chief Executive Officer

Richard G. Tucker
Vice President and President, Lance Company

H. Dean Fields
Vice President and President, Vista Bakery, Inc.

L. Rudy Gragnani
Vice President of Information Systems

Earl D. Leake
Vice President of Human Resources

Frank I. Lewis
Vice President of Sales

B. Clyde Preslar
Vice President, Chief Financial Officer and Secretary

David R. Perzinski
Treasurer

Margaret E. Wicklund
Corporate Controller and Assistant Secretary


Captain's Wafers
cream cheese & chives
TOASTY CRACKERS
rich'n creamy peanut butter
fresh roasted
TOAST CHEE
Reduced Fat
CHIP THUNDER 99¢
original
SUGAR WAFERS
rich vanilla creme
CAPE COD Potato Chips
CLASSIC
ROBUST RUSSET

Lance, Inc.

P.O. Box 32368

Charlotte, North Carolina 28232

Phone 704-554-1421

Fax 704-554-5562

www.lance.com

Corporate Information

Notice of Annual Meeting

The Annual Meeting of Stockholders will be held at 2:00 p.m. (EDT) on April 25, 2002, at Lance's principal office, 8600 South Boulevard, Charlotte, North Carolina. Notice of the meeting and a form of proxy are being mailed to the stockholders. The Board of Directors would appreciate prompt return of proxies. Proxies may be revoked at any time before they are exercised and will not be used if stockholders attend the meeting and vote in person.

Form 10-K Available

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to:

Lance, Inc.
Attn: Secretary
P.O. Box 32368
Charlotte, North Carolina 28232

Transfer Agent for Common Stock

First Union National Bank
Corporate Trust Department
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, North Carolina 28254-3435
Phone 1-800-829-8432

Dividend Reinvestment Service

This service is established for all Lance, Inc. common stockholders, regardless of the size of their holdings. For further information contact:

First Union National Bank
Corporate Trust Department
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, North Carolina 28254-3435
Phone 1-800-829-8432

For Further Information:

Lance, Inc.
Attn: Investor Relations
P.O. Box 32368
Charlotte, North Carolina 28232
Phone 704-554-1421
Fax 704-554-5562
www.lance.com

This 2001 Annual Report, when delivered to stockholders in connection with the 2002 Annual Meeting of Stockholders, contains in its back pocket Lance, Inc.'s Annual Report on Form 10-K for the year ended December 29, 2001, filed with the Securities and Exchange Commission, along with the Notice of Annual Meeting of Stockholders to be held on April 25, 2002 and related Proxy Statement.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2001
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-398

LANCE, INC.
(Exact name of Registrant as specified in its charter)

NORTH CAROLINA	56-0292920
(State of Incorporation)	(I.R.S. Employer Identification Number)

8600 South Boulevard, Charlotte, North Carolina 28273
(Address of principal executive offices)

Post Office Box 32368, Charlotte, North Carolina 28232
(Mailing address of principal executive offices)

Registrant's telephone number, including area code:	**(704) 554-1421**
Securities Registered Pursuant to Section 12(b) of the Act:	**NONE**
Securities Registered Pursuant to Section 12(g) of the Act:	**$.83-1/3 Par Value Common Stock** **Rights to Purchase $1 Par Value Series A Junior Participating Preferred Stock**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** _X_ **No** ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of shares of the Registrant's $.83-1/3 par value Common Stock, its only outstanding class of voting stock, held by non-affiliates as of February 19, 2002 was approximately $361,000,000.

The number of shares outstanding of the Registrant's $.83-1/3 par value Common Stock, its only outstanding class of Common Stock, as of February 19, 2002, was 29,040,923 shares.

Document Incorporated by Reference

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on April 25, 2002 are incorporated by reference into Part III of this Form 10-K.

PART I

Item 1. Business

Lance, Inc. was incorporated as a North Carolina corporation in 1926. Lance, Inc. and its subsidiaries are collectively referred to herein as the Registrant or the Company.

The Registrant manufactures, markets and distributes a variety of snack food products including individual and multi-pack configurations of sandwich crackers, cookies, candy, cakes, meat snacks and bread basket items as well as salty snacks including potato chips, corn chips, popcorn products and nuts. In addition, the Registrant manufactures products packaged in larger sizes including crackers, cookies, bread basket items, potato chips and other salty snack products. Of the products sold by the Registrant, 80% are manufactured by the Registrant and 20% are purchased for resale.

The Registrant's branded products are primarily sold under the Lance and Cape Cod trade names. Registered trademarks that it owns include: LANCE, CAPE COD POTATO CHIPS, TOASTCHEE, TOASTY, NEKOT, NIPCHEE, CHOC-O-LUNCH, VAN-O-LUNCH, GOLD-N-CHEES, CAPTAIN'S WAFERS, and VISTA. Other brand names used by the Registrant include CHIP THUNDER and FIRECRACKER BARBECUE.

The Registrant's branded product customer base includes grocery and mass merchants, convenience and drug stores, food service brokers and institutions, vending operations, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices, restaurants and independent retailers. The Registrant's non-branded product sales consist primarily of private label sales. They also include sales of other companies' branded products and sales to other manufacturers. Private label customers include grocery and mass merchandisers. The Registrant sells other companies' branded products primarily through its vending operations as well as convenience and drug stores and "up and down the street" outlets. The Registrant currently distributes products throughout most of the United States and parts of Canada and Europe.

Products are distributed by the Registrant's direct-store delivery ("DSD") system, third party carriers and through direct shipments by its own transportation fleet. Approximately 59% of sales are distributed through the DSD system. The DSD system is administered through three regions that are divided into 20 sales districts that are further divided into 231 sales divisions, each under the direction of a division manager. Within each division are sales routes, each serviced by one representative. At December 29, 2001, there were 1,830 sales routes. The Registrant uses its own fleet of tractors and trailers to make weekly deliveries of its products to the sales territories. The Registrant provides its representatives with stockroom space for their inventory requirements through individual territory stockrooms and metro distribution centers. The representatives load their own or company owned step-vans from these stockrooms for delivery to customers. The Registrant operates Company-owned vending machines in approximately 44,000 customer locations. These vending machines are generally made available to customers on a commission or rental basis. The machines are not designed or manufactured specifically for the Registrant, and their use is not limited to any particular sales area or class of customer. The Registrant's non-DSD sales are made through Company sales personnel, independent distributors or brokers. Most non-DSD sales are direct shipments using third party carriers.

The principal raw materials used in the manufacture of the Registrant's snack food products are flour, peanuts, peanut butter, oils, shortenings, potatoes, sugar, popcorn, cheese, corn syrup, and seasonings. The principal supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are generally available in adequate quantities in the open market either from sources in the United States or from other countries and are generally contracted up to a year in advance. The principal types of energy used by the Registrant are electricity, natural and propane gas, fuel oil and diesel fuel, all of which are currently available in adequate quantities.

All of the Registrant's products are sold in highly competitive markets in which there are many competitors. In the case of many of its products, the Registrant competes with manufacturers with greater total revenues and greater resources than the Registrant. The principal methods of competition are price, delivery, service and product quality. Generally, the Registrant believes that it is competitive in these methods as a whole. The methods of competition and the Registrant's competitive position vary according to the locality, the particular products and the policies of its competitors. Although reliable statistics are unavailable as to production and sales by others in the industry, the Registrant believes that in its core areas of distribution it is one of the largest suppliers of filled sandwich crackers.

Sales to the Registrant's largest customer (Wal-Mart Stores, Inc.) were approximately 10.3% of revenues in 2001. While the Registrant enjoys a continuing business relationship with Wal-Mart Stores, Inc., the loss of this business (or a substantial portion of this business) could have a material adverse effect upon the Registrant.

On December 29, 2001, the Registrant and its subsidiaries had 4,679 employees, none of whom were covered by a collective bargaining agreement.

Item 2. Properties

The Registrant's principal plant and general offices are located in Charlotte, North Carolina on a 140-acre tract owned by the Registrant. The main facility at this location is an air-conditioned and sprinklered plant, office building and cafeteria of brick and steel containing approximately 670,000 square feet. The manufacturing portion of this facility houses seven oven lines and is equipped with storage facilities to handle many of the Registrant's raw materials in bulk and is operated on a continuous three-shift basis. Adjacent to the main facility is an air-conditioned and sprinklered plant of brick and steel used for processing potato chips, corn chips and similar products containing approximately 140,000 square feet, which is operated on a continuous three-shift basis. Also adjacent to the main facility are a 70,400 square foot precast concrete building, which houses a sales distribution facility, an 11,000 square foot brick and steel building, which houses vehicle maintenance operations, and 50,000 square foot and 40,000 square foot metal warehouse buildings.

The Registrant also owns a plant located on an 18.5-acre tract in Burlington, Iowa. The plant is of masonry and steel and contains approximately 313,000 square feet. This plant houses eight oven lines, certain of which are operated on a continuous three-shift basis. Adjacent to the plant is a steel storage building of approximately 5,800 square feet. Additionally, the Registrant owns two plants located on two tracts totaling approximately 8 acres in Ontario, Canada. These plants are located in Waterloo and Guelph and have approximately 41,000 and 83,000 square feet, respectively. The Registrant also owns a plant in Hyannis, Massachusetts located on a 5.4-acre tract. The plant is of masonry and steel and contains approximately 32,000 square feet.

The Registrant leases office space for administrative support and district sales offices throughout the United States. The Registrant also leases eight distribution/warehouse facilities for periods ranging from one to six years. In addition, the Registrant leases most of its stockroom space for its DSD field sales representatives in various locations mainly on month-to-month tenancies.

The Registrant believes that it has sufficient production capacity to meet foreseeable demand in 2002.

Item 3. Legal Proceedings

The Registrant is not a party to, nor are any of its assets subject to, any material pending legal proceedings, other than ordinary routine litigation incidental to its business.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Separate Item. Executive Officers of the Registrant

Information as to each executive officer of the Registrant, who is not a director or a nominee named in Item 10 of this Form 10-K, is as follows:

Name	Age	Information About Officer
Robert S. Carles	61	Secretary of Lance, Inc. since 1997 and Assistant Secretary 1981-1997 and Corporate Attorney since 1976, retired 2002
H. Dean Fields	60	Vice President of Lance, Inc. since 2002; President of Vista Bakery, Inc. (subsidiary of Lance, Inc.) since 1996
L. Rudy Gragnani	48	Vice President of Lance, Inc. since 1997; Vice President of Coca-Cola Bottling Company of New York 1996-1997
Earl D. Leake	50	Vice President of Lance, Inc. since 1995
Frank I. Lewis	49	Vice President of Lance, Inc. since 2000 and Regional Vice President of Frito Lay, Inc. (subsidiary of PepsiCo, Inc.) 1991-2000
David R. Perzinski	42	Treasurer of Lance, Inc. since 1999, Senior Director of Sales/Marketing Finance and Treasury Operations of Lance, Inc. 1997-1999, Director of Sales/Marketing Finance and Treasury Operations of Lance, Inc. 1996-1997
B. Clyde Preslar	47	Vice President and Chief Financial Officer of Lance, Inc. since 1996; Secretary of Lance, Inc. since 2002
Richard G. Tucker	47	Vice President of Lance, Inc. since 1996; President of Lance Company since 1999
Margaret E. Wicklund	41	Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. since 1999; Senior Director of Corporate Tax and Shared Services 1998-1999 and Director of Corporate Tax 1993-1998

All the executive officers were appointed to their current positions at the Annual Meeting of the Board of Directors on April 26, 2001, except Mr. Fields was appointed Vice President on January 31, 2002 and Mr. Preslar was appointed Secretary on February 1, 2002. All of the Registrant's executive officers' terms of office extend until the next Annual Meeting of the Board of Directors and until their successors shall have been duly elected and qualified.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company had 4,088 stockholders of record as of February 19, 2002.

The $.83-1/3 par value Common Stock of Lance, Inc. is traded in the over-the-counter market under the symbol LNCE and transactions in the Common Stock are reported on The Nasdaq Stock Market. The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 2001 and 2000.

2001 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 31, 2001)	$ 13.50	$ 10.25	$ 0.16
Second quarter (13 weeks ended June 30, 2001)	13.70	10.88	0.16
Third quarter (13 weeks ended September 29, 2001)	14.99	10.25	0.16
Fourth quarter (13 weeks ended December 29, 2001)	15.95	12.30	0.16

2000 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 25, 2000)	$ 11.50	$ 8.88	$ 0.16
Second quarter (13 weeks ended June 24, 2000)	11.44	9.31	0.16
Third quarter (13 weeks ended September 23, 2000)	10.50	8.56	0.16
Fourth quarter (14 weeks ended December 30, 2000)	12.88	9.00	0.16

On January 31, 2002, the Board of Directors of Lance, Inc. declared a quarterly cash dividend of $0.16 per share payable on February 20, 2002 to stockholders of record on February 11, 2002. The Board of Directors of Lance, Inc. will consider the amount of future cash dividends on a quarterly basis.

The Registrant's Amended and Restated Credit Agreement dated May 26, 2000, restricts payment of cash dividends and repurchases of its common stock by the Registrant if, after payment of any such dividends or any such repurchases of its common stock, the Registrant's consolidated stockholders' equity would be less than $125,000,000. At December 29, 2001, the Registrant's consolidated stockholders' equity was $177,919,000.

Item 6. Selected Financial Data

The following table sets forth selected historical financial data of the Company for the five-year period ended December 29, 2001. The selected financial data have been derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere herein. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements, including the notes thereto. Amounts are in thousands, except per share data.

	2001	2000	1999	1998	1997
Results of Operations:					
Net sales and other operating revenue	**$ 582,906**	$ 576,299	$ 531,274	$ 486,432	$ 486,854
Earnings before interest and taxes	**41,395**	39,026	42,282	46,107	41,837
Earnings before income taxes	**37,637**	34,550	39,865	43,743	48,688
Income taxes	**13,860**	12,589	15,104	16,135	18,591
Net income	**23,777**	21,961	24,761	27,608	30,097
Average Number of Common Shares Outstanding:					
Basic	**28,909**	28,961	29,874	29,925	29,893
Diluted	**29,068**	28,976	29,918	30,043	30,018
Per Share of Common Stock:					
Net income - basic	**0.82**	0.76	0.83	0.92	1.01
Net income - diluted	**0.82**	0.76	0.83	0.92	1.00
Cash dividends	**0.64**	0.64	0.96	0.96	0.96
Financial Status at Year-end:					
Total assets	**$ 313,399**	$ 316,138	$ 330,662	$ 251,403	$ 252,740
Total debt	**49,831**	63,931	71,206	-	-

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an assessment of the Company's financial condition, results of operations and liquidity and capital resources and should be read in conjunction with the accompanying financial statements and notes thereto included elsewhere herein.

Overview

The Company manufactures, markets and distributes a variety of snack food products including individual and multi-pack configurations of sandwich crackers, cookies, candy, cakes, meat snacks and bread basket items as well as salty snacks including potato chips, corn chips, popcorn products and nuts. In addition, the Company manufactures products packaged in larger sizes including crackers, cookies, bread basket items, potato chips and other salty snack products. Of the products sold by the Company, 80% are manufactured by the Company and 20% are purchased for resale. Products are distributed by the Company's direct-store delivery ("DSD") system, third party carriers and through direct shipments by its own transportation fleet.

The Company's branded product customer base includes grocery and mass merchants, convenience and drug stores, food service brokers and institutions, vending operations, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices, restaurants and independent retailers. The Registrant's non-branded product sales consist primarily of private label sales. They also include sales of other companies' branded products and sales to other manufacturers. Private label customers include grocery and mass merchants. The Registrant sells other companies' branded products primarily through its vending operations and through convenience and drug stores and "up and down the street" outlets. The Company currently distributes products throughout most of the United States and parts of Canada and Europe.

The Company's growth plans are based on improved sales, more effective distribution, increased marketing activities, new product introductions and greater penetration of growing trade channels such as mass merchants, convenience and grocery stores. A key element of these plans is the revitalization of the Company's DSD route sales system.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer programs and incentives, bad debts, inventories, investments, intangible assets, income taxes, insurance, other post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

2001 Compared to 2000	2001		2000		Difference	
Revenues	$ 582.9	100.0%	$ 576.3	100.0%	$ 6.6	1.1%
Cost of sales	284.1	48.7%	284.7	49.4%	0.6	0.2%
Gross margin	298.8	51.3%	291.6	50.6%	7.2	2.5%
Selling, marketing and delivery expenses	220.6	37.8%	223.6	38.8%	3.0	1.3%
General and administrative expenses	30.2	5.2%	25.4	4.4%	(4.8)	(18.9%)
Provisions for employees' retirement plans	4.5	0.8%	4.2	0.7%	(0.3)	(7.1%)
Amortization of goodwill and other intangibles	2.1	0.4%	1.8	0.3%	(0.3)	(16.7%)
Other income, net	(0.0)	(0.0%)	(2.4)	(0.4%)	(2.4)	(100.0%)
Earnings before interest and taxes	41.4	7.1%	39.0	6.8%	2.4	6.2%
Interest expense, net	3.7	0.6%	4.4	0.8%	0.7	15.9%
Income taxes	13.9	2.4%	12.6	2.2%	(1.3)	(10.3%)
Net income	$ 23.8	4.1%	$ 22.0	3.8%	$ 1.8	8.2%

Revenues in the 52-week fiscal year 2001 increased $6.6 million or 1.1% over the 53-week fiscal year 2000. The revenue impact of the fifty-third week in 2000 was approximately $6.6 million. Excluding the additional revenue week in 2000, revenues in 2001 increased $13.2 million as a result of increased sales of the Company's non-branded products. The Company's branded product sales declined slightly as compared to 2000. In 2001, the Company's branded products comprised 67% of total sales as compared to 69% in 2000. The Company's non-branded revenues consist mostly of private label sales and also include sales to other manufacturers and third party branded products. Private label sales represented 20% and 19% of revenues in 2001 and 2000, respectively.

Gross margin as a percent of revenue increased 0.7 percentage points to 51.3% in 2001. This increase is primarily due to improved manufacturing efficiencies and lower commodity and packaging costs. These improvements were partially offset by a higher proportion of sales to direct ship customers which have lower gross margins.

Selling, marketing and delivery costs decreased $3.0 million compared to 2000. This decrease is partially due to a higher proportion of direct shipments, which require less selling and delivery expenses. In addition, reduced severance provisions and lower expenses due to the impact of the fifty-third week in 2000 contributed to the decrease in selling, marketing and delivery costs. These decreases were somewhat offset by increased provisions for incentive compensation.

General and administrative expenses increased $4.8 million compared to the prior year due predominately to increased incentive compensation provisions. The provision for employees' retirement plans was higher due to the profitability-based formula for these contributions.

Other income primarily includes gains and losses on fixed asset dispositions and foreign currency transactions. In addition, included in other income in 2001 was a $0.9 million gain related to the curtailment of the Company's post-retirement benefit plan.

Net interest expense of $3.7 million in 2001 declined from $4.4 million in 2000. The decrease of $0.7 million was primarily the result of lower interest rates and lower debt levels during the year. See discussion in "Liquidity and Capital Resources" section below.

The effective income tax rate increased from 36.4% in 2000 to 36.8% in 2001 due to changes in the composition of earnings among the consolidated entities.

2000 Compared to 1999	**2000**		**1999**		**Difference**	
Revenues	$ 576.3	100.0%	$ 531.3	100.0%	$ 45.0	8.5%
Cost of sales	284.7	49.4%	246.0	46.3%	(38.7)	(15.7%)
Gross margin	291.6	50.6%	285.3	53.7%	6.3	2.2%
Selling, marketing and delivery expenses	223.6	38.8%	213.1	40.1%	(10.5)	(4.9%)
General and administrative expenses	25.4	4.4%	24.9	4.7%	(0.5)	(2.0%)
Provisions for employees' retirement plans	4.2	0.7%	4.6	0.9%	0.4	8.7%
Amortization of goodwill and other intangibles	1.8	0.3%	1.4	0.2%	(0.4)	(28.6%)
Other income, net	(2.4)	(0.4%)	(1.0)	(0.2%)	1.4	140.0%
Earnings before interest and taxes	39.0	6.8%	42.3	8.0%	(3.3)	(7.8%)
Interest expense, net	4.4	0.8%	2.4	0.5%	(2.0)	(83.3%)
Income taxes	12.6	2.2%	15.1	2.8%	2.5	16.6%
Net income	$ 22.0	3.8%	$ 24.8	4.7%	$ (2.8)	(11.3%)

Revenues increased $45.0 million or 8.5% in 2000. Approximately $26.6 million of the revenue growth was attributable to the acquisitions of Tamming Foods Ltd. ("Tamming") and Cape Cod Potato Chip Company Inc. ("Cape Cod"). Revenues increased $18.4 million or 3.7% in the pre-acquisition business primarily due to growth in contract manufacturing and private label sales. Approximately $6.6 million of revenue growth resulted from the impact of the 53-week fiscal year in 2000 as compared to the 52-week fiscal year in 1999.

Gross margin as a percent of revenue decreased 3.1 percentage points to 50.6% in 2000. The margin decline resulted from the higher proportion of sales to direct ship customers. Additional factors included production inefficiencies related to significant changes in volume and sales mix as well as the lower gross margins of the acquired businesses.

Selling, marketing and delivery costs increased $10.5 million compared to 1999 of which approximately 45% of the increase was attributable to the inclusion of the acquired businesses for the full year. The remaining increase was the result of higher personnel costs, including severance provisions, and higher distribution costs due to increased sales and fuel charges.

General and administrative expenses increased $0.5 million compared to the prior year due to the full year impact of the acquired businesses. The provision for employees' retirement plans was lower due to the profitability-based formula for these contributions. Amortization of goodwill and intangibles increased as a result of the full year impact of the acquisitions. Other income of $2.4 million predominately includes gains and losses on fixed asset dispositions.

Net interest expense was $4.4 million in 2000 compared to $2.4 million in 1999. The increase of $2.0

million was primarily the result of the full year impact of acquisition related debt incurred in 1999.

The effective income tax rate decreased from 37.9% in 1999 to 36.4% in 2000 due to changes in the composition of earnings among the consolidated entities.

Liquidity and Capital Resources

Primary sources of liquidity are cash flows from operating activities and certain financing activities. Net cash provided by operating activities was $63.0 million for 2001. This compares to $51.5 million in 2000. The increase in net cash provided by operating activities is primarily related to increased earnings, further decreases in accounts receivable and increases in various operating liabilities. Year-to-year changes in inventory and accounts payable levels impacted cash flow unfavorably. Working capital (other than cash and cash equivalents) decreased to $31.4 million from $40.6 million in 2000.

Cash flow used in investing activities was $28.8 million in 2001. The primary component of cash used in investing activities was capital expenditures. Cash expenditures for fixed assets totaled $30.9 million in 2001 compared to $24.8 million in 2000. Major investments in 2001 included automated packaging equipment and potato chip processing equipment. During 2001, proceeds from the sale of real and personal property provided approximately $2.1 million of cash to fund investing activities.

Cash used in financing activities for 2001 totaled $30.4 million. During 2001, the Company repaid debt, net of borrowings, of $12.0 million. In 2001 and 2000 the Company paid dividends of $0.64 per share totaling $18.6 million each year. On January 31, 2002, the Board of Directors authorized the repurchase of 1.0 million shares of its common stock. During 2001, the Company did not repurchase any shares of its common stock and currently has no active program to repurchase shares of its common stock.

In 2000, the Company amended its unsecured revolving credit agreement, first entered into in 1999, giving the Company the ability to borrow up to $60 million and Canadian ("Cdn") $25 million through April 2004. At December 29, 2001, $9.5 million was outstanding on these unsecured revolving credit facilities. Borrowing and repayments under these revolving credit facilities are similar in nature to short-term credit lines; however, due to the nature and terms of the agreements allowing repayment through April 2004, all borrowings under these facilities are classified as long-term debt. On February 8, 2002, the agreement was further amended to extend the maturity date to February 2007.

As of December 29, 2001, cash and cash equivalents totaled $4.8 million and total debt outstanding was $49.8 million. Additional borrowings available under all credit facilities totaled $68.7 million. The Company has complied with all financial covenants contained in the financing agreements.

The Company leases certain facilities and equipment classified as operating leases. The future minimum lease commitments for operating leases as of December 29, 2001 were $5,540,000. The minimum commitments under these leases for 2002, 2003, 2004, 2005 and thereafter are $2,723,000, $1,342,000, $953,000, $328,000 and $194,000 respectively.

The Company also maintains standby letters of credit in connection with its self-insurance reserves for casualty claims. The total amount of these letters of credit was $5.9 million as of December 29, 2001.

In addition, the Company entered into a long-term guaranteed payment commitment during 2000 with a supplier. Under the terms of this agreement, to the extent the Company's purchases exceed an agreed upon amount no additional amount is due from the Company. However, if purchases are below this amount, the Company is required to compensate the supplier. During 2000 and 2001, the Company made purchases from the supplier totaling $2.1 million and $2.8 million, respectively. In addition, the Company has provided a guarantee to a third party for fixed asset financing for the supplier. The maximum annual payment guarantees to both the supplier and third party are $838,000 per year through 2007 and $249,000 in 2008. The total amount outstanding under these guarantees was $4,439,000 as of December 29, 2001.

Available cash, cash from operations and available credit under the credit facilities are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

On January 31, 2002 the Board of Directors declared a $0.16 quarterly dividend payable on February 20, 2002 to stockholders of record on February 11, 2002.

Forward-Looking Statements

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs, effectiveness of sales and marketing activities, interest rate and credit risks, as described in the Company's filings with the Securities and Exchange Commission, including Exhibit 99 to this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The principal market risks to which the Company is exposed that may adversely impact results of operations and financial position are changes in certain raw material prices, increased interest rates, credit risks and fluctuations in foreign exchange rates. The Company has no market risk sensitive instruments held for trading purposes.

Raw materials used by the Company are exposed to the impact of changing commodity prices. At times, the Company enters into commodity futures and option contracts to manage fluctuations in prices of anticipated purchases of certain raw materials. The Company's policy is to use such commodity derivative financial instruments only to the extent necessary to manage these exposures. The Company does not use these financial instruments for trading purposes. During 2001, the Company did not enter into any commodity contracts.

Most of the Company's long-term debt obligations incur interest at floating rates, based on changes in U.S. Dollar LIBOR, Canadian Dollar LIBOR and prime rate interest. To manage exposure to changing interest rates, the Company has entered into an interest rate swap agreement covering a significant amount of its outstanding debt. At December 29, 2001, the Company's long term debt totaled $49.8 million, with interest rates ranging from 4.04% to 7.00%, with a weighted average interest rate of 5.76%. A 10% increase in U.S. LIBOR and Canadian LIBOR would have increased interest expense for the 2001 year by $0.5 million.

The Company is exposed to certain credit risks related to its accounts receivable. The Company performs ongoing credit evaluations of its customers to minimize the potential exposure. In February 2002, a customer of the Company lost a significant portion of its business and is now considered a credit risk. The maximum loss that the Company could recognize, net of tax, is approximately $350,000 as of February 19, 2002. As of December 29, 2001, the Company had an allowance for doubtful accounts of $2.0 million.

Through the operations of its Canadian subsidiary, Tamming, the Company has an exposure to foreign exchange rate fluctuations, primarily between U.S. and Canadian dollars. Foreign exchange rate fluctuations have limited impact on the earnings of the Company as a majority of the sales of Tamming are denominated in U.S. dollars. The indebtedness used to finance the acquisition of Tamming is denominated in Canadian dollars and serves as an effective hedge of the net asset investment in Tamming. A 10% devaluation of the Canadian dollar would result in an immaterial change in the Company's net asset investment in Tamming.

Inflation and changing prices have not had a material impact on the Company's net sales and income for the last three fiscal years.

For the 2001 fiscal year, the Company implemented SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Prior to September 2001, the Company had no derivative instruments. There was no impact on the financial statements for the initial adoption.

The Company is exposed to certain market, commodity and interest rate risks as part of its ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. The derivative instruments must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The Company does not use derivatives for trading purposes.

Interest Rate Risk - The Company is exposed to interest rate volatility with regard to existing variable rate debt obligations. The Company uses interest rate swap agreements to reduce interest rate volatility, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

Price Risk - The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company will consider the use of futures and options contracts to reduce price fluctuations; however, the Company currently has no open futures or options contracts related to raw and packaging materials.

The Company currently records the fair value of outstanding derivatives in other long-term liabilities. Gains and losses related to the ineffective portion of the hedge is recorded in expenses based on the nature of the derivative. There was no ineffectiveness as a result of the derivative as of December 29, 2001. The qualifying derivative is reported as part of cash flow hedge arrangements as follows:

Cash flow hedges involve hedging the risks relating to variable rates or prices that affect future cash payments by the Company. Gains and losses on these instruments are recorded in Other Comprehensive Income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from Accumulated Other Comprehensive Income to the Consolidated Statement of Earnings on the same line item as the underlying transaction risk.

In September 2001, the Company entered into an interest rate swap agreement in order to manage the risk associated with variable interest rates. The variable-to-fixed interest rate swap is accounted for as a cash flow hedge, with effectiveness assessed based on changes in the present value of interest payments on the underlying debt. The notional amount, interest payment and maturity dates of the swap match the principal, interest payment and maturity dates of the related debt. The interest rate on the swap was 5.9%, including applicable margin. The underlying notional amount of the swap agreement is Cdn $50 million. The fair value, determined by a third party financial institution, of the interest rate swap was a $1.2 million liability as of December 29, 2001 and is included in other long-term liabilities.

Unrealized losses from the cash flow hedge are recorded in accumulated other comprehensive income at December 29, 2001 was $0.7 million, net of tax, related to the interest rate swap, which will be reclassified into interest expense over the life of the interest rate hedge.

If the interest rate swap was terminated, the gain or loss realized upon termination would be deferred and amortized to interest expense over the remaining term of the underlying debt instrument it was intended to modify. However, if the underlying debt instrument were to be settled prior to maturity, the gain or loss realized upon termination would be recognized immediately.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2001, December 30, 2000, and December 25, 1999
(In thousands, except share and per share data)

	2001	2000	1999
Net sales and other operating revenue	**$ 582,906**	$ 576,299	$ 531,274
Cost of sales and operating expenses/(income):			
Cost of sales	**284,120**	284,702	246,017
Selling, marketing and delivery	**220,641**	223,648	213,057
General and administrative	**30,240**	25,378	24,926
Provisions for employees' retirement plans	**4,448**	4,161	4,575
Amortization of goodwill and other intangibles	**2,082**	1,797	1,355
Other income, net	**(20)**	(2,413)	(938)
Earnings before interest and income taxes	**41,395**	39,026	42,282
Interest expense, net	**3,758**	4,476	2,417
Earnings before income taxes	**37,637**	34,550	39,865
Income taxes	**13,860**	12,589	15,104
Net income	**$ 23,777**	$ 21,961	$ 24,761
Earnings per share			
Basic	**$0.82**	$0.76	$0.83
Diluted	**$0.82**	$0.76	$0.83
Weighted average shares outstanding - basic	**28,909,000**	28,961,000	29,874,000
Weighted average shares outstanding - diluted	**29,068,000**	28,976,000	29,918,000

See Notes to Consolidated Financial Statements.

LANCE, INC. AND SUBSIDIARIES
December 29, 2001, December 30, 2000
(In thousands, except share data)

Assets	2001	(restated) 2000
Current assets		
Cash and cash equivalents	$ 4,798	$ 1,224
Accounts receivable (less allowance for doubtful accounts of $2,003 and $1,843, respectively)	41,718	44,593
Inventories	26,828	24,295
Prepaid income taxes	-	1,120
Deferred income tax benefit	5,824	4,731
Prepaid expenses and other	3,126	5,430
Total current assets	82,294	81,393
Property, plant and equipment, net	179,436	179,283
Goodwill, net	39,411	42,069
Other intangible assets, net	9,193	10,177
Other assets	3,065	3,216
Total assets	$ 313,399	$ 316,138
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 487	$ 395
Accounts payable	10,776	14,718
Accrued compensation	15,335	8,844
Accrued profit-sharing retirement plan	4,274	3,836
Accrual for insurance claims	5,037	4,642
Other payables and accrued liabilities	10,178	6,961
Total current liabilities	46,087	39,396
Other liabilities and deferred credits		
Long-term debt	49,344	63,536
Deferred income taxes	23,063	21,548
Accrued postretirement health care costs	8,852	11,317
Accrual for insurance claims	4,511	4,083
Other long-term liabilities	3,623	2,600
Total other liabilities and deferred credits	89,393	103,084
Stockholders' equity		
Common stock, 28,995,172 and 28,947,222 shares outstanding at December 29, 2001 and December 30, 2000	24,163	24,123
Preferred stock, 0 shares outstanding at December 29, 2001 and December 30, 2000	-	-
Additional paid-in capital	1,865	1,229
Unamortized portion of restricted stock awards	(826)	(437)
Retained earnings	154,075	148,859
Accumulated other comprehensive loss	(1,358)	(116)
Total stockholders' equity	177,919	173,658
Total liabilities and stockholders' equity	$ 313,399	$ 316,138

See Notes to Consolidated Financial Statements.

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2001, December 30, 2000, and December 25,1999
(In thousands, except share data)

	Shares	Common Stock	Additional Paid-in Capital	Unamortized Portion of Restricted Stock Awards	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance, December 26, 1998 (restated)	29,989,210	$ 24,991	$ 1,981	$ (502)	$ 158,589	$ 90	$ 185,149
Comprehensive income:							
Net income	-	-	-	-	24,761	-	24,761
Net change in unrealized gains on marketable securities, net of tax effect of ($45)	-	-	-	-	-	(90)	(90)
Foreign currency translation adjustment	-	-	-	-	-	15	15
Total comprehensive income	-	-	-	-	-	-	24,686
Cash dividends paid to stockholders	-	-	-	-	(28,808)	-	(28,808)
Stock options exercised	3,487	3	57	-	-	-	60
Issuance of restricted stock, net of cancellations	58,200	49	514	(297)	-	-	266
Purchases of common stock	(100,000)	(84)	-	-	(1,414)	-	(1,498)
Balance, December 25, 1999 (restated)	29,950,897	24,959	2,552	(799)	153,128	15	179,855
Comprehensive income:							
Net income	-	-	-	-	21,961	-	21,961
Foreign currency translation adjustment	-	-	-	-	-	(131)	(131)
Total comprehensive income	-	-	-	-	-	-	21,830
Cash dividends paid to stockholders	-	-	-	-	(18,572)	-	(18,572)
Stock options exercised	-	-	-	-	-	-	-
Issuance of restricted stock, net of cancellations	(27,675)	(23)	(184)	362	-	-	155
Purchases of common stock	(976,000)	(813)	(1,139)	-	(7,658)	-	(9,610)
Balance, December 30, 2000 (restated)	28,947,222	24,123	1,229	(437)	148,859	(116)	173,658
Comprehensive income:							
Net income	-	-	-	-	**23,777**	-	**23,777**
Unrealized loss on interest rate swap, net of tax effect of ($436)	-	-	-	-	-	**(739)**	**(739)**
Foreign currency translation adjustment	-	-	-	-	-	**(503)**	**(503)**
Total comprehensive income	-	-	-	-	-	-	**22,535**
Cash dividends paid to stockholders	-	-	-	-	**(18,561)**	-	**(18,561)**
Stock options exercised	**13,000**	**11**	**129**	-	-	-	**140**
Issuance of restricted stock, net of cancellations	**34,950**	**29**	**507**	**(389)**	-	-	**147**
Balance, December 29, 2001	**28,995,172**	**$24,163**	**$1,865**	**$(826)**	**$154,075**	**$(1,358)**	**$177,919**

See Notes to Consolidated Financial Statements.

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2001, December 30, 2000, and December 25,1999
(In thousands)

	2001	2000	1999
Operating activities			
Net income	$ 23,777	$ 21,961	$ 24,761
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	31,111	28,951	27,435
Gain on sale of property, net	(1,239)	(2,043)	(902)
Deferred income taxes	985	776	3,518
Other, net	148	156	266
Changes in operating assets and liabilities:			
Accounts receivable	2,616	1,853	(1,818)
Inventory	(2,598)	3,086	(3,698)
Prepaid expenses and other current assets	753	(2,398)	(903)
Accounts payable	(3,901)	(851)	1,458
Accrued income taxes	2,119	(248)	1,623
Other payables and accrued liabilities	9,214	252	(5,697)
Net cash flow from operating activities	62,985	51,495	46,043
Investing activities			
Purchases of property and equipment	(30,918)	(24,751)	(30,537)
Proceeds from sale of property	2,144	3,848	1,570
Acquisition of businesses, net of cash acquired	-	-	(53,570)
Purchases of marketable securities	-	-	(556)
Maturities of marketable securities	-	-	1,886
Sales of marketable securities	-	-	7,643
Other, net	-	-	63
Net cash used in investing activities	(28,774)	(20,903)	(73,501)
Financing activities			
Dividends paid	(18,561)	(18,572)	(28,808)
Issuance (purchase) of common stock, net	140	(9,610)	(1,438)
Proceeds from debt issued, net of acquisition costs	-	-	64,519
Repayments of debt	(304)	(384)	(36,969)
Borrowings (repayments) under revolving credit facilities, net	(11,675)	(13,995)	35,500
Net cash (used in) provided by financing activities	(30,400)	(42,561)	32,804
Effect of exchange rate changes on cash	(237)	(110)	101
Increase (decrease) in cash and cash equivalents	3,574	(12,079)	5,447
Cash and cash equivalents at beginning of fiscal year	1,224	13,303	7,856
Cash and cash equivalents at end of fiscal year	$ 4,798	$ 1,224	$ 13,303
Supplemental information and non-cash transactions:			
Cash paid for income taxes, net of refunds of $602, $423 and $3,043, respectively	$ 9,986	$ 11,244	$ 9,666
Cash paid for interest	$ 3,046	$ 3,775	$ 2,211
Deferred taxes included in other comprehensive income	$ 436	$ -	$ 45
Deferred notes payable	$ -	$ 8,242	$ -

See Notes to Consolidated Financial Statements.

(1) OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The aggregated operating units of Lance, Inc. and subsidiaries (the Company) manufacture, market and distribute a variety of snack food products. The Company's customer base includes grocery and mass merchants, convenience and drug stores, food service brokers and institutions, vending operations, schools, military and government facilities and "up and down the street" customers. Products are distributed through the Company's direct-store delivery system, through third party common carriers and direct shipments by the Company's transportation fleet. The Company currently distributes products throughout most of the United States and parts of Canada and Europe.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lance, Inc. and its subsidiaries. All material intercompany items have been eliminated. Certain prior year amounts shown in the accompanying consolidated financial statements have been reclassified for consistent presentation.

Revenue Recognition

The Company's policy is to recognize a sale at the time title to the finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts.

Fiscal Year

The Company's fiscal year ends on the last Saturday of December. The years ended December 29, 2001 and December 25, 1999 included 52 weeks. The year ended December 30, 2000 included 53 weeks.

Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include provisions for bad debts, insurance reserves and the useful lives of buildings and equipment. Actual results may differ from these estimates.

Restatement of Prior Year Balances

In 2001, the Company identified a valuation error related to the Company's historical accounting for vending machine product inventories and related vending receivables. The Company has restated retained earnings for the earliest period presented in these financial statements. The cumulative effect of this error for fiscal years prior to 1999 resulted in a reduction of retained earnings of $935,000 as of December 26, 1998. The effects of this error on the intervening periods included in these financial statements is not material. Accordingly, the aggregate effect on 1999, 2000 and 2001 was a reduction in net income in the consolidated statement of income for fiscal 2001 of $64,000.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables, accounts payable and short and long-term debt approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," cash flows from the Company's operations in Canada are calculated based on their reporting currency, the Canadian Dollar. As a result, amounts related to assets and liabilities reported in the statement of cash flows will not necessarily agree to changes in the corresponding balances on the balance sheet. The effect of exchange rate changes on cash balances held in the Canadian Dollar is reported below cash flows from financing activities.

Inventories

The Company's primary raw materials include flour, peanuts, peanut butter, oils, shortenings, potatoes, sugar, popcorn, cheese, corn syrup and seasonings. Supplies principally consist of packaging materials, including flexible film and boxes.

Inventories are valued at the lower of cost or market; 68% of the cost of the inventories in 2001 and 65% in 2000 was determined using the last-in, first-out (LIFO) method and the remainder was determined using the first-in, first-out (FIFO) method.

The Company may enter into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. As of December 29, 2001, the Company had no open derivative financial instruments related to commodities.

Property, Plant and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives of depreciable property ranging from 3 to 45 years. Property is recorded at cost less accumulated depreciation with the exception of assets held for disposal which are recorded at their estimated fair value. Upon retirement or disposal of any item of property, the cost is removed from the property account and the accumulated depreciation applicable to such item is removed from accumulated depreciation. Major renewals and betterments are capitalized, maintenance and repairs are expensed as incurred, and gains and losses on dispositions are reflected in earnings. Assets under capital leases are amortized over the estimated useful life of the related property.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Other intangibles include trademarks and covenants not-to-compete. Amounts assigned to trademarks are based on independent appraisals. Goodwill and trademarks are being amortized on a straight-line basis over 40 years. The covenants not-to-compete are being amortized on a straight-line basis over the contract life. Amortization expense and accumulated amortization in 2001 were $2,082,000 and $5,155,000, respectively, compared to amortization expense and accumulated amortization of $1,797,000 and $3,133,000 in 2000.

The Company evaluates the recoverability of goodwill and other intangible assets by measuring the carrying amounts of the assets against the estimated undiscounted future cash flows associated with them.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Insurance Claims

The Company maintains a self-insurance program covering portions of workers' compensation, automobile, general liability and medical costs. Self-insured accruals are based on claims filed and an estimate for claims incurred but not reported. Workers' compensation, automobile, and general liability costs are covered by standby letters of credit with the Company's claims administrators. Claims in excess of the self-insured levels are fully insured.

Post-Retirement Plans

The Company has a defined benefit health care plan which currently provides medical benefits for retirees and their spouses to age 65. The plan was amended effective July 1, 2001, and the Company began the phase out of the post-retirement healthcare plan. The post-retirement healthcare plan will be phased-out over the next ten years. This amendment resulted in a decrease in the benefit obligation which will be amortized over the next 3.19 years. The net periodic costs are recognized as employees perform the services necessary to earn the post-retirement benefits.

The Company also provides supplemental retirement benefits to certain officers. Provision for these benefits, made over the period of employment of such officers, was $210,000 in 2001, $261,000 in 2000 and $300,000 in 1999.

Derivative Financial Instruments

The Company is exposed to certain market, commodity and interest rate risks as part of its ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. The derivative instruments must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The Company does not use derivatives for trading purposes.

For the 2001 fiscal year, the Company implemented SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. There was no impact on the financial statements for the initial adoption.

Derivatives are recognized on the balance sheet at their fair value. On the date derivative contracts were entered into, the Company designated the derivative as the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships between the hedging instrument and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to market risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

Foreign Currency Translation

All assets and liabilities of Tamming Foods Ltd., a Canadian subsidiary, are translated into U.S. dollars using current exchange rates and income statement items are translated using the average exchange rates during the period. The translation adjustment is included as a component of stockholders' equity. Gains and losses on foreign currency transactions are included in earnings. Foreign currency transactions resulted in a minimal gain during 2001, a net gain of $97,000 during 2000 and a net loss of $74,000 during 1999.

Stock Option Plans

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Based Compensation, an interpretation of APB Opinion No. 25." The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma net income and pro forma earnings per share disclosures for employee stock options as if the fair value based method defined under the provisions of SFAS No. 123 had been applied.

Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are calculated by including all dilutive common shares such as stock options. Dilutive potential shares were 158,000 in 2001, 15,000 in 2000 and 44,000 in 1999. Anti-dilutive shares totaling 1,367,000 in 2001, 2,123,000 in 2000 and 1,573,000 in 1999 were excluded from the dilutive earnings calculation. No adjustment to reported net income is required when computing diluted earnings per share.

Advertising and Consumer Promotion Costs

The Company records the costs of all advertising and consumer promotion in the periods in which the advertising or promotion takes place. These costs amounted to $10,132,000, $11,932,000 and $8,984,000 for the fiscal years 2001, 2000 and 1999, respectively, and are included in selling, marketing and delivery costs in the Consolidated Statements of Income.

Concentration of Credit Risk

Sales to the Company's largest customer (Wal-Mart Stores, Inc.) were approximately 10.3% of revenues in 2001. Accounts receivable at December 29, 2001 and December 30, 2000 included receivables from Wal-Mart Stores, Inc. totaling $6.5 million and $5.3 million, respectively.

The Company's total bad debt expense for the fiscal years 2001, 2000 and 1999 amounted to $2.3 million, $2.7 million and $2.8 million, respectively.

Subsequent Event (Unaudited)

In February 2002, a customer of the Company lost a significant portion of its business and is now considered a credit risk. The maximum loss that the Company could recognize, net of tax, is approximately $350,000 as of February 19, 2002.

New Accounting Standards

Emerging Issues Task Force Issue 00-14, Accounting for Certain Sales Incentives, and Emerging Issues Task Force Issue 00-25, Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products, will be effective beginning in the Company's quarter ending March 30, 2002. These Issues address the recognition, measurement and income statement classification for certain sales incentives. Had the Company implemented these new accounting policies certain expenses would have been reclassified in the income statement to reduce net sales and other operating revenue and selling, marketing and delivery expenses. If this new accounting pronouncement would have been in effect for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, the impact of these reclassifications would have been $26.1 million, $23.4 million and $23.2 million respectively. These amounts would have been reclassified between net sales and other operating revenue and selling, marketing and delivery expenses. There would be no net income impact.

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated and completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

The Company is required to adopt the provisions of SFAS No. 141 immediately, and SFAS No. 142 is effective January 1, 2002. SFAS No. 141 will require that upon adoption of SFAS No. 142, the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first quarter of 2002. In addition, to the extent an intangible asset is identified as having an indefinite life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first quarter 2002. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first quarter of 2002.

As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $39 million and unamortized identifiable intangible assets in the amount of $9 million, all of which will be subject to the provisions of SFAS No. 141 and SFAS No. 142. Amortization expense related to goodwill was approximately $1.2 million for the year ended December 29, 2001. Under the provisions of SFAS No. 142, for fiscal years beginning after 2001, the Company will no longer record amortization expense on goodwill.

During the fourth quarter of 2001, the Company hired an independent appraisal firm to perform a fair value assessment of certain reporting units, as defined in SFAS No. 142. The fair value assessment will be used by the Company in its goodwill impairment evaluation in accordance with the provisions of SFAS No. 142. The results of this evaluation indicated that, at this time, the Company does not have an impairment of goodwill.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

(2) ACQUISITIONS

Effective April 2, 1999, the Company acquired Tamming Foods Ltd. ("Tamming"), which is headquartered in Waterloo, Ontario, Canada. Tamming manufactures high quality sugar wafer products that are sold under private label in the United States and Canada.

Effective May 24, 1999, the Company acquired Cape Cod Potato Chip Company Inc. ("Cape Cod"), which is headquartered in Hyannis, Massachusetts. Cape Cod manufactures premium, kettle-cooked potato chips and other salty snacks, which are distributed throughout the United States, Canada, and Europe under the Cape Cod Potato Chips brand name.

The acquisitions described above were accounted for using the purchase method of accounting for business combinations. The aggregate purchase price of the acquisitions, including deferred consideration recorded in 2000 of $8.2 million, was $62.2 million.

The total cost of the acquisitions was allocated to the net assets acquired as follows (in thousands):

Current assets	$ 9,799
Fixed assets	18,333
Goodwill and other intangibles	55,494
Total assets	83,626
Current liabilities	10,739
Long-term debt	3,580
Other liabilities	7,061
Total liabilities	21,380
Total cost of the acquisitions	$ 62,246

(3) INVENTORIES

Inventories at December 29, 2001 and December 30, 2000 consisted of the following:

(in thousands)	2001	2000
Finished goods	**$ 16,311**	$ 15,959
Raw materials	**6,516**	5,386
Supplies, etc.	**7,828**	7,720
Total inventories at FIFO cost	**30,655**	29,065
Less: adjustment to reduce FIFO cost to LIFO cost	**(3,827)**	(4,770)
Total inventories	**$ 26,828**	$ 24,295

(4) PROPERTY, PLANT AND EQUIPMENT

Property at December 29, 2001 and December 30, 2000 consisted of the following:

(in thousands)	2001	2000
Land and land improvements	**$ 11,824**	$ 12,015
Buildings	**69,866**	68,895
Machinery, equipment and systems	**197,417**	175,561
Vending machines	**94,822**	97,679
Trucks and automobiles	**34,935**	32,528
Furniture and fixtures	**2,961**	2,978
Assets held for disposal	-	832
Construction in progress	**8,208**	15,127
	420,033	405,615
Accumulated depreciation and amortization	**(240,597)**	(226,332)
Property, plant and equipment, net	**$179,436**	$179,283

The Company sold or disposed of certain property and equipment during 2001, 2000 and 1999 resulting in net gains(losses) of $(0.5) million, $2.1 million and $0.9 million, respectively. These gains are included in other income on the Consolidated Statements of Income.

At December 30, 2000, the Company had classified certain assets as held for disposal. During 2001, these assets were disposed of at a net loss of $705,000, which was recognized in earnings.

The Company has two facilities in Canada which accounted for $16.0 million and $16.2 million of the total net property, plant and equipment in 2001 and 2000, respectively.

(5) LONG-TERM DEBT

Long-term debt at December 29, 2001 and December 30, 2000 consists of the following:

(in thousands)	2001	2000
Unsecured revolving credit facility	**$ 9,500**	$ 21,500
Cdn $50 million unsecured term loan facility	**31,445**	33,335
Deferred notes payable	**8,336**	8,242
Capital lease obligation	**550**	854
	49,831	63,931
Less: current portion of capital lease obligation	**(487)**	(395)
Total long-term debt	**$ 49,344**	$ 63,536

In 2000, the Company amended its unsecured revolving credit agreement, giving the Company the ability to borrow up to $60 million and Cdn $25 million through April 2004. Interest on U.S. denominated borrowings is payable at a rate based on the U.S. Dollar LIBOR plus a margin of 0.35% to 0.75%. Interest on Canadian borrowings is payable at a rate based on the Canadian Bankers Acceptance rate, plus the applicable margin and an additional 0.25% fee. The applicable margin, which was 0.45% at December 29, 2001, is determined by certain financial ratios. The weighted average interest rate at December 29, 2001 and December 30, 2000 was 5.76% and 6.90%, respectively. The agreement also requires the Company to pay a facility fee on the entire $60 million and Cdn $25 million revolver ranging from 0.15% to 0.25% based on financial ratios.

The Company has a Cdn $50 million unsecured term loan that is due August 2005. Interest is payable semi-annually at Cdn LIBOR plus a margin ranging from 0.75% to 1.125%. The applicable margin, which was 0.75% at December 29, 2001, is determined by certain financial ratios. The interest rate at December 29, 2001 was 3.60% compared to 6.50% at December 30, 2000. During 2001, the Company entered into an interest rate swap agreement that fixes the interest rate on this debt at 5.9%, including applicable margin.

In addition, in 2000, the Company recorded $8.2 million of deferred notes payable related to a contingent consideration agreement entered into in the purchase of Tamming Foods. This agreement requires payment of Cdn $15.6 million ($9.8 million at December 29, 2001) in April 2004. The Company discounted the balance of the note at 7% and will record imputed interest over the remaining life of the debt.

The Company leases certain machinery and equipment under a long-term lease agreement. The lease terminates in November 2003 with the option to purchase the equipment. The assets under capital lease have been classified with machinery and equipment in property, plant, and equipment, amounting to $2,982,000 at December 29, 2001. Accumulated amortization of these assets was $650,000 at December 29, 2001. The assets are amortized over the life of the equipment and amortization expense is included in depreciation expense.

The carrying value of all long-term debt approximates fair value. At December 29, 2001 and December 30, 2000, the Company had available approximately $68,707,000 and $53,691,000 respectively, of unused credit facilities.

All debt agreements require the company to comply with certain covenants, such as a debt to EBITDA ratio, interest coverage ratio and equity restrictions. The Company was in compliance with these covenants at December 29, 2001. Interest expense for 2001, 2000 and 1999 was $3,909,000, $4,582,000 and $2,732,000, respectively.

The aggregate maturities of long-term debt, including future minimum lease payments for capital leases, at December 29, 2001 are as follows:

(in thousands)	
2002	$ **487**
2003	**63**
2004	**17,836**
2005	**31,445**
2006	-
Thereafter	-
Total debt	**$49,831**

(6) DERIVATIVE INSTRUMENTS

The Company has an interest-rate related derivative instrument to manage its exposure on its debt instruments.

In September 2001, the Company entered into an interest rate swap agreement in order to manage the risk associated with variable interest rates. The variable-to-fixed interest rate swap is accounted for as a cash flow hedge, with effectiveness assessed based on changes in the present value of interest payments on the underlying debt. The notional amount, interest payment and maturity dates of the swap match the principal, interest payment and maturity dates of the related debt. The interest rate on the swap was 5.9%, including applicable margin. The underlying notional amount of the swap agreement is Cdn $50 million. The fair value of this interest rate swap was a liability of $1.2 million at December 29, 2001 and is included in other long-term liabilities.

Unrealized losses from the cash flow hedge recorded in accumulated other comprehensive income at December 29, 2001 were $0.7 million, net of tax, related to the interest rate swap, which will be reclassified into interest expense over the life of the interest rate hedge.

(7) INCOME TAXES

Income tax expense consists of the following:

(in thousands)	**2001**	2000	1999
Current:			
Federal	**$ 12,057**	$ 10,673	$ 11,895
State, foreign and other	**884**	1,209	1,352
	12,941	11,882	13,247
Deferred:			
Federal	**694**	793	1,568
State, foreign and other	**225**	(86)	289
	919	707	1,857
Total income tax expense	**$ 13,860**	$ 12,589	$ 15,104

A reconciliation of the federal income tax rate to the Company's effective income tax rate follows:

(in thousands)	**2001**	2000	1999
Statutory income tax rate	**35.0%**	35.0%	35.0%
State and other income taxes, net of federal income tax benefit	**2.3**	1.8	2.5
Miscellaneous items, net	**(0.5)**	(0.4)	0.4
Income tax expense	**36.8%**	36.4%	37.9%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2001 and December 30, 2000 are presented below:

(in thousands)	**2001**	2000
Deferred tax assets		
Reserves for employee compensation, deductible when paid for income tax purposes, accrued for financial reporting purposes	**$ 3,350**	$ 2,619
Reserves for insurance claims, deductible when paid for income tax purposes, accrued for financial reporting purposes	**6,584**	7,194
Other reserves deductible when paid for income tax purposes, accrued for financial reporting purposes	**2,817**	2,835
Unrealized losses deductible when realized for Income tax purposes, included in Other Comprehensive Income	**436**	-
Inventories, principally due to additional costs capitalized for income tax purposes	**1,177**	1,479
Net state operating loss carryforwards (expiring after 2006)	**457**	564
Total gross deferred tax assets	**14,821**	14,691
Less valuation allowance	**(457)**	(564)
Net deferred tax assets	**14,364**	14,127
Deferred tax liabilities:		
Property, plant and equipment, principally due to differences in depreciation, net of impairment reserves	**(26,620)**	(25,494)
Deferred income	**(1,592)**	(1,917)
Trademark amortization	**(2,934)**	(3,181)
Other	**(457)**	(352)
Total gross deferred tax liabilities	**(31,603)**	(30,944)
Total net deferred tax liabilities	**$ (17,239)**	$ (16,817)

The valuation allowance as of December 29, 2001 and December 30, 2000 was $457,000 and $564,000, respectively. The net change in the valuation allowance during 2001 was a decrease of $107,000. The valuation allowance relates to state net operating loss carryforwards, which management does not believe will be fully utilized due to the limited nature of the Company's activities in the states which the state net operating losses exist. Based on the Company's historical and current earnings, management believes it is more likely than not that the Company will realize the benefit of the remaining deferred tax assets that are not covered by the valuation allowance.

(8) POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides post-retirement medical benefits for retirees and their spouses to age 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select. The plan was amended effective July 1, 2001, and the Company began the phase out of its post-retirement healthcare plan. This plan currently provides post-retirement medical benefits for retirees and their spouses to age 65. The post-retirement healthcare plan will be phased-out over the next ten years. Present participants and those employees age 55 and older will continue to be covered under the plan. This change resulted in a decrease in the benefit obligation at the beginning of 2001 of $938,000 which will be amortized over the next 3.19 years. In addition, the change resulted in a curtailment gain of $869,000 that was recognized in 2001. The Company's post-retirement health care plan is not currently funded.

The following table sets forth the plan's benefit obligations, funded status, and net periodic benefit costs for the three years ended December 29, 2001:

(in thousands)	**2001**	2000	1999
Change in benefit obligation:			
Benefit obligation at beginning of year	**$ 3,657**	$ 5,283	$ 7,322
Service cost	**345**	700	588
Interest cost	**236**	393	294
Plan participants' contributions	**379**	234	350
Prior service credit	**(938)**	-	(2,739)
Actuarial (gain)/loss	**(170)**	(2,639)	380
Benefits paid	**(851)**	(314)	(912)
Benefit obligation at end of year	**2,658**	3,657	5,283
Funded status	**(2,658)**	(3,657)	(5,283)
Unrecognized net actuarial (gain)/loss	**(4,977)**	(6,018)	(3,980)
Unrecognized prior service cost	**(1,217)**	(1,642)	(2,147)
Accrued benefit cost	**$(8,852)**	$(11,317)	$(11,410)
Components of net periodic benefit cost			
Service cost	**$ 345**	$ 700	$ 588
Interest cost	**236**	393	294
Recognition of prior service costs	**(494)**	(505)	(505)
Recognized net gain	**(1,221)**	(590)	(755)
Net periodic benefit cost	**$(1,134)**	$ (2)	$ (378)
Weighted average discount rates used in determining accumulated post-retirement benefit obligation:			
Beginning of year	**7.50%**	7.75%	6.75%
End of year	**7.00%**	7.50%	7.75%

For measurement purposes, a 10.00% annual rate of increase in the per capita cost of covered health care benefits for the self-insured plans was assumed for 2001. These rates were assumed to decrease gradually to 5.00% at 2010 and remain at that level thereafter. The health care cost trend rate assumption has an effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 29, 2001 by $76,000, and the aggregate of the service and interest cost components of post-retirement expense for the year then ended by $30,000. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated post-retirement benefit obligation as of December 29, 2001 by $74,000, and the aggregate of the service and interest cost components of post-retirement expense for the year then ended by $29,000.

(9) EMPLOYEE BENEFIT PLANS AND NON EMPLOYEE STOCK OPTION PLANS

Employee Profit-Sharing Retirement Plan

The Company has a retirement plan covering substantially all of its employees. The plan is a defined contribution retirement plan providing for contributions equal to 10% of net income before income taxes. Plan funding is made in accordance with the provisions of the plan.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and Company contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. A total of 800,000 shares of common stock has been registered under the Securities Act of 1933 for purchase under the plan. Company contributions amounted to $63,000 in 2001, $70,000 in 2000 and $78,000 in 1999.

Employee Stock Option Plans

The Company has stock option plans under which 3,400,000 shares of common stock may be issued to key employees of the Company, as defined in the plans. The plans authorize the grant of incentive stock options, non-qualified stock options and stock appreciation rights. The plans require, among other things, that before the stock options and stock appreciation rights may be exercised, such key employees must remain in continuous employment of the Company not less than six months from the date of grant.

Granted options generally become exercisable in three or four installments from six to forty-eight months after date of grant. The option price, which equals the fair market value of the Company's common stock at the date of grant, ranges from $9.66 to $24.13 per share. The weighted average remaining contractual life at December 29, 2001 was 7.4 years.

Since 1994, no stock appreciation rights (SAR's) have been issued. There are 55,825 SAR's outstanding and are included in the chart below. The option price for the SAR's equaled fair market value of the Company's stock at the date of grant. The Company's quoted market price has been below the granted price, therefore, no compensation costs have been recorded for the years presented. The weighted average remaining life of these rights at December 29, 2001 was 1.3 years.

	Number of Shares Outstanding	Weighted Average Exercise Price	Shares Exercisable
Balance at December 26, 1998	829,358	$19.32	238,099
Granted	802,100	16.15	
Exercised	(2,587)	17.46	
Expired/Forfeited	(168,275)	18.41	
Balance at December 25, 1999	1,460,596	17.67	190,819
Granted	752,000	10.12	
Exercised	-	-	
Expired/Forfeited	(245,853)	15.83	
Balance at December 30, 2000	1,966,743	14.99	626,622
Granted	606,200	12.69	
Exercised	(13,000)	10.13	
Expired/Forfeited	(92,706)	15.58	
Balance at December 29, 2001	2,467,237	$14.87	853,647

Non-Employee Directors Stock Option Plan

In 1995, the Company adopted a Nonqualified Stock Option Plan for Non-Employee Directors (the Director Plan). The Company has 300,000 shares of common stock which may be issued to non-employee directors under this plan. The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director of the Company until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. The options under this plan vest on the first anniversary of the date of grant. Options granted under the Director Plan shall expire ten years from the date of grant. There were 40,000 options granted during 2001 and 2000, respectively. The option price, which equals the fair market value of the Company's stock at the date of grant, was $11.65 and $10.50 for options granted in 2001 and in 2000, respectively. There were 226,000 options outstanding at December 29, 2001. The weighted average remaining contractual life at December 29, 2001 was 7.7 years.

Fair Value of Stock Options

There were 1,039,647 options exercisable under all stock option plans at December 29, 2001. The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. The table below presents the assumptions and pro-forma net income effect of the options using the Black-Scholes option pricing model prescribed under SFAS No. 123.

	2001	2000	1999
Expected dividend yield	**4.30%**	5.06%	6.05%
Risk-free interest rate	**5.44%**	5.75%	5.35%
Weighted average expected life	**10 years**	10 years	10 years
Expected volatility	**33.10%**	38.28%	30.30%
Fair value per share of options granted	**$3.57**	$2.89	$2.86
Pro-forma net income (in thousands)	**$22,694**	$20,937	$23,897
Pro-forma earnings per share - diluted	**$0.78**	$0.72	$0.80

Restricted Stock Awards

During 2001, the Company awarded 45,350 shares of common stock to certain employees under one of its incentive programs, subject to certain vesting and performance restrictions. No restricted stock was issued in 2000. Compensation costs associated with these restricted shares are deferred until earned, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the accompanying balance sheet as unamortized portion of restricted stock awards.

(10) OTHER COMMITMENTS AND CONTINGENCIES

The Company has entered into contractual agreements providing severance benefits to certain key employees in the event of a potential change of Company ownership. Commitments under these agreements totaled $8,744,000 at December 29, 2001.

The Company leases certain facilities and equipment under contracts classified as operating leases. Rental expense was $6,026,000 in 2001, $6,168,000 in 2000 and $5,424,000 in 1999. Future minimum lease commitments for operating leases at December 29, 2001 were as follows:

(in thousands)	
2002	**$2,723**
2003	**1,342**
2004	**953**
2005	**328**
2006	**170**
Thereafter	**24**
Total operating lease commitments	**$5,540**

The Company also maintains standby letters of credit in connection with its self insurance reserves for casualty claims. These letters of credit amounted to $5.9 million as of December 29, 2001.

In addition, the Company entered into a long-term guaranteed payment commitment during 2000 with a supplier. Under the terms of this agreement, to the extent the Company's purchases exceed an agreed upon amount no additional amount is due from the Company. However, if purchases are below this amount, the Company is required to compensate the supplier. During 2000 and 2001, the Company made purchases from the supplier totaling $2.1 million and $2.8 million, respectively. In addition, the Company has provided a guarantee to a third party for fixed asset financing for the supplier. The maximum annual payment guarantees to both the supplier and the third party are $838,000 per year through 2007 and $249,000 in 2008. The total amount outstanding under these guarantees was $4,439,000 as of December 29, 2001.

The Company has sundry claims and other lawsuits pending against it that are in the ordinary course of business. It is not possible to reasonably estimate the ultimate liability, if any, of the Company in any of these matters, but in the opinion of management, their outcome should have no material adverse effect upon the Company's consolidated financial statements taken as a whole.

(11) STOCKHOLDERS' EQUITY

Capital Stock

The Company's Restated Charter, as amended, authorizes 75,000,000 shares of common stock with a par value of $0.83 1/3 and 5,000,000 shares of preferred stock, par value of $1.00 per share, to be issued in such series and with such preferences, limitations and relative rights as the Board of Directors may determine from time to time. Common shares outstanding were 28,995,172 at December 29, 2001 and 28,947,222 at December 30, 2000. There were no preferred shares outstanding.

Stockholder Rights Plan

On July 14, 1998, the Company's Board of Directors adopted a Preferred Shares Rights Agreement ("Rights Agreement"), designed to protect all of the Company's stockholders and insure that they receive fair and equal treatment in the event of an attempted takeover of the Company or certain takeover tactics. Pursuant to the Rights Agreement, each common stockholder received a dividend distribution of one Right for each share of Common Stock held.

If any person or group acquires beneficial ownership of 20 percent or more of the Company's outstanding Common Stock, or commences a tender or exchange offer that results in that person or group acquiring such level of beneficial ownership, each Right (other than the Rights owned by such person or group, which become void) entitles its holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $100.

Each Right, under certain circumstances, entitles the holder to purchase the number of shares of the Company's Common Stock which have an aggregate market value equal to twice the exercise price of $100. Under certain circumstances, the Board of Directors may exchange each outstanding Right for either one share of the Company's Common Stock or one one-hundredth of a share of Junior Participating Preferred Stock.

In addition, if a person or group acquires beneficial ownership of 20 percent or more of the Company's Common Stock and the Company either merges into another entity, another entity merges into the Company, or the Company sells 50 percent or more of its assets or earning power to another entity, each Right (other than those owned by acquiror, which become void) entitles its holder to purchase, for the exercise price of $100, the number of shares of the Company's Common Stock (or share of the class of stock of the surviving entity which has the greatest voting power) which has a value equal to twice the exercise price.

If any such person or group acquires beneficial ownership of between 20 and 50 percent of the Company's Common Stock, the Board of Directors may, at its option, exchange for each outstanding and not voided Right either one share of Common Stock or one one-hundredth of a share of Series A Junior Participating Preferred Stock.

The Board of Directors may redeem the Rights at a price of $0.01 per Right at any time prior to a specified period of time after a person or group has become the beneficial owner of 20 percent or more of its Common Stock. The Rights will expire on July 14, 2008 unless redeemed earlier.

Other Comprehensive Income

For the years ended December 29, 2001 and December 30, 2000, the Company included in other comprehensive income an unrealized loss due to foreign currency translation of $503,000 and $131,000, respectively. Income taxes on the foreign currency translation adjustment in other comprehensive income were not recognized because the earnings are intended to be indefinitely reinvested in those operations. Also included in accumulated other comprehensive loss as of December 29, 2001 was an unrealized loss of $739,000, net of tax effect of $436,000, related to interest rate swaps accounted for in accordance with SFAS No. 133.

(12) INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows (in thousands, except per share data):

	2001 Interim Period Ended			
	March 31 (13 Weeks)	June 30 (13 Weeks)	September 29 (13 Weeks)	December 29 (13 Weeks)
Net sales and other operating revenues	**$ 145,410**	**$ 150,966**	**$ 148,954**	**$ 137,576**
Cost of sales	71,391	73,548	72,174	67,007
Selling, marketing and delivery	55,558	56,369	55,947	52,767
General and administrative	7,674	7,494	7,655	7,417
Provisions for employees' retirement plans	1,036	1,161	1,265	986
Amortization of goodwill and other intangibles	512	528	510	532
Other (income)/expense, net	(45)	402	(16)	(361)
Earnings before interest and taxes	**9,284**	**11,464**	**11,419**	**9,228**
Interest expense, net	1,092	1,000	872	794
Earnings before income taxes	**8,192**	**10,464**	**10,547**	**8,434**
Income taxes	3,083	3,846	3,913	3,018
Net income	**$ 5,109**	**$ 6,618**	**$ 6,634**	**$ 5,416**
Net income per common share - basic	**$ 0.18**	**$ 0.23**	**$ 0.23**	**$ 0.19**
Net income per common share - diluted	**0.18**	**0.23**	**0.23**	**0.19**
Dividends per common share	**0.16**	**0.16**	**0.16**	**0.16**

	2000 Interim Period Ended			
	March 25 (13 Weeks)	June 24 (13 Weeks)	September 23 (13 Weeks)	December 30 (14 Weeks)
Net sales and other operating revenues	**$ 135,630**	**$ 145,128**	**$ 147,978**	**$ 147,563**
Cost of sales	64,015	70,314	74,820	75,553
Selling, marketing and delivery	54,684	56,675	55,716	56,573
General and administrative	6,314	5,833	6,667	6,564
Provisions for employees' retirement plans	1,172	1,050	1,035	904
Amortization of goodwill and other intangibles	467	423	424	483
Other income, net	(1,319)	(254)	(685)	(155)
Earnings before interest and taxes	**10,297**	**11,087**	**10,001**	**7,641**
Interest expense, net	1,125	1,081	1,079	1,191
Earnings before income taxes	**9,172**	**10,006**	**8,922**	**6,450**
Income taxes	3,428	3,709	3,254	2,198
Net income	**$ 5,744**	**$ 6,297**	**$ 5,668**	**$ 4,252**
Net income per common share - basic	**$ 0.20**	**$ 0.22**	**$ 0.20**	**$ 0.15**
Net income per common share - diluted	**0.20**	**0.22**	**0.20**	**0.15**
Dividends per common share	**0.16**	**0.16**	**0.16**	**0.16**

KPMG

401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Directors and Stockholders
Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lance, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Charlotte, North Carolina
January 31, 2002

Item 9. Changes in and disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Items 10 through 13 are incorporated herein by reference to the sections captioned Principal Stockholders and Holdings of Management, Election of Directors, Compensation Committee and Stock Award Committee Interlocks and Insider Participation, Director Compensation, Executive Officer Compensation and Section 16(a) Beneficial Ownership Reporting Compliance in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held April 25, 2002 and to the Separate Item in Part III of this Annual Report captioned Executive Officers of the Registrant.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements.

The following financial statements are filed as part of this report:

	Page
Consolidated Statements of Income for the Fiscal Years Ended December 29, 2001, December 30, 2000 and December 25, 1999	9
Consolidated Balance Sheets as of December 29, 2001 and December 30, 2000	10
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Fiscal Years Ended December 29, 2001, December 30, 2000 and December 25, 1999	11
Consolidated Statements of Cash Flows for the Fiscal Years Ended December 29, 2001, December 30, 2000 and December 25, 1999	12
Notes to Consolidated Financial Statements	13
Independent Auditors' Report	23

2. Financial Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because information required is included in financial statements or the notes thereto.

3. Exhibits.

2.1 Agreement of Purchase and Sale dated as of March 31, 1999 among the Registrant, a subsidiary of the Registrant and the shareholders of Tamming Foods Ltd., incorporated herein by reference to Exhibit 2 to the Registrant's Report on Form 8-K dated April 14, 1999.

3.1 Restated Articles of Incorporation of Lance, Inc. as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998.

3.2 Articles of Amendment of Lance, Inc. dated July 14, 1998 designating rights, preferences and privileges of the Registrant's Series A Junior Participating Preferred Stock, incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1998.

3.3 Bylaws of Lance, Inc., as amended through April 26, 2001, incorporated herein by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 30, 2001.

4.1 See 3.1, 3.2 and 3.3 above.

4.2 Preferred Shares Rights Agreement dated July 14, 1998 between the Registrant and Wachovia Bank, N.A., together with the Form of Rights Certificate attached as Exhibit B thereto, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-A filed on July 15, 1998.

4.3	First Supplement to Preferred Shares Rights Agreement dated as of July 1, 1999 between the Registrant and First Union National Bank, incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 26, 1999.
4.4	Deferred Notes Agreement dated April 14, 1999 among 1346242 Ontario Inc. (now Tamming Foods Ltd.), Blairco Equities Inc., Linkco Equities Inc., Tam-Di Equities Inc. and Tam-Ri Equities Inc. providing for the issuance of $14.1 million of Tamming Foods Ltd.'s Deferred Notes due 2004. The total amount of the Deferred Notes due 2004 does not exceed 10% of the total assets of the Registrant and the Registrant agrees to furnish a copy of the Deferred Notes Agreement to the Securities and Exchange Commission upon request.
10.1	Lance, Inc. 1983 Incentive Stock Option Plan, incorporated herein by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1987.
10.2	Lance, Inc. 1991 Stock Option Plan, incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8, Registration No. 33-41866.
10.3	Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors, as amended, incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8, File No. 33-58839, as amended by Post Effective Amendment No. 1.
10.4	Lance, Inc. 1997 Incentive Equity Plan, as amended, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2001.
10.5*	Lance, Inc. Benefit Restoration Plan, incorporated herein by reference to Exhibit 10(vi) to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 11, 1994.
10.6*	Lance, Inc. Long-Term Incentive Plan – Officers – 1997, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 14, 1997.
10.7*	Lance, Inc. 1998 Long-Term Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998.
10.8*	Lance, Inc. 1999 Long-Term Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 27, 1999.
10.9*	Lance, Inc. 2000 Annual Corporate Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 25, 2000.
10.10*	Lance, Inc. 2000 Long-Term Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.11*	Lance, Inc. 2001 Annual Performance Incentive Plan for Officers incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2001.
10.12*	Lance, Inc. 2001 Long-Term Incentive Plan for Officers incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2001.
10.13*	Chairman of the Board Compensation Letter dated April 19, 1996 incorporated herein by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 15, 1996.
10.14*	Chairman of the Board Compensation Letter dated October 6, 1998, incorporated herein by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 26, 1998.
10.15*	Chairman of the Board Compensation Letter dated February 16, 1999, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 27, 1999.
10.16*	Form of Compensation and Benefits Assurance Agreement between the Registrant and each of Paul A. Stroup, III, Earl D. Leake, B. Clyde Preslar, Richard G. Tucker, L. R. Gragnani, H. Dean Fields and Frank I. Lewis, incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

10.17* Executive Severance Agreement dated November 7, 1997 between the Registrant and Paul A. Stroup, III, incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

10.18* Amendment to Executive Severance Agreement dated July 26, 2001 between the Lance, Inc. and Paul A. Stroup, III, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended September 29, 2001.

10.19* Executive Severance Agreement dated November 7, 1997 between the Registrant and Earl D. Leake, incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

10.20* Amendment to Executive Severance Agreement dated July 26, 2001 between the Lance, Inc. and Earl D. Leake, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended September 29, 2001.

10.21* Form of Executive Severance Agreement between the Registrant and each of B. Clyde Preslar, Richard G. Tucker, L. R. Gragnani and H. Dean Fields, incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

10.22* Agreement dated October 9, 2000 between the Registrant and Frank I. Lewis incorporated herein by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

10.23* Agreement dated March 6, 2000 between the Registrant and Dominic J. Sidari incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 25, 2000.

10.24* Agreement dated March 6, 2000 between the Registrant and Gregory M. Venner incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 25, 2000.

10.25 Amended and Restated Credit Agreement dated May 26, 2000 among the Registrant, Lanfin Investments Inc., Bank of America, N.A., First Union National Bank, Wachovia Bank, N.A. and Bank of America Canada incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 24, 2000.

10.26 First Amendment to Amended and Restated Credit Agreement dated as of December 7, 2001 among the Registrant, Lanfin Investments Inc., Bank of America, N.A., First Union National Bank, Wachovia Bank, N.A., Bank of America Canada, et al, filed herewith.

10.27 Financing and Share Purchase Agreement dated August 16, 1999 between the Registrant and Bank of America, N.A. incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended September 25, 1999.

10.28 First Amendment to Financing and Share Purchase Agreement dated as of December 17, 2001 between the Registrant and Bank of America, N.A., filed herewith.

21 List of the Subsidiaries of the Registrant.

23 Consent of KPMG LLP.

99 Cautionary Statement under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

(b) Reports on Form 8-K

There were no reports on Form 8-K required to be filed by the Registrant during the thirteen weeks ended December 29, 2001.

---

* Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2002

LANCE, INC.
By: /s/ B. CLYDE PRESLAR
B. Clyde Preslar
Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ PAUL A. STROUP, III **Paul A. Stroup, III**	Chairman of the Board President and Chief Executive Officer (Principal Executive Officer)	February 20, 2002
/s/ B. CLYDE PRESLAR **B. Clyde Preslar**	Vice President (Principal Financial Officer)	February 20, 2002
/s/ MARGARET E. WICKLUND **Margaret E. Wicklund**	Controller (Principal Accounting Officer)	February 20, 2002
David L. Burner	Director	
/s/ ALAN T. DICKSON **Alan T. Dickson**	Director	February 20, 2002
/s/ J. W. DISHER **J. W. Disher**	Director	February 20, 2002
/s/ JAMES H. HANCE, JR. **James H. Hance, Jr.**	Director	February 20, 2002
/s/ WILLIAM R. HOLLAND **William R. Holland**	Director	February 20, 2002
/s/ SCOTT C. LEA **Scott C. Lea**	Director	February 20, 2002
/s/ WILBUR J. PREZZANO **Wilbur J. Prezzano**	Director	February 20, 2002
/s/ ROBERT V. SISK **Robert V. Sisk**	Director	February 20, 2002
/s/ ISAIAH TIDWELL **Isaiah Tidwell**	Director	February 20, 2002
/s/ NANCY VAN EVERY MCLAURIN **Nancy Van Every McLaurin**	Director	February 20, 2002
/s/ S. LANCE VAN EVERY **S. Lance Van Every**	Director	February 20, 2002

EXHIBIT 99

CAUTIONARY STATEMENT UNDER THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Lance, Inc. (the Company), from time to time, makes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which may be written or oral, reflect expectations of management of the Company at the time such statements are made. The Company is filing this cautionary statement to identify certain important factors that could cause the Company's actual results to differ materially from those in any forward-looking statements made by or on behalf of the Company.

Price Competition and Industry Consolidation

The sales of most of the Company's products are subject to intense competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than the Company. In addition, there is a continuing consolidation by the major companies in the snack food industry which could increase competition.

Raw Material Costs

The Company's cost of sales can be adversely impacted by changes in the cost of raw materials, principally flour, peanuts and peanut butter. While the Company obtains substantial commitments for the future delivery of certain of its raw materials and engages in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials could adversely impact the Company's cost of sales.

Effectiveness of Sales and Marketing Activities

The Company's plans for profitable sales growth depend upon the ability of the Company to improve the effectiveness of its distribution system, to develop and execute effective marketing strategies for its products, to introduce new products and to obtain greater penetration into growing trade channels such as mass merchants and convenience and grocery stores. Because a majority of the Company's products are marketed and distributed through the direct-store delivery (DSD) system, the revitalization of the DSD route sales system as a cost effective sales and distribution system is essential to profitable sales growth. Efforts to generate profitable sales growth and to revitalize the DSD route sales system have resulted in increases in selling, marketing and delivery costs. There is no assurance that these investments in sales, marketing and delivery efforts and the DSD route sales system will generate profitable sales growth.

Interest Rate and Credit Risks

The Company is exposed to interest rate volatility with regard to its variable rate debt obligations. In addition, the Company is exposed to certain credit risks related to the collection of its accounts receivable.

There are other important factors not described above that could also cause actual results to differ materially from those in any forward-looking statement made by or on behalf of the Company.

Charlotte, North Carolina

Notice of Annual Meeting of Stockholders to be held April 25, 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Lance, Inc. (the Company) will be held at the principal office of the Company, 8600 South Boulevard, Charlotte, North Carolina, on Thursday, April 25, 2002, at 2:00 p.m., local time, for the purpose of considering and acting upon the following:

1. The election of five Directors.

2. A proposal to ratify the selection of KPMG LLP as independent public accountants for fiscal year 2002.

3. Any and all other matters that may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 1, 2002 as the record date for determining the stockholders entitled to notice of and to vote at the meeting and any adjournment thereof, and only holders of Common Stock of the Company of record at such date will be entitled to notice of or to vote at the meeting.

The Board of Directors will appreciate your prompt vote by a toll-free telephone number, the Internet or by the prompt return of the enclosed proxy, dated and signed. Instructions regarding all three methods of voting are contained in the proxy card.

By Order of the Board of Directors

B. Clyde Preslar
Secretary

Charlotte, North Carolina
March 25, 2002

LANCE, INC.

P. O. Box 32368, Charlotte, North Carolina 28232

PROXY STATEMENT

General

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Stockholders of Lance, Inc. (the Company) to be held at its principal office, 8600 South Boulevard, Charlotte, North Carolina, at 2:00 p.m., local time, on Thursday, April 25, 2002. This Proxy Statement and accompanying Proxy are first being sent to the stockholders of the Company on or about March 25, 2002.

Solicitation other than by mail may be made personally and by telephone by regularly employed officers and employees of the Company who will not be additionally compensated therefor. The Company will request brokers, dealers, banks or voting trustees, or their nominees, who hold stock in their names for others or hold stock for others who have the right to give voting instructions, to forward proxy materials to their principals and request authority for the execution of the proxy and will reimburse such institutions for their reasonable expenses in so doing. In addition, the Company has engaged Georgeson Shareholder (GS) to deliver proxy materials to, and solicit proxies from, these institutions. GS will be reimbursed for its printing costs, postage and freight charges, and other expenses and be paid a solicitation fee of $6,500. The total cost of soliciting proxies will be borne by the Company.

Any proxy delivered in the accompanying form may be revoked by the person executing the proxy at any time before the authority thereby granted is exercised by written request addressed to Secretary, Lance, Inc., Box 32368, Charlotte, North Carolina 28232 or by attending the meeting and electing to vote in person. Proxies received in the accompanying form will be voted as therein set forth at the meeting or any adjournment thereof.

The only matters to be considered at the meeting, so far as known to the Board of Directors, are the matters set forth in the Notice of Annual Meeting of Stockholders and routine matters incidental to the conduct of the meeting. Proposals by stockholders, if any, that are properly submitted to the Secretary of the Company within the time period and in the manner provided in the Company's Bylaws will also be considered at the meeting. If any such proposals or any other matters should come before the meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy, or their substitutes, to vote said proxy in accordance with their judgment on such matters.

Stockholders present or represented and entitled to vote on a matter at the meeting or any adjournment thereof will be entitled to one vote on such matter for each share of Common Stock of the Company held by them of record at the close of business on March 1, 2002, which is the record date for determining the stockholders entitled to notice of and to vote at such meeting or any adjournment thereof. The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote at the meeting is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Voting on all matters, including the election of Directors, will be by voice vote or by show of hands, unless the holders of at least 25% of the shares entitled to vote on such matter demand a vote by ballot prior to the vote. The number of shares of Common Stock of the Company outstanding on March 1, 2002 was 29,027,173.

Principal Stockholders and Holdings of Management

At February 1, 2002, the only person known to the Company to be the beneficial owner of more than 5% of the Common Stock of the Company was as follows:

Name and Address of Beneficial Owner	Number of Shares And Nature of Beneficial Ownership	Percent of Common Stock Outstanding (1)
S. Lance Van Every 4010 Seminole Court Charlotte, NC 28210	2,117,576 (2)	7.3%

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(1) Based on 29,032,173 shares outstanding on February 1, 2002 plus options held by Mr. Van Every that are currently exercisable or exercisable within 60 days.

(2) Includes 74,500 shares subject to options currently exercisable. Mr. Van Every had sole power to vote and dispose of all of these shares, except for 59,425 shares as to which he had shared power to vote and dispose.

Based on information available to the Company, the Van Every family, consisting of the descendants of Salem A. Van Every, Sr., deceased, and their spouses, owned beneficially on February 1, 2002, approximately 10,000,000 shares of the Common Stock of the Company (approximately 34.4% of the outstanding shares). Of such shares, approximately 2,500,000 shares are held by fiduciaries having the sole power to vote and dispose. Members of the Van Every family may own or may have disposed of shares in nominee or other accounts, information as to the amounts of which may not be available to the Company. There are approximately 90 Van Every family stockholders, including stockholders who are minors.

The following table sets forth, as of February 1, 2002, information as to the beneficial ownership of the Company's $.83-1/3 par value Common Stock by all Directors, Named Executive Officers (as defined herein), and Directors and executive officers of the Company as a group.

Name of Beneficial Owner	Number of Shares And Nature of Beneficial Ownership (1)		Percent of Common Stock Outstanding (2)
David L. Burner	0		*
Alan T. Dickson	58,700	(3)	*
J.W. Disher	41,685	(4)	*
	1,409,292	(5)	4.9%
James H. Hance, Jr.	21,500	(6)	*
William R. Holland	21,500	(7)	*
Scott C. Lea	31,500	(8)	*
Nancy Van Every McLaurin	260,964	(9)	*
Wilbur J. Prezzano	10,500	(10)	*
Robert V. Sisk	255,800	(11)	*
Paul A. Stroup, III	160,802	(12)	*
	1,409,292	(5)	4.9%
Isaiah Tidwell	20,000	(7)	*
S. Lance Van Every	2,117,576	(13)	7.3%
Earl D. Leake	62,864	(14)	*
Frank I. Lewis	22,300	(15)	*
B. Clyde Preslar	73,261	(16)	*
Richard G. Tucker	86,511	(17)	*
Directors and executive officers as a group (20 persons)	4,789,961	(18)	16.5%

* Less than 1%.

(1) All shares are owned directly and with sole voting and dispositive power except as otherwise noted.

(2) Based on 29,032,173 shares outstanding on February 1, 2002 plus options held by such person that are currently exercisable or exercisable within 60 days.

(3) Includes 19,500 shares subject to exercisable options, 32,000 shares held by The Dickson Foundation, Inc. of which Mr. Dickson is a member of the Board of Directors and its investment committee and 7,200 shares held by a trust for which

Mr. Dickson, his brother and Bank of America, N.A., a subsidiary of Bank of America Corporation (Bank of America), are co-trustees.

(4) Includes 19,500 shares subject to exercisable options and 700 shares held by Mr. Disher's wife.

(5) Consists of shares held by the Philip L. Van Every Foundation (the Foundation) of which Messrs. Disher and Stroup are members of the Board of Administrators, which holds sole voting and dispositive power over such shares, and Bank of America, N.A. is trustee.

(6) Includes 19,500 shares subject to exercisable options but does not include shares held by Bank of America, or its subsidiaries, of which Mr. Hance is Vice Chairman and Chief Financial Officer.

(7) Includes 19,500 shares subject to exercisable options.

(8) Includes 12,000 shares held by a revocable trust of which Mr. Lea is the grantor and beneficiary and 19,500 shares subject to exercisable options.

(9) Includes 19,500 shares subject to exercisable options and 4,768 shares held by Mrs. McLaurin as custodian for her children.

(10) Includes 10,500 shares subject to exercisable options.

(11) Includes 19,500 shares subject to exercisable options and 236,242 shares held by Mr. Sisk's wife.

(12) Includes 109,711 shares subject to exercisable options, 589 shares held by Mr. Stroup's wife and 22,150 shares of restricted stock.

(13) Includes 74,500 shares subject to options currently exercisable. Mr. Van Every had sole power to vote and dispose of all of these shares, except for 59,425 shares as to which he had shared power to vote and dispose, including 26,315 shares held by his wife.

(14) Includes 46,312 shares subject to exercisable options, 9,550 shares of restricted stock and 108 shares held as custodian for his daughter.

(15) Includes 13,250 shares subject to exercisable options and 9,050 shares of restricted stock.

(16) Includes 46,262 shares subject to exercisable options, 12,200 shares of restricted stock and 10 shares held by his son.

(17) Includes 49,511 shares subject to exercisable options and 14,725 shares of restricted stock.

(18) Includes 598,320 shares subject to exercisable options held by Directors and executive officers, 1,409,292 shares held by the Foundation of which Messrs. Disher and Stroup are members of the Board of Administrators and Bank of America, N.A. is trustee and 94,000 shares of restricted stock. Does not include shares held by Bank of America (other than shares held by Bank of America, N.A.

as trustee of the Foundation) of which Mr. Hance is Vice Chairman and Chief Financial Officer.

Election of Directors

At the meeting, five Directors will be elected. Four Directors will be elected to serve until the Annual Meeting of Stockholders in 2005, and one Director will be elected to serve until the Annual Meeting of the Stockholders in 2003. Each such Director shall be elected to serve subject to the provisions of the Bylaws and until their successors are duly elected and qualified. Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote at a meeting at which a quorum is present. Provided a quorum is present, abstentions and broker "non-votes" are not taken into account in determining a plurality.

It is the intention of the persons named in the accompanying proxy to vote all proxies solicited by the Board of Directors FOR all the nominees indicated below unless authority to vote for the nominees or any individual nominee is withheld by a stockholder in such stockholder's proxy. If for any reason any nominee shall not become a candidate for election as a Director at the meeting, an event not now anticipated, the proxies will be voted for five nominees including such substitutes as shall be designated by the Board of Directors.

The first four nominees are listed below, all of whom are currently members of the Board of Directors. The nominees were elected to their current terms, which expire in 2002, at the Annual Meeting of Stockholders held April 16, 1999. They are nominees for election to a term expiring in 2005.

Name and Director Since (1)	Age	Information About Nominees and Directors
J. W. Disher (2) 1968	68	Private Investor since 1996; Chairman of the Board of the Company 1991-1996 and Chief Executive Officer 1990-1995
Scott C. Lea (2) 1994	70	Private Investor since 1992; Chairman of the Board of the Company 1996-1999; Chairman of the Board of Rexham, Inc. (Manufacturer of packaging and coated and laminated products) 1989-1991; President, Chief Executive Officer and Director of Rexham 1974-1989; Director of Speizman Industries, Inc.
Wilbur J. Prezzano 1998	61	Private Investor since 1997; Vice Chairman of the Board of Directors of Eastman Kodak, Inc., Rochester, NY 1996-1997 and Chairman of its Greater China Region 1994-1997; Director of TD Bank USA and Roper Industries, Inc.
Robert V. Sisk (2)(3) 1990	66	President of Piedmont Engineering Corp., Charlotte, NC (Industrial refrigeration systems) since 1965

The fifth nominee is David L. Burner. Mr. Burner, who was elected a Director on January 31, 2002 to fill a vacancy on the Board of Directors, is nominated for election to a term expiring in 2003 to fill the vacancy created by the death of Weldon H. Johnson. Mr. Johnson was elected to the Board of Directors at the Annual Meeting of the Stockholders held on April 20, 2000 for a term expiring in 2003.

Name and Director Since (1)	Age	Information About Nominees and Directors
David L. Burner 2002	62	Chairman of the Board and Chief Executive Officer, Goodrich Corp., Charlotte, NC (Aerospace systems) since 1997; Director of Goodrich Corp., Briggs & Stratton Corporation, Milacron Inc. and Progress Energy, Inc.

The four members of the Board of Directors listed below were elected to their current terms, which expire in 2004, at the Annual Meeting of Stockholders held April 26, 2001.

Name and Director Since (1)	Age	Information About Nominees and Directors
Alan T. Dickson (2) 1983	70	Chairman of the Board of Ruddick Corporation, Charlotte, NC (Diversified holding company) since 1994; Director of Ruddick Corporation, Sonoco Products Company and Bassett Furniture Industries, Inc.
James H. Hance, Jr. 1995	57	Vice Chairman of Bank of America Corporation, Charlotte, NC since 1993 and Chief Financial Officer since 1988; Director of Caraustar Industries, Inc., Family Dollar Stores, Inc., Summit Properties, Inc. and Bank of America Corporation
Nancy Van Every McLaurin (3) 1995	57	Private investor for more than the past five years
S. Lance Van Every (3) 1990	54	Private investor for more than the past five years

The three members of the Board of Directors listed below were elected to their current terms, which expire in 2003, at the Annual Meeting of Stockholders held April 20, 2000.

Name and Director Since (1)	Age	Information About Nominees and Directors
William R. Holland (2) 1993	63	Private investor since 2000; Chairman and Chief Executive Officer of United Dominion Industries Limited, Charlotte, NC (Diversified manufacturing company), 1986-2000; Director of Goodrich Corp.
Paul A. Stroup, III (2) 1986	50	Chairman of the Board of the Company since 1999, Chief Executive Officer of the Company since 1995, President since 1994 and Executive Vice President 1989-1994; Member, Regional Board of Wachovia Bank, N.A.
Isaiah Tidwell 1995	57	Georgia Wealth Management Director, Executive Vice President – Wachovia Bank, N.A., Atlanta, GA since 2001; President, Georgia Banking – Wachovia Bank, N.A., Atlanta, GA, 1999-2001; Executive Vice President and Southern/Western Regional Executive of Wachovia Bank, N.A., 1996-1999 and Southern Regional Executive 1993-1995; Director of Ruddick Corporation

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(1) The information about the Directors was furnished to the Company by the Directors.

(2) Member of the Executive Committee.

(3) S. Lance Van Every and Nancy Van Every McLaurin are cousins and Mr. Sisk's wife is their cousin.

Bank of America, National Association and four other banks are lenders under a U.S. $60 million revolving credit facility and a Canadian $25 million revolving credit facility of which U.S.$16.0 million was outstanding on March 1, 2002 under the U.S. facility and Canadian $0 was outstanding under the Canadian facility. Bank of America, National Association is also party to a Financing and Share Purchase Agreement with the Company pursuant to which the Company must pay interest semi-annually and repay the principal balance of Canadian $50 million on August 14, 2005. Mr. Hance is the Vice Chairman and Chief Financial Officer of Bank of America.

The Board of Directors and its Committees

The Board of Directors met five times during the fiscal year. Each director attended 75% or more of the total number of meetings of the Board of Directors and all Committees on which he or she served.

The Audit Committee is composed of Robert V. Sisk, Chairman, James H. Hance, Jr., Nancy Van Every McLaurin, Wilbur J. Prezzano and Isaiah Tidwell and is responsible for recommending independent auditors for the Company, reviewing the Company's financial statements, audit report, internal financial controls and internal audit procedures and approving services to be performed by the Company's independent auditors. The Audit Committee met five times during the fiscal year.

The Nominating Committee is composed of J. W. Disher, Chairman, Alan T. Dickson, Scott C. Lea, Robert V. Sisk and S. Lance Van Every. Its functions include the screening and recommendation of candidates for election to the Board of Directors of the Company. The Committee will consider nominees recommended by stockholders, which nominations may be made in writing and directed to J. W. Disher, Chairman of the Committee. The Nominating Committee met one time during the fiscal year.

The Compensation Committee provides overall guidance to the Company's compensation and benefit programs. The Committee is currently composed of five members of the Board of Directors: Alan T. Dickson, Chairman, James H. Hance, Jr., William R. Holland, Scott C. Lea and S. Lance Van Every. This Committee was formerly known as the Compensation/Stock Option Committee. On January 30, 2001, the Board of Directors renamed this Committee as the Compensation Committee and created a separate Stock Award Committee. The Committee met three times during the fiscal year. The Committee's recommendations regarding the compensation of the Chief Executive Officer and the other officers of the Company are subject to approval by the Board.

The Stock Award Committee is composed of Alan T. Dickson, Chairman, William R. Holland, Scott C. Lea and S. Lance Van Every. The Stock Award Committee administers the Company's stock incentive plans, a function formerly the responsibility of the Compensation/Stock Option Committee. The Committee consults with the Compensation Committee as to the role of stock incentives in the overall compensation program but has sole authority for grants under the Company's stock incentive plans. The Committee did not meet during the fiscal year but took action by written consent on four occasions.

Report of Compensation and Stock Award Committees on Executive Compensation

The Company's philosophy for executive compensation is designed to link executive pay with the Company's annual and long-term performance and to attract, motivate and retain excellent people by providing compensation opportunities that are both competitive and consistent with Company performance. The compensation program provides for lower base salaries and a significant portion of compensation that is "at risk." The Company and the Compensation Committee utilize independent consulting firms to assist in the design and implementation of the executive and other compensation programs of the Company. Substantially all of the employees of the Company participate in incentive compensation plans.

The compensation program is composed of three elements: base salary, cash bonus and long-term stock based incentives. The cash bonus is based primarily on financial performance and partly on meeting individual objectives, and the long-term incentives are tied to stock price performance, continued employment and the achievement of a multiple year financial performance goal. For 2001, the stock based incentives were both stock options and restricted stock awards. For 2001, the Board of Directors adopted the Lance, Inc. 2001 Annual Corporate Performance Incentive Plan for Officers (the Annual Incentive Plan) as recommended by the Compensation Committee to reward advancement of annual financial performance goals. In addition, the Stock Award Committee adopted the Lance, Inc. 2001 Long-Term Incentive Plan for Officers (the Long-Term Plan), also as recommended by the Compensation Committee, pursuant to the Company's 1997 Incentive Equity Plan, which was approved by the stockholders in 1997.

The purposes of the Annual Incentive Plan and the Long-Term Plan include the following:

- motivate behavior that leads to the successful achievement of specific financial and operations goals that support the Company's stated business strategy
- emphasize the link between performance and rewards for meeting predetermined specific goals
- improve the competitiveness of total cash pay opportunities
- continue to help establish performance orientation at the Company and communicate that greater responsibilities create greater rewards because more pay is "at risk"
- aligning the interests of executives and senior managers with those of stockholders by linking a substantial portion of pay to the price of the Company's Common Stock
- provide a way to attract and retain executives and senior managers who are critical to the Company's future success
- increase total pay for executives and senior managers to competitive levels
- keep fixed compensation costs low.

In addition, in early 2001, upon recommendation of the Compensation Committee, the Board of Directors approved a special incentive for the first half of 2001 for officers and key personnel to encourage special efforts in meeting 2001 goals and objectives. This special incentive was paid for meeting additional individual objectives for the first half of 2001. Under this special incentive, the Company paid a total of $256,300 to 11 officers and senior management of the Company, of which $53,883 was paid to the Chief Executive Officer and $110,041 to the four other highest paid executive officers. A total of $850,394 was paid to 380 other key personnel under this special incentive.

In consultation with compensation consultants, the Compensation/Stock Option Committee designed Compensation and Benefits Assurance Agreements (Benefits Agreements) and Executive Severance Agreements (Severance Agreements) for key executives of the Company. Currently the Company is a party to Benefits Agreements with the Chief Executive Officer and six other senior executives of the Company and its subsidiaries and is party to Severance Agreements with the Chief Executive Officer and five other senior executives of the Company and its subsidiaries. The Benefits Agreements and the Severance Agreements are described under "Executive Officer Compensation" below.

In 2001 and prior years, the Compensation Committee recommended to the Board of Directors increases in base salary to the officers based on recommendations from the Chief Executive Officer who has consulted with other officers of the Company. From time to time, the Committee has made adjustments to the Chief Executive Officer's recommendations. In 2001, the Board accepted and approved the recommendations of the Compensation Committee. Those who served during the fiscal year as Chief Executive Officer and the four other highest paid executive officers are collectively referred to as the Named Executive Officers. The Compensation Committee also takes into account the fact that the Named Executive Officers have entered into certain compensation agreements with the Company including Benefits Agreements and Severance Agreements as further described under "Executive Officer Compensation" below.

In considering base salaries for 2001, the Compensation Committee considered the compensation review, participation in the Annual Incentive Plan and participation in the Long-Term Plan, including the grant of stock options and restricted stock awards. The salaries of the Named Executive Officers, excluding the Chief Executive Officer, were increased an average of 3.5% for 2001 over 2000.

With respect to the Chief Executive Officer during 2001, Mr. Stroup, the Compensation Committee considered the same factors as it considered for all officers of the Company. Mr. Stroup's salary was increased 4.3% for 2001 over 2000.

Under the Annual Incentive Plan, cash bonus awards are paid as a percentage of base salary depending on the attainment of specified financial performance goals as to 75% of the bonus (90% of the bonus with respect to one executive officer), with the balance determined at the discretion of the Compensation Committee based on the executive meeting individual objectives. In 2001, the specified performance goals were achieved and cash bonuses were earned under the Annual Incentive Plan, in addition to the special incentive described above. A total of $1,660,200 was paid to 12 officers and senior management personnel, of which $352,400 was paid to the Chief Executive Officer and $666,000 to the four other highest paid executive officers.

Under the Long-Term Plan, the long-term incentives awarded to executives to date are stock options and restricted stock awards. Stock options provide executives with the opportunity to buy and maintain an equity interest in the Company and share the appreciation in the value of the Company's Common Stock. During 2001, the Stock Award Committee awarded stock options for an aggregate of 51,550 shares and 19,400 shares of restricted stock to the Named Executive Officers, excluding the Chief Executive Officer. Mr. Stroup was awarded stock options to purchase 23,350 shares and 8,800 restricted shares. In addition, the Stock Award Committee awarded stock options totaling 533,300 shares to approximately 140 other executives and senior managers and six of these executives and senior managers received an aggregate of 17,150 restricted shares.

Compensation Committee
Alan T. Dickson, Chairman
James H. Hance, Jr.
William R. Holland
Scott C. Lea
S. Lance Van Every

Stock Award Committee
Alan T. Dickson, Chairman
William R. Holland
Scott C. Lea
S. Lance Van Every

Compensation Committee and Stock Award Committee Interlocks and Insider Participation

During fiscal year 2001, no member of the Compensation/Stock Option Committee, the Compensation Committee or the Stock Award Committee was an officer or employee of the Company.

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Committee is composed of five independent directors and met five times in fiscal 2001. The Committee operates under a written charter adopted by the Board of Directors and which was attached to the Company's proxy statement prepared in connection with its 2001 Annual Meeting of Stockholders. Management has the primary responsibility for the financial statements and the reporting process, including the Company's systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality and the acceptability of the Company's financial reporting and controls.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and the acceptability of the Company's financial reporting and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the auditors' written disclosures required by the Independence Standards Board.

The Committee also discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets periodically with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 29, 2001 for filing with the Securities and Exchange Commission.

Audit Committee
Robert V. Sisk, Chairman
James H. Hance, Jr.
Nancy Van Every McLaurin
Wilbur J. Prezzano
Isaiah Tidwell

Director Compensation

Directors who are employees of the Company or its subsidiaries receive no additional compensation for serving as directors. Directors who are not employees of the Company or its subsidiaries (other than the Chairman of the Board if he or she is not otherwise an employee of the Company) receive an annual fee of $12,000 plus $600 for each Board meeting attended and $450 for each Committee meeting attended, except the fee for a Committee meeting held on the same day as a Board meeting is $300. Non-employee directors who serve as a Committee Chairman receive an additional $1,500 per year.

Mr. Lea served as Chairman of the Board of Directors from April 1996 until April 1999 pursuant to an agreement executed upon his election (the 1996 Agreement). He served substantially full time as an adviser to the Company during such term. His focus was on the Company's strategic direction, management development and creation of stockholder value. Under the 1996 Agreement, Mr. Lea will receive incentive compensation equal to $10,000 for each percentage point that the Highest Average Sales Price (as defined below) of the Company's Common Stock exceeds $15.8125 per share. In February 1999, the 1996 Agreement was amended to provide that the Highest Average Sales Price would be the higher of (i) the average of the highest sales price of the Company's Common Stock on The Nasdaq Stock Market during the four consecutive interim (quarterly accounting) periods of the Company which have the highest average sales price of the Company's Common Stock beginning in March 1996 and ending June 2003 or (ii) the average of the highest sales price of the Common Stock on The Nasdaq Stock Market for any 10 consecutive trading days during the period from April 19, 1996 until April 16, 2003. Such incentive compensation will be paid in one lump sum in 2003. In October 1998, the Board of Directors of the Company, upon recommendation of the Compensation/Stock Option Committee, approved additional incentive compensation for Mr. Lea because his service as Chairman of the Board had required a greatly expanded commitment of time, energy and expertise than had been contemplated when the 1996 Agreement was approved. The additional incentive compensation is outlined in the 1998 agreement (the 1998 Agreement) which provides for additional incentive compensation equal to $25,000 for each percentage point that the Highest Average Sales Price (as described below) exceeds $20.875 per share. In February 1999, the 1998 Agreement was amended to provide that the Highest Average Sales Price means the higher of (i) the average of the highest sales price of the Company's Common Stock on The Nasdaq Stock Market during the four consecutive interim (quarterly accounting) periods of the Company which have the highest average sales price of the Company's Common Stock beginning in March 1998 and ending June 2003 or (ii) the average of the highest sales price of the Common Stock on The Nasdaq Stock Market for any 10 consecutive trading days during the period from April 17, 1998 until April 16, 2003. This additional incentive compensation will be paid in one lump sum in 2003. In the event of a Change of Control, the Highest Average Sales Price for all such incentive compensation will be the highest per share consideration paid or payable for the Company's Common Stock in connection with the transaction that results in a Change of Control. For purposes of the 1996 and 1998 Agreements, a Change in Control means the acquisition of 35% or more of the voting securities of the Company by any persons or group other than members of the Van Every Family which consists of the descendents of Salem A. Van Every, Sr. and their spouses. The incentive compensation will be paid in one lump sum concurrently with a Change of Control.

Non-employee directors are also eligible to receive stock options under the Company's 1995 Nonqualified Stock Option Plan for Non-Employee Directors (the Director Plan). Each non-employee director receives an initial option grant to purchase 2,500 shares of Common Stock upon becoming a director (exercisable after six months of service). The Director Plan also provides for annual option grants to purchase 4,000 shares of Common Stock on every May 1 to each non-employee director continuing in office (other than the initial year) which become exercisable after one year's service. Each current non-employee director will be granted an option to purchase 4,000 shares of Common Stock on May 1, 2002 at an option price equal to the fair market value of the Common Stock on such date.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than 10% of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Officers, Directors and greater than 10% stockholders are required to furnish the Company with copies of all such reports they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 29, 2001, all Section 16(a) filing requirements applicable to its executive officers, Directors and greater than 10% beneficial owners were complied with.

Stockholder Return Performance Graph

Included below is a line graph and a table comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of The Nasdaq Stock Market (U.S. Companies) Index and the Company's Peer Group for the period commencing December 27, 1996 and ending December 28, 2001 covering the Company's six fiscal years ended December 28, 1996, December 27, 1997, December 26, 1998, December 25, 1999, December 30, 2000 and December 29, 2001.

The Company has selected a Peer Group consisting of the four publicly-traded companies named below, which are in the snack foods industry. Virtually all of the Company's direct competitors and peers are privately-held companies or subsidiaries or divisions of larger publicly-held companies so that the available members of the Peer Group are limited.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG THE COMPANY, NASDAQ STOCK MARKET INDEX AND PEER GROUP



400
350
300
250
200
150
100
50
0
Dollars
1996
1997
1998
1999
2000
2001
Company
Nasdaq Stock Market
Peer Group

GROUP

Date	Lance, Inc.	Nasdaq Stock Market	Peer Group
December 27, 1996	100.000	100.000	100.000
December 26, 1997	153.959	117.729	130.722
December 24, 1998	123.301	170.152	136.649
December 23, 1999	60.416	312.665	134.215
December 29, 2000	89.181	192.773	123.286
December 28, 2001	109.350	155.943	169.148

This graph and table assumes that $100 was invested on December 27, 1996 in the Company's Common Stock, in The Nasdaq Stock Market (U.S. Companies) Index and in the Peer Group, which consists of Golden Enterprises, Inc., J&J Snack Foods Corp., Ralcorp Holdings, Inc. and Tasty Baking Company and that dividends were reinvested.

Executive Officer Compensation

The table below shows the compensation paid or accrued by the Company, for the three fiscal years ended December 29, 2001, December 30, 2000 and December 25, 1999 to or for the account of the Chief Executive Officer and the Company's four other highest paid executive officers (collectively, the Named Executive Officers).

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($) (1)	Restricted Stock Award(s) ($) (2)	Securities Underlying Options (#SH)	All Other Com-pensation ($) (3)
Paul A. Stroup, III	2001	283,092	406,283	--	111,672	23,350	60,095
Chairman,	2000	271,430	0	--	0	48,050	57,134
President and	1999	257,427	0	--	105,826	32,700	47,623
Chief Executive Officer							
Richard G. Tucker	2001	226,038	217,825	--	74,237	15,550	10,194
Vice President	2000	216,558	0	--	0	32,150	10,712
	1999	203,634	0	--	71,089	21,850	11,072
Frank I. Lewis(4)	2001	212,746	152,640		62,181	13,000	5,542
Vice President	2000	40,385	230,000	--	0	40,000	0
B. Clyde Preslar	2001	203,885	230,563	--	62,181	13,000	9,803
Vice President	2000	195,385	0	--	0	26,150	9,764
	1999	186,573	0	--	57,356	17,700	10,051
Earl D. Leake	2001	160,577	175,013	--	47,588	10,000	33,846
Vice President	2000	154,370	0	--	0	20,650	29,528
	1999	147,713	0	--	45,238	14,000	31,686

---

(1) No Named Executive Officer has received personal benefits during the listed years in excess of 10% of the total of annual salary and bonus.

(2) Amount represents the dollar value of shares of restricted stock and performance restricted stock issued to the Named Executive Officers as of the date of the award. At December 29, 2001, the market value and holdings for each Named Executive Officer were as follows: Mr. Stroup $219,038 (5,800 restricted shares and 9,050 performance restricted shares); Mr. Tucker $144,919 (3,775 restricted shares and 6,050 performance restricted shares); Mr. Lewis $72,275 (2,000 restricted shares and 2,900 performance restricted shares), Mr. Preslar $120,950 (3,200 restricted shares and 5,000 performance restricted shares) and Mr. Leake $93,663 (2,500 restricted shares and 3,850 performance restricted shares). Vesting of 50% of the restricted shares occurs on each of the second and fourth anniversaries of the award date of such shares if still employed by the Company. Vesting of the performance restricted shares occurs on the third anniversary of the award date if the Company achieves a specified financial performance goal for the three fiscal years ending after the award date. Dividends are payable on all restricted shares and performance restricted shares.

(3) For fiscal year 2001, includes amounts contributed by the Company under the Company's Profit-Sharing Retirement Plan as follows: Mr. Stroup \$6,041, Mr. Tucker \$5,889, Mr. Preslar \$5,889 and Mr. Leake \$5,551; amounts contributed by the Company under the Company's Employee Stock Purchase Plan as follows: Mr. Stroup \$1,560, Mr. Tucker \$2,259, Mr. Preslar \$2,038 and Mr. Leake \$260; premiums paid by the Company for term life insurance for the benefit of the respective Named Executive Officer as follows: Mr. Stroup \$1,036, Mr. Tucker \$522, Mr. Lewis \$579, Mr. Preslar \$461 and Mr. Leake \$528; amounts accrued by the Company under the Company's Benefit Restoration Plan as follows: Mr. Stroup \$4,046, Mr. Tucker \$844, Mr. Lewis \$4,801, Mr. Preslar \$735 and Mr. Leake \$591; amounts accrued in 2001 with respect to the Severance Agreements for Mr. Stroup and Mr. Leake as follows: Mr. Stroup \$46,732 and Mr. Leake \$26,293; and amounts contributed by the Company under its 401(k) plan as follows: Mr. Stroup \$680, Mr. Tucker \$680, Mr. Lewis \$162, Mr. Preslar \$680 and Mr. Leake \$623.

(4) Mr. Lewis joined the Company in October 2000.

Mr. Stroup, Mr. Tucker, Mr. Lewis, Mr. Preslar and Mr. Leake are each a party to a Compensation and Benefits Assurance Agreement (a Benefits Agreement) with the Company and Mr. Stroup, Mr. Tucker, Mr. Preslar and Mr. Leake are each a party to an Executive Severance Agreement (a Severance Agreement) with the Company.

The Benefits Agreements are substantially identical except that the initial terms for Mr. Stroup and Mr. Leake extend until December 31, 2011, the year in which they each reach age 60, which was the same end of term date under their prior Executive Employment Agreements. The Benefits Agreements provide for the payment of specified benefits in the event of a Change in Control, as defined. A Change in Control for the purposes of a Benefits Agreement and a Severance Agreement means the acquisition of 25% or more of the voting securities of the Company by a person or group other than members of the Van Every Family which consists of the descendants of Salem A. Van Every, Sr. and their spouses; a change in the majority of the Board of Directors of the Company over a two year period; or approval by the stockholders of the Company of a sale of substantially all of the assets to an entity of which current Company stockholders own less than 60% of voting control, of the liquidation of the Company or of a merger, consolidation or reorganization after which current Company stockholders own less than 60% of voting control. Benefits are payable under a Benefits Agreement only if one of the following events occurs within three years of a Change in Control: involuntary termination of the executive without Cause, as defined; voluntary termination for Good Reason, as defined, including demotion, relocation or pay reduction; voluntary termination for any reason during the 13th month after the Change in Control; or breach of the Benefits Agreement by the Company or a successor to the Company. In such event, the executive would receive accrued compensation and benefits including the current year's bonus; an amount equal to three times base salary plus three times the greater of the prior year's actual or current year's target bonus; an amount equal to the Profit Sharing Plan contribution based on the base salary and target bonus payment; up to 36 months of health insurance coverage; outplacement services; and an amount equal to any Federal excise taxes payable by the executive. The initial term for the Named Executive Officers under a Benefits Agreement is three years except for Mr. Stroup and Mr. Leake, as described above. After the initial term, each Benefit Agreement automatically renews for successive one year terms and may be terminated by the

Company on one year's notice prior to the end of an initial or renewal term. In the event of a Change in Control, there is an automatic three year extension.

The provisions of the Severance Agreements are identical except for Mr. Stroup and Mr. Leake. In the event of involuntary termination of the executive without Cause, as defined, and prior to a Change in Control, as defined, the executive will receive accrued compensation and benefits including current year's bonus plus an amount equal to base salary plus the current year's target bonus. The initial term for a Severance Agreement is three years with automatic renewals for successive one year terms. Each Severance Agreement may be terminated on one year's notice prior to the end of an initial or renewal term.

In connection with the agreement by Mr. Stroup and Mr. Leake to terminate their prior Executive Employment Agreements, their respective Severance Agreements provide for the continuation of supplemental retirement benefits similar to those under their respective prior Executive Employment Agreements. Their Severance Agreements provide for supplemental retirement benefits equal to five times their base salary payable over 15 years after retirement or until age 75, if earlier. They may elect a lump sum equal to the present value of such payments. There is a death benefit equal to 75% of the remaining retirement benefit. They are eligible for retirement benefits at any time after December 31, 2011, or upon death or Disability, as defined. In the event of a Change in Control, as defined, they receive a lump sum equal to the present value of the retirement benefit on termination of employment following a Change in Control. The Company entered into amendments to their Severance Agreements in 2001 to provide that the present value of such benefits will be calculated assuming that such benefits would commence with the date on which they were terminated and would continue for 15 years thereafter. They would also receive a severance benefit upon involuntary termination without Cause, as defined, prior to the earlier of a Change in Control or the last day of the Company's fiscal year in which they reach age 60. Severance benefits for Mr. Stroup and Mr. Leake consist of accrued compensation and benefits including current year's bonus and two and one-half times the highest base salary paid to them, plus current year's target bonus, provided that the amount is reduced for severance after age 57½. There is also an immediate commencement of the supplemental retirement benefit, transfer of their Company cars to them, payment for unexercised vested stock options, health and medical insurance to age 60 and outplacement services.

The table below shows the individual grants to the Named Executive Officers of stock options during the fiscal year ended December 29, 2001.

Option Grants in the 2001 Fiscal Year
Individual Grants

Name	Options/SARs Granted (#Sh)	% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiratioı Date	Grant Date Present Value ($)(1)
Paul A. Stroup, III	23,350	3.9%	$12.69	1/29/2011	83,360
Earl D. Leake	10,000	1.6%	$12.69	1/29/2011	35,700
Frank I. Lewis	13,000	2.1%	$12.69	1/29/2011	46,410
B. Clyde Preslar	13,000	2.1%	$12.69	1/29/2011	46,410
Richard G. Tucker	15,550	2.6%	$12.69	1/29/2011	55,514

(1) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The estimated values under the model are based on arbitrary assumptions as follows: options to be exercised in ten years, stock price

volatility at .331, annual dividend yield of 4.3% and a risk-free interest rate of 5.44%. No downward adjustments are made to the resulting grant-date option values to account for potential forfeitures or non-transferability of the options. The actual value of the options depends upon the actual performance of the Company's stock during the applicable period.

The table below shows, on an aggregated basis, each exercise of stock options or tandem SARs during the fiscal year ended December 29, 2001 by each of the Named Executive Officers and the 2001 fiscal year-end value of unexercised options and SARs.

Aggregated Option/SAR Exercises in the 2001 Fiscal Year and FY-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs At FY-End (#)	Value of Unexercised In-the-Money Options/SARs At FY-End ($)
Name	Shares Acquired On Exercise (#Sh)	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Paul A. Stroup, III	0	0	95,700/79,150	55,558/214,778
Earl D. Leake	0	0	40,312/33,988	23,877/92,231
Frank I. Lewis	0	0	10,000/43,000	50,950/179,630
B. Clyde Preslar	0	0	38,587/43,313	30,236/117,488
Richard G. Tucker	0	0	40,161/52,439	37,173/143,558

Ratification of Selection of Independent Public Accountants

The Board of Directors has selected KPMG LLP as independent public accountants to audit the financial statements of the Company and its subsidiaries for the 2002 fiscal year, ending December 28, 2002. This selection is being presented to the stockholders for their ratification or rejection at this Annual Meeting. KPMG LLP has served as the Company's independent certified public accountants and has audited the financial statements of the Company and its subsidiaries beginning with the 1991 fiscal year. Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions. The Audit Committee has considered whether the provision of services by KPMG LLP other than the audit of the financial statements of the Company for fiscal 2001 and the review of the financial statements for the first three quarters of fiscal 2001 is compatible with maintaining KPMG LLP's independence.

Audit Fees. KPMG LLP billed the Company $180,635 for professional services rendered for the audit of the Company's annual financial statements for fiscal 2001 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q filed for the first three quarters of fiscal 2001.

Financial Information Systems Design and Implementation Fees. KPMG LLP did not provide any professional services during fiscal 2001 to the Company for the design and implementation of financial information systems.

All Other Fees. KPMG LLP billed the Company $73,310 for all other services, including fees for non-audit services of $33,110 and audit-related services of $40,200, rendered during fiscal 2001. Audit-related services consisted principally of audits of financial statements of employee benefit plans and testing of internal controls.

The Board of Directors recommends a vote FOR the ratification of the selection of KPMG LLP as independent public accountants to audit the financial statements of the Company and its subsidiaries for the 2002 fiscal year, and proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice. The affirmative vote of a majority of the votes cast is required to ratify the selection of KPMG LLP. Abstentions and broker "non-votes" are not counted as being cast for purposes of ratifying the selection of KPMG LLP. If the stockholders do not ratify the selection of KPMG LLP, the selection of independent public accountants will be reconsidered by the Board of Directors.

Deadline for Stockholder Proposals for 2003 Annual Meeting

Any proposal that a stockholder intends to present for action at the 2003 Annual Meeting of Stockholders must be received by the Company no later than November 27, 2002, in order for the proposal to be included in the proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders. In addition, if the Company receives notice of stockholder proposals after February 10, 2003, then the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such stockholder proposals, without discussion of the matters in the proxy statement and without such proposals appearing as separate items on the proxy card. Stockholder proposals should be sent to Secretary, Lance, Inc., Box 32368, Charlotte, North Carolina 28232.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2001
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-398

LANCE, INC.
(Exact name of Registrant as specified in its charter)

NORTH CAROLINA	56-0292920
(State of Incorporation)	(I.R.S. Employer Identification Number)

8600 South Boulevard, Charlotte, North Carolina 28273
(Address of principal executive offices)

Post Office Box 32368, Charlotte, North Carolina 28232
(Mailing address of principal executive offices)

Registrant's telephone number, including area code:	**(704) 554-1421**
Securities Registered Pursuant to Section 12(b) of the Act:	**NONE**
Securities Registered Pursuant to Section 12(g) of the Act:	**$.83-1/3 Par Value Common Stock** **Rights to Purchase $1 Par Value Series A Junior Participating Preferred Stock**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** _X_ **No** ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of shares of the Registrant's $.83-1/3 par value Common Stock, its only outstanding class of voting stock, held by non-affiliates as of February 19, 2002 was approximately $361,000,000.

The number of shares outstanding of the Registrant's $.83-1/3 par value Common Stock, its only outstanding class of Common Stock, as of February 19, 2002, was 29,040,923 shares.

Document Incorporated by Reference

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on April 25, 2002 are incorporated by reference into Part III of this Form 10-K.

PART I

Item 1. Business

Lance, Inc. was incorporated as a North Carolina corporation in 1926. Lance, Inc. and its subsidiaries are collectively referred to herein as the Registrant or the Company.

The Registrant manufactures, markets and distributes a variety of snack food products including individual and multi-pack configurations of sandwich crackers, cookies, candy, cakes, meat snacks and bread basket items as well as salty snacks including potato chips, corn chips, popcorn products and nuts. In addition, the Registrant manufactures products packaged in larger sizes including crackers, cookies, bread basket items, potato chips and other salty snack products. Of the products sold by the Registrant, 80% are manufactured by the Registrant and 20% are purchased for resale.

The Registrant's branded products are primarily sold under the Lance and Cape Cod trade names. Registered trademarks that it owns include: LANCE, CAPE COD POTATO CHIPS, TOASTCHEE, TOASTY, NEKOT, NIPCHEE, CHOC-O-LUNCH, VAN-O-LUNCH, GOLD-N-CHEES, CAPTAIN'S WAFERS, and VISTA. Other brand names used by the Registrant include CHIP THUNDER and FIRECRACKER BARBECUE.

The Registrant's branded product customer base includes grocery and mass merchants, convenience and drug stores, food service brokers and institutions, vending operations, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices, restaurants and independent retailers. The Registrant's non-branded product sales consist primarily of private label sales. They also include sales of other companies' branded products and sales to other manufacturers. Private label customers include grocery and mass merchandisers. The Registrant sells other companies' branded products primarily through its vending operations as well as convenience and drug stores and "up and down the street" outlets. The Registrant currently distributes products throughout most of the United States and parts of Canada and Europe.

Products are distributed by the Registrant's direct-store delivery ("DSD") system, third party carriers and through direct shipments by its own transportation fleet. Approximately 59% of sales are distributed through the DSD system. The DSD system is administered through three regions that are divided into 20 sales districts that are further divided into 231 sales divisions, each under the direction of a division manager. Within each division are sales routes, each serviced by one representative. At December 29, 2001, there were 1,830 sales routes. The Registrant uses its own fleet of tractors and trailers to make weekly deliveries of its products to the sales territories. The Registrant provides its representatives with stockroom space for their inventory requirements through individual territory stockrooms and metro distribution centers. The representatives load their own or company owned step-vans from these stockrooms for delivery to customers. The Registrant operates Company-owned vending machines in approximately 44,000 customer locations. These vending machines are generally made available to customers on a commission or rental basis. The machines are not designed or manufactured specifically for the Registrant, and their use is not limited to any particular sales area or class of customer. The Registrant's non-DSD sales are made through Company sales personnel, independent distributors or brokers. Most non-DSD sales are direct shipments using third party carriers.

The principal raw materials used in the manufacture of the Registrant's snack food products are flour, peanuts, peanut butter, oils, shortenings, potatoes, sugar, popcorn, cheese, corn syrup, and seasonings. The principal supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are generally available in adequate quantities in the open market either from sources in the United States or from other countries and are generally contracted up to a year in advance. The principal types of energy used by the Registrant are electricity, natural and propane gas, fuel oil and diesel fuel, all of which are currently available in adequate quantities.

All of the Registrant's products are sold in highly competitive markets in which there are many competitors. In the case of many of its products, the Registrant competes with manufacturers with greater total revenues and greater resources than the Registrant. The principal methods of competition are price, delivery, service and product quality. Generally, the Registrant believes that it is competitive in these methods as a whole. The methods of competition and the Registrant's competitive position vary according to the locality, the particular products and the policies of its competitors. Although reliable statistics are unavailable as to production and sales by others in the industry, the Registrant believes that in its core areas of distribution it is one of the largest suppliers of filled sandwich crackers.

Sales to the Registrant's largest customer (Wal-Mart Stores, Inc.) were approximately 10.3% of revenues in 2001. While the Registrant enjoys a continuing business relationship with Wal-Mart Stores, Inc., the loss of this business (or a substantial portion of this business) could have a material adverse effect upon the Registrant.

On December 29, 2001, the Registrant and its subsidiaries had 4,679 employees, none of whom were covered by a collective bargaining agreement.

Item 2. Properties

The Registrant's principal plant and general offices are located in Charlotte, North Carolina on a 140-acre tract owned by the Registrant. The main facility at this location is an air-conditioned and sprinklered plant, office building and cafeteria of brick and steel containing approximately 670,000 square feet. The manufacturing portion of this facility houses seven oven lines and is equipped with storage facilities to handle many of the Registrant's raw materials in bulk and is operated on a continuous three-shift basis. Adjacent to the main facility is an air-conditioned and sprinklered plant of brick and steel used for processing potato chips, corn chips and similar products containing approximately 140,000 square feet, which is operated on a continuous three-shift basis. Also adjacent to the main facility are a 70,400 square foot precast concrete building, which houses a sales distribution facility, an 11,000 square foot brick and steel building, which houses vehicle maintenance operations, and 50,000 square foot and 40,000 square foot metal warehouse buildings.

The Registrant also owns a plant located on an 18.5-acre tract in Burlington, Iowa. The plant is of masonry and steel and contains approximately 313,000 square feet. This plant houses eight oven lines, certain of which are operated on a continuous three-shift basis. Adjacent to the plant is a steel storage building of approximately 5,800 square feet. Additionally, the Registrant owns two plants located on two tracts totaling approximately 8 acres in Ontario, Canada. These plants are located in Waterloo and Guelph and have approximately 41,000 and 83,000 square feet, respectively. The Registrant also owns a plant in Hyannis, Massachusetts located on a 5.4-acre tract. The plant is of masonry and steel and contains approximately 32,000 square feet.

The Registrant leases office space for administrative support and district sales offices throughout the United States. The Registrant also leases eight distribution/warehouse facilities for periods ranging from one to six years. In addition, the Registrant leases most of its stockroom space for its DSD field sales representatives in various locations mainly on month-to-month tenancies.

The Registrant believes that it has sufficient production capacity to meet foreseeable demand in 2002.

Item 3. Legal Proceedings

The Registrant is not a party to, nor are any of its assets subject to, any material pending legal proceedings, other than ordinary routine litigation incidental to its business.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Separate Item. Executive Officers of the Registrant

Information as to each executive officer of the Registrant, who is not a director or a nominee named in Item 10 of this Form 10-K, is as follows:

Name	Age	Information About Officer
Robert S. Carles	61	Secretary of Lance, Inc. since 1997 and Assistant Secretary 1981-1997 and Corporate Attorney since 1976, retired 2002
H. Dean Fields	60	Vice President of Lance, Inc. since 2002; President of Vista Bakery, Inc. (subsidiary of Lance, Inc.) since 1996
L. Rudy Gragnani	48	Vice President of Lance, Inc. since 1997; Vice President of Coca-Cola Bottling Company of New York 1996-1997
Earl D. Leake	50	Vice President of Lance, Inc. since 1995
Frank I. Lewis	49	Vice President of Lance, Inc. since 2000 and Regional Vice President of Frito Lay, Inc. (subsidiary of PepsiCo, Inc.) 1991-2000
David R. Perzinski	42	Treasurer of Lance, Inc. since 1999, Senior Director of Sales/Marketing Finance and Treasury Operations of Lance, Inc. 1997-1999, Director of Sales/Marketing Finance and Treasury Operations of Lance, Inc. 1996-1997
B. Clyde Preslar	47	Vice President and Chief Financial Officer of Lance, Inc. since 1996; Secretary of Lance, Inc. since 2002
Richard G. Tucker	47	Vice President of Lance, Inc. since 1996; President of Lance Company since 1999
Margaret E. Wicklund	41	Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. since 1999; Senior Director of Corporate Tax and Shared Services 1998-1999 and Director of Corporate Tax 1993-1998

All the executive officers were appointed to their current positions at the Annual Meeting of the Board of Directors on April 26, 2001, except Mr. Fields was appointed Vice President on January 31, 2002 and Mr. Preslar was appointed Secretary on February 1, 2002. All of the Registrant's executive officers' terms of office extend until the next Annual Meeting of the Board of Directors and until their successors shall have been duly elected and qualified.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company had 4,088 stockholders of record as of February 19, 2002.

The $.83-1/3 par value Common Stock of Lance, Inc. is traded in the over-the-counter market under the symbol LNCE and transactions in the Common Stock are reported on The Nasdaq Stock Market. The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 2001 and 2000.

2001 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 31, 2001)	$ 13.50	$ 10.25	$ 0.16
Second quarter (13 weeks ended June 30, 2001)	13.70	10.88	0.16
Third quarter (13 weeks ended September 29, 2001)	14.99	10.25	0.16
Fourth quarter (13 weeks ended December 29, 2001)	15.95	12.30	0.16

2000 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 25, 2000)	$ 11.50	$ 8.88	$ 0.16
Second quarter (13 weeks ended June 24, 2000)	11.44	9.31	0.16
Third quarter (13 weeks ended September 23, 2000)	10.50	8.56	0.16
Fourth quarter (14 weeks ended December 30, 2000)	12.88	9.00	0.16

On January 31, 2002, the Board of Directors of Lance, Inc. declared a quarterly cash dividend of $0.16 per share payable on February 20, 2002 to stockholders of record on February 11, 2002. The Board of Directors of Lance, Inc. will consider the amount of future cash dividends on a quarterly basis.

The Registrant's Amended and Restated Credit Agreement dated May 26, 2000, restricts payment of cash dividends and repurchases of its common stock by the Registrant if, after payment of any such dividends or any such repurchases of its common stock, the Registrant's consolidated stockholders' equity would be less than $125,000,000. At December 29, 2001, the Registrant's consolidated stockholders' equity was $177,919,000.

Item 6. Selected Financial Data

The following table sets forth selected historical financial data of the Company for the five-year period ended December 29, 2001. The selected financial data have been derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere herein. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements, including the notes thereto. Amounts are in thousands, except per share data.

	2001	2000	1999	1998	1997
Results of Operations:					
Net sales and other operating revenue	**$ 582,906**	$ 576,299	$ 531,274	$ 486,432	$ 486,854
Earnings before interest and taxes	**41,395**	39,026	42,282	46,107	41,837
Earnings before income taxes	**37,637**	34,550	39,865	43,743	48,688
Income taxes	**13,860**	12,589	15,104	16,135	18,591
Net income	**23,777**	21,961	24,761	27,608	30,097
Average Number of Common Shares Outstanding:					
Basic	**28,909**	28,961	29,874	29,925	29,893
Diluted	**29,068**	28,976	29,918	30,043	30,018
Per Share of Common Stock:					
Net income - basic	**0.82**	0.76	0.83	0.92	1.01
Net income - diluted	**0.82**	0.76	0.83	0.92	1.00
Cash dividends	**0.64**	0.64	0.96	0.96	0.96
Financial Status at Year-end:					
Total assets	**$ 313,399**	$ 316,138	$ 330,662	$ 251,403	$ 252,740
Total debt	**49,831**	63,931	71,206	-	-

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an assessment of the Company's financial condition, results of operations and liquidity and capital resources and should be read in conjunction with the accompanying financial statements and notes thereto included elsewhere herein.

Overview

The Company manufactures, markets and distributes a variety of snack food products including individual and multi-pack configurations of sandwich crackers, cookies, candy, cakes, meat snacks and bread basket items as well as salty snacks including potato chips, corn chips, popcorn products and nuts. In addition, the Company manufactures products packaged in larger sizes including crackers, cookies, bread basket items, potato chips and other salty snack products. Of the products sold by the Company, 80% are manufactured by the Company and 20% are purchased for resale. Products are distributed by the Company's direct-store delivery ("DSD") system, third party carriers and through direct shipments by its own transportation fleet.

The Company's branded product customer base includes grocery and mass merchants, convenience and drug stores, food service brokers and institutions, vending operations, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices, restaurants and independent retailers. The Registrant's non-branded product sales consist primarily of private label sales. They also include sales of other companies' branded products and sales to other manufacturers. Private label customers include grocery and mass merchants. The Registrant sells other companies' branded products primarily through its vending operations and through convenience and drug stores and "up and down the street" outlets. The Company currently distributes products throughout most of the United States and parts of Canada and Europe.

The Company's growth plans are based on improved sales, more effective distribution, increased marketing activities, new product introductions and greater penetration of growing trade channels such as mass merchants, convenience and grocery stores. A key element of these plans is the revitalization of the Company's DSD route sales system.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer programs and incentives, bad debts, inventories, investments, intangible assets, income taxes, insurance, other post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

2001 Compared to 2000	2001		2000		Difference	
Revenues	$ 582.9	100.0%	$ 576.3	100.0%	$ 6.6	1.1%
Cost of sales	284.1	48.7%	284.7	49.4%	0.6	0.2%
Gross margin	298.8	51.3%	291.6	50.6%	7.2	2.5%
Selling, marketing and delivery expenses	220.6	37.8%	223.6	38.8%	3.0	1.3%
General and administrative expenses	30.2	5.2%	25.4	4.4%	(4.8)	(18.9%)
Provisions for employees' retirement plans	4.5	0.8%	4.2	0.7%	(0.3)	(7.1%)
Amortization of goodwill and other intangibles	2.1	0.4%	1.8	0.3%	(0.3)	(16.7%)
Other income, net	(0.0)	(0.0%)	(2.4)	(0.4%)	(2.4)	(100.0%)
Earnings before interest and taxes	41.4	7.1%	39.0	6.8%	2.4	6.2%
Interest expense, net	3.7	0.6%	4.4	0.8%	0.7	15.9%
Income taxes	13.9	2.4%	12.6	2.2%	(1.3)	(10.3%)
Net income	$ 23.8	4.1%	$ 22.0	3.8%	$ 1.8	8.2%

Revenues in the 52-week fiscal year 2001 increased $6.6 million or 1.1% over the 53-week fiscal year 2000. The revenue impact of the fifty-third week in 2000 was approximately $6.6 million. Excluding the additional revenue week in 2000, revenues in 2001 increased $13.2 million as a result of increased sales of the Company's non-branded products. The Company's branded product sales declined slightly as compared to 2000. In 2001, the Company's branded products comprised 67% of total sales as compared to 69% in 2000. The Company's non-branded revenues consist mostly of private label sales and also include sales to other manufacturers and third party branded products. Private label sales represented 20% and 19% of revenues in 2001 and 2000, respectively.

Gross margin as a percent of revenue increased 0.7 percentage points to 51.3% in 2001. This increase is primarily due to improved manufacturing efficiencies and lower commodity and packaging costs. These improvements were partially offset by a higher proportion of sales to direct ship customers which have lower gross margins.

Selling, marketing and delivery costs decreased $3.0 million compared to 2000. This decrease is partially due to a higher proportion of direct shipments, which require less selling and delivery expenses. In addition, reduced severance provisions and lower expenses due to the impact of the fifty-third week in 2000 contributed to the decrease in selling, marketing and delivery costs. These decreases were somewhat offset by increased provisions for incentive compensation.

General and administrative expenses increased $4.8 million compared to the prior year due predominately to increased incentive compensation provisions. The provision for employees' retirement plans was higher due to the profitability-based formula for these contributions.

Other income primarily includes gains and losses on fixed asset dispositions and foreign currency transactions. In addition, included in other income in 2001 was a $0.9 million gain related to the curtailment of the Company's post-retirement benefit plan.

Net interest expense of $3.7 million in 2001 declined from $4.4 million in 2000. The decrease of $0.7 million was primarily the result of lower interest rates and lower debt levels during the year. See discussion in "Liquidity and Capital Resources" section below.

The effective income tax rate increased from 36.4% in 2000 to 36.8% in 2001 due to changes in the composition of earnings among the consolidated entities.

2000 Compared to 1999	**2000**		**1999**		**Difference**	
Revenues	$ 576.3	100.0%	$ 531.3	100.0%	$ 45.0	8.5%
Cost of sales	284.7	49.4%	246.0	46.3%	(38.7)	(15.7%)
Gross margin	291.6	50.6%	285.3	53.7%	6.3	2.2%
Selling, marketing and delivery expenses	223.6	38.8%	213.1	40.1%	(10.5)	(4.9%)
General and administrative expenses	25.4	4.4%	24.9	4.7%	(0.5)	(2.0%)
Provisions for employees' retirement plans	4.2	0.7%	4.6	0.9%	0.4	8.7%
Amortization of goodwill and other intangibles	1.8	0.3%	1.4	0.2%	(0.4)	(28.6%)
Other income, net	(2.4)	(0.4%)	(1.0)	(0.2%)	1.4	140.0%
Earnings before interest and taxes	39.0	6.8%	42.3	8.0%	(3.3)	(7.8%)
Interest expense, net	4.4	0.8%	2.4	0.5%	(2.0)	(83.3%)
Income taxes	12.6	2.2%	15.1	2.8%	2.5	16.6%
Net income	$ 22.0	3.8%	$ 24.8	4.7%	$ (2.8)	(11.3%)

Revenues increased $45.0 million or 8.5% in 2000. Approximately $26.6 million of the revenue growth was attributable to the acquisitions of Tamming Foods Ltd. ("Tamming") and Cape Cod Potato Chip Company Inc. ("Cape Cod"). Revenues increased $18.4 million or 3.7% in the pre-acquisition business primarily due to growth in contract manufacturing and private label sales. Approximately $6.6 million of revenue growth resulted from the impact of the 53-week fiscal year in 2000 as compared to the 52-week fiscal year in 1999.

Gross margin as a percent of revenue decreased 3.1 percentage points to 50.6% in 2000. The margin decline resulted from the higher proportion of sales to direct ship customers. Additional factors included production inefficiencies related to significant changes in volume and sales mix as well as the lower gross margins of the acquired businesses.

Selling, marketing and delivery costs increased $10.5 million compared to 1999 of which approximately 45% of the increase was attributable to the inclusion of the acquired businesses for the full year. The remaining increase was the result of higher personnel costs, including severance provisions, and higher distribution costs due to increased sales and fuel charges.

General and administrative expenses increased $0.5 million compared to the prior year due to the full year impact of the acquired businesses. The provision for employees' retirement plans was lower due to the profitability-based formula for these contributions. Amortization of goodwill and intangibles increased as a result of the full year impact of the acquisitions. Other income of $2.4 million predominately includes gains and losses on fixed asset dispositions.

Net interest expense was $4.4 million in 2000 compared to $2.4 million in 1999. The increase of $2.0

million was primarily the result of the full year impact of acquisition related debt incurred in 1999.

The effective income tax rate decreased from 37.9% in 1999 to 36.4% in 2000 due to changes in the composition of earnings among the consolidated entities.

Liquidity and Capital Resources

Primary sources of liquidity are cash flows from operating activities and certain financing activities. Net cash provided by operating activities was $63.0 million for 2001. This compares to $51.5 million in 2000. The increase in net cash provided by operating activities is primarily related to increased earnings, further decreases in accounts receivable and increases in various operating liabilities. Year-to-year changes in inventory and accounts payable levels impacted cash flow unfavorably. Working capital (other than cash and cash equivalents) decreased to $31.4 million from $40.6 million in 2000.

Cash flow used in investing activities was $28.8 million in 2001. The primary component of cash used in investing activities was capital expenditures. Cash expenditures for fixed assets totaled $30.9 million in 2001 compared to $24.8 million in 2000. Major investments in 2001 included automated packaging equipment and potato chip processing equipment. During 2001, proceeds from the sale of real and personal property provided approximately $2.1 million of cash to fund investing activities.

Cash used in financing activities for 2001 totaled $30.4 million. During 2001, the Company repaid debt, net of borrowings, of $12.0 million. In 2001 and 2000 the Company paid dividends of $0.64 per share totaling $18.6 million each year. On January 31, 2002, the Board of Directors authorized the repurchase of 1.0 million shares of its common stock. During 2001, the Company did not repurchase any shares of its common stock and currently has no active program to repurchase shares of its common stock.

In 2000, the Company amended its unsecured revolving credit agreement, first entered into in 1999, giving the Company the ability to borrow up to $60 million and Canadian ("Cdn") $25 million through April 2004. At December 29, 2001, $9.5 million was outstanding on these unsecured revolving credit facilities. Borrowing and repayments under these revolving credit facilities are similar in nature to short-term credit lines; however, due to the nature and terms of the agreements allowing repayment through April 2004, all borrowings under these facilities are classified as long-term debt. On February 8, 2002, the agreement was further amended to extend the maturity date to February 2007.

As of December 29, 2001, cash and cash equivalents totaled $4.8 million and total debt outstanding was $49.8 million. Additional borrowings available under all credit facilities totaled $68.7 million. The Company has complied with all financial covenants contained in the financing agreements.

The Company leases certain facilities and equipment classified as operating leases. The future minimum lease commitments for operating leases as of December 29, 2001 were $5,540,000. The minimum commitments under these leases for 2002, 2003, 2004, 2005 and thereafter are $2,723,000, $1,342,000, $953,000, $328,000 and $194,000 respectively.

The Company also maintains standby letters of credit in connection with its self-insurance reserves for casualty claims. The total amount of these letters of credit was $5.9 million as of December 29, 2001.

In addition, the Company entered into a long-term guaranteed payment commitment during 2000 with a supplier. Under the terms of this agreement, to the extent the Company's purchases exceed an agreed upon amount no additional amount is due from the Company. However, if purchases are below this amount, the Company is required to compensate the supplier. During 2000 and 2001, the Company made purchases from the supplier totaling $2.1 million and $2.8 million, respectively. In addition, the Company has provided a guarantee to a third party for fixed asset financing for the supplier. The maximum annual payment guarantees to both the supplier and third party are $838,000 per year through 2007 and $249,000 in 2008. The total amount outstanding under these guarantees was $4,439,000 as of December 29, 2001.

Available cash, cash from operations and available credit under the credit facilities are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

On January 31, 2002 the Board of Directors declared a $0.16 quarterly dividend payable on February 20, 2002 to stockholders of record on February 11, 2002.

Forward-Looking Statements

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs, effectiveness of sales and marketing activities, interest rate and credit risks, as described in the Company's filings with the Securities and Exchange Commission, including Exhibit 99 to this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The principal market risks to which the Company is exposed that may adversely impact results of operations and financial position are changes in certain raw material prices, increased interest rates, credit risks and fluctuations in foreign exchange rates. The Company has no market risk sensitive instruments held for trading purposes.

Raw materials used by the Company are exposed to the impact of changing commodity prices. At times, the Company enters into commodity futures and option contracts to manage fluctuations in prices of anticipated purchases of certain raw materials. The Company's policy is to use such commodity derivative financial instruments only to the extent necessary to manage these exposures. The Company does not use these financial instruments for trading purposes. During 2001, the Company did not enter into any commodity contracts.

Most of the Company's long-term debt obligations incur interest at floating rates, based on changes in U.S. Dollar LIBOR, Canadian Dollar LIBOR and prime rate interest. To manage exposure to changing interest rates, the Company has entered into an interest rate swap agreement covering a significant amount of its outstanding debt. At December 29, 2001, the Company's long term debt totaled $49.8 million, with interest rates ranging from 4.04% to 7.00%, with a weighted average interest rate of 5.76%. A 10% increase in U.S. LIBOR and Canadian LIBOR would have increased interest expense for the 2001 year by $0.5 million.

The Company is exposed to certain credit risks related to its accounts receivable. The Company performs ongoing credit evaluations of its customers to minimize the potential exposure. In February 2002, a customer of the Company lost a significant portion of its business and is now considered a credit risk. The maximum loss that the Company could recognize, net of tax, is approximately $350,000 as of February 19, 2002. As of December 29, 2001, the Company had an allowance for doubtful accounts of $2.0 million.

Through the operations of its Canadian subsidiary, Tamming, the Company has an exposure to foreign exchange rate fluctuations, primarily between U.S. and Canadian dollars. Foreign exchange rate fluctuations have limited impact on the earnings of the Company as a majority of the sales of Tamming are denominated in U.S. dollars. The indebtedness used to finance the acquisition of Tamming is denominated in Canadian dollars and serves as an effective hedge of the net asset investment in Tamming. A 10% devaluation of the Canadian dollar would result in an immaterial change in the Company's net asset investment in Tamming.

Inflation and changing prices have not had a material impact on the Company's net sales and income for the last three fiscal years.

For the 2001 fiscal year, the Company implemented SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Prior to September 2001, the Company had no derivative instruments. There was no impact on the financial statements for the initial adoption.

The Company is exposed to certain market, commodity and interest rate risks as part of its ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. The derivative instruments must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The Company does not use derivatives for trading purposes.

Interest Rate Risk - The Company is exposed to interest rate volatility with regard to existing variable rate debt obligations. The Company uses interest rate swap agreements to reduce interest rate volatility, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

Price Risk - The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company will consider the use of futures and options contracts to reduce price fluctuations; however, the Company currently has no open futures or options contracts related to raw and packaging materials.

The Company currently records the fair value of outstanding derivatives in other long-term liabilities. Gains and losses related to the ineffective portion of the hedge is recorded in expenses based on the nature of the derivative. There was no ineffectiveness as a result of the derivative as of December 29, 2001. The qualifying derivative is reported as part of cash flow hedge arrangements as follows:

Cash flow hedges involve hedging the risks relating to variable rates or prices that affect future cash payments by the Company. Gains and losses on these instruments are recorded in Other Comprehensive Income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from Accumulated Other Comprehensive Income to the Consolidated Statement of Earnings on the same line item as the underlying transaction risk.

In September 2001, the Company entered into an interest rate swap agreement in order to manage the risk associated with variable interest rates. The variable-to-fixed interest rate swap is accounted for as a cash flow hedge, with effectiveness assessed based on changes in the present value of interest payments on the underlying debt. The notional amount, interest payment and maturity dates of the swap match the principal, interest payment and maturity dates of the related debt. The interest rate on the swap was 5.9%, including applicable margin. The underlying notional amount of the swap agreement is Cdn $50 million. The fair value, determined by a third party financial institution, of the interest rate swap was a $1.2 million liability as of December 29, 2001 and is included in other long-term liabilities.

Unrealized losses from the cash flow hedge are recorded in accumulated other comprehensive income at December 29, 2001 was $0.7 million, net of tax, related to the interest rate swap, which will be reclassified into interest expense over the life of the interest rate hedge.

If the interest rate swap was terminated, the gain or loss realized upon termination would be deferred and amortized to interest expense over the remaining term of the underlying debt instrument it was intended to modify. However, if the underlying debt instrument were to be settled prior to maturity, the gain or loss realized upon termination would be recognized immediately.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2001, December 30, 2000, and December 25, 1999
(In thousands, except share and per share data)

	2001	2000	1999
Net sales and other operating revenue	**$ 582,906**	$ 576,299	$ 531,274
Cost of sales and operating expenses/(income):			
Cost of sales	**284,120**	284,702	246,017
Selling, marketing and delivery	**220,641**	223,648	213,057
General and administrative	**30,240**	25,378	24,926
Provisions for employees' retirement plans	**4,448**	4,161	4,575
Amortization of goodwill and other intangibles	**2,082**	1,797	1,355
Other income, net	**(20)**	(2,413)	(938)
Earnings before interest and income taxes	**41,395**	39,026	42,282
Interest expense, net	**3,758**	4,476	2,417
Earnings before income taxes	**37,637**	34,550	39,865
Income taxes	**13,860**	12,589	15,104
Net income	**$ 23,777**	$ 21,961	$ 24,761
Earnings per share			
Basic	**$0.82**	$0.76	$0.83
Diluted	**$0.82**	$0.76	$0.83
Weighted average shares outstanding - basic	**28,909,000**	28,961,000	29,874,000
Weighted average shares outstanding - diluted	**29,068,000**	28,976,000	29,918,000

See Notes to Consolidated Financial Statements.

LANCE, INC. AND SUBSIDIARIES
December 29, 2001, December 30, 2000
(In thousands, except share data)

Assets	**2001**	(restated) 2000
Current assets		
Cash and cash equivalents	$ 4,798	$ 1,224
Accounts receivable (less allowance for doubtful accounts of $2,003 and $1,843, respectively)	41,718	44,593
Inventories	26,828	24,295
Prepaid income taxes	-	1,120
Deferred income tax benefit	5,824	4,731
Prepaid expenses and other	3,126	5,430
Total current assets	82,294	81,393
Property, plant and equipment, net	179,436	179,283
Goodwill, net	39,411	42,069
Other intangible assets, net	9,193	10,177
Other assets	3,065	3,216
Total assets	$ 313,399	$ 316,138
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 487	$ 395
Accounts payable	10,776	14,718
Accrued compensation	15,335	8,844
Accrued profit-sharing retirement plan	4,274	3,836
Accrual for insurance claims	5,037	4,642
Other payables and accrued liabilities	10,178	6,961
Total current liabilities	46,087	39,396
Other liabilities and deferred credits		
Long-term debt	49,344	63,536
Deferred income taxes	23,063	21,548
Accrued postretirement health care costs	8,852	11,317
Accrual for insurance claims	4,511	4,083
Other long-term liabilities	3,623	2,600
Total other liabilities and deferred credits	89,393	103,084
Stockholders' equity		
Common stock, 28,995,172 and 28,947,222 shares outstanding at December 29, 2001 and December 30, 2000	24,163	24,123
Preferred stock, 0 shares outstanding at December 29, 2001 and December 30, 2000	-	-
Additional paid-in capital	1,865	1,229
Unamortized portion of restricted stock awards	(826)	(437)
Retained earnings	154,075	148,859
Accumulated other comprehensive loss	(1,358)	(116)
Total stockholders' equity	177,919	173,658
Total liabilities and stockholders' equity	$ 313,399	$ 316,138

See Notes to Consolidated Financial Statements.

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2001, December 30, 2000, and December 25,1999
(In thousands, except share data)

	Shares	Common Stock	Additional Paid-in Capital	Unamortized Portion of Restricted Stock Awards	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance, December 26, 1998 (restated)	29,989,210	$ 24,991	$ 1,981	$ (502)	$ 158,589	$ 90	$ 185,149
Comprehensive income:							
Net income	-	-	-	-	24,761	-	24,761
Net change in unrealized gains on marketable securities, net of tax effect of ($45)	-	-	-	-	-	(90)	(90)
Foreign currency translation adjustment	-	-	-	-	-	15	15
Total comprehensive income	-	-	-	-	-	-	24,686
Cash dividends paid to stockholders	-	-	-	-	(28,808)	-	(28,808)
Stock options exercised	3,487	3	57	-	-	-	60
Issuance of restricted stock, net of cancellations	58,200	49	514	(297)	-	-	266
Purchases of common stock	(100,000)	(84)	-	-	(1,414)	-	(1,498)
Balance, December 25, 1999 (restated)	29,950,897	24,959	2,552	(799)	153,128	15	179,855
Comprehensive income:							
Net income	-	-	-	-	21,961	-	21,961
Foreign currency translation adjustment	-	-	-	-	-	(131)	(131)
Total comprehensive income	-	-	-	-	-	-	21,830
Cash dividends paid to stockholders	-	-	-	-	(18,572)	-	(18,572)
Stock options exercised	-	-	-	-	-	-	-
Issuance of restricted stock, net of cancellations	(27,675)	(23)	(184)	362	-	-	155
Purchases of common stock	(976,000)	(813)	(1,139)	-	(7,658)	-	(9,610)
Balance, December 30, 2000 (restated)	28,947,222	24,123	1,229	(437)	148,859	(116)	173,658
Comprehensive income:							
Net income	-	-	-	-	**23,777**	-	**23,777**
Unrealized loss on interest rate swap, net of tax effect of ($436)	-	-	-	-	-	**(739)**	**(739)**
Foreign currency translation adjustment	-	-	-	-	-	**(503)**	**(503)**
Total comprehensive income	-	-	-	-	-	-	**22,535**
Cash dividends paid to stockholders	-	-	-	-	**(18,561)**	-	**(18,561)**
Stock options exercised	**13,000**	**11**	**129**	-	-	-	**140**
Issuance of restricted stock, net of cancellations	**34,950**	**29**	**507**	**(389)**	-	-	**147**
Balance, December 29, 2001	**28,995,172**	**$24,163**	**$1,865**	**$(826)**	**$154,075**	**$(1,358)**	**$177,919**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 29, 2001, December 30, 2000, and December 25,1999
(In thousands)

	2001	2000	1999
Operating activities			
Net income	**$ 23,777**	$ 21,961	$ 24,761
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**31,111**	28,951	27,435
Gain on sale of property, net	**(1,239)**	(2,043)	(902)
Deferred income taxes	**985**	776	3,518
Other, net	**148**	156	266
Changes in operating assets and liabilities:			
Accounts receivable	**2,616**	1,853	(1,818)
Inventory	**(2,598)**	3,086	(3,698)
Prepaid expenses and other current assets	**753**	(2,398)	(903)
Accounts payable	**(3,901)**	(851)	1,458
Accrued income taxes	**2,119**	(248)	1,623
Other payables and accrued liabilities	**9,214**	252	(5,697)
Net cash flow from operating activities	**62,985**	51,495	46,043
Investing activities			
Purchases of property and equipment	**(30,918)**	(24,751)	(30,537)
Proceeds from sale of property	**2,144**	3,848	1,570
Acquisition of businesses, net of cash acquired	-	-	(53,570)
Purchases of marketable securities	-	-	(556)
Maturities of marketable securities	-	-	1,886
Sales of marketable securities	-	-	7,643
Other, net	-	-	63
Net cash used in investing activities	**(28,774)**	(20,903)	(73,501)
Financing activities			
Dividends paid	**(18,561)**	(18,572)	(28,808)
Issuance (purchase) of common stock, net	**140**	(9,610)	(1,438)
Proceeds from debt issued, net of acquisition costs	-	-	64,519
Repayments of debt	**(304)**	(384)	(36,969)
Borrowings (repayments) under revolving credit facilities, net	**(11,675)**	(13,995)	35,500
Net cash (used in) provided by financing activities	**(30,400)**	(42,561)	32,804
Effect of exchange rate changes on cash	**(237)**	(110)	101
Increase (decrease) in cash and cash equivalents	**3,574**	(12,079)	5,447
Cash and cash equivalents at beginning of fiscal year	**1,224**	13,303	7,856
Cash and cash equivalents at end of fiscal year	**$ 4,798**	$ 1,224	$ 13,303
Supplemental information and non-cash transactions:			
Cash paid for income taxes, net of refunds of $602, $423 and $3,043, respectively	**$ 9,986**	$ 11,244	$ 9,666
Cash paid for interest	**$ 3,046**	$ 3,775	$ 2,211
Deferred taxes included in other comprehensive income	**$ 436**	$ -	$ 45
Deferred notes payable	**$ -**	$ 8,242	$ -

See Notes to Consolidated Financial Statements.

(1) OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The aggregated operating units of Lance, Inc. and subsidiaries (the Company) manufacture, market and distribute a variety of snack food products. The Company's customer base includes grocery and mass merchants, convenience and drug stores, food service brokers and institutions, vending operations, schools, military and government facilities and "up and down the street" customers. Products are distributed through the Company's direct-store delivery system, through third party common carriers and direct shipments by the Company's transportation fleet. The Company currently distributes products throughout most of the United States and parts of Canada and Europe.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lance, Inc. and its subsidiaries. All material intercompany items have been eliminated. Certain prior year amounts shown in the accompanying consolidated financial statements have been reclassified for consistent presentation.

Revenue Recognition

The Company's policy is to recognize a sale at the time title to the finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts.

Fiscal Year

The Company's fiscal year ends on the last Saturday of December. The years ended December 29, 2001 and December 25, 1999 included 52 weeks. The year ended December 30, 2000 included 53 weeks.

Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include provisions for bad debts, insurance reserves and the useful lives of buildings and equipment. Actual results may differ from these estimates.

Restatement of Prior Year Balances

In 2001, the Company identified a valuation error related to the Company's historical accounting for vending machine product inventories and related vending receivables. The Company has restated retained earnings for the earliest period presented in these financial statements. The cumulative effect of this error for fiscal years prior to 1999 resulted in a reduction of retained earnings of $935,000 as of December 26, 1998. The effects of this error on the intervening periods included in these financial statements is not material. Accordingly, the aggregate effect on 1999, 2000 and 2001 was a reduction in net income in the consolidated statement of income for fiscal 2001 of $64,000.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables, accounts payable and short and long-term debt approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," cash flows from the Company's operations in Canada are calculated based on their reporting currency, the Canadian Dollar. As a result, amounts related to assets and liabilities reported in the statement of cash flows will not necessarily agree to changes in the corresponding balances on the balance sheet. The effect of exchange rate changes on cash balances held in the Canadian Dollar is reported below cash flows from financing activities.

Inventories

The Company's primary raw materials include flour, peanuts, peanut butter, oils, shortenings, potatoes, sugar, popcorn, cheese, corn syrup and seasonings. Supplies principally consist of packaging materials, including flexible film and boxes.

Inventories are valued at the lower of cost or market; 68% of the cost of the inventories in 2001 and 65% in 2000 was determined using the last-in, first-out (LIFO) method and the remainder was determined using the first-in, first-out (FIFO) method.

The Company may enter into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. As of December 29, 2001, the Company had no open derivative financial instruments related to commodities.

Property, Plant and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives of depreciable property ranging from 3 to 45 years. Property is recorded at cost less accumulated depreciation with the exception of assets held for disposal which are recorded at their estimated fair value. Upon retirement or disposal of any item of property, the cost is removed from the property account and the accumulated depreciation applicable to such item is removed from accumulated depreciation. Major renewals and betterments are capitalized, maintenance and repairs are expensed as incurred, and gains and losses on dispositions are reflected in earnings. Assets under capital leases are amortized over the estimated useful life of the related property.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Other intangibles include trademarks and covenants not-to-compete. Amounts assigned to trademarks are based on independent appraisals. Goodwill and trademarks are being amortized on a straight-line basis over 40 years. The covenants not-to-compete are being amortized on a straight-line basis over the contract life. Amortization expense and accumulated amortization in 2001 were $2,082,000 and $5,155,000, respectively, compared to amortization expense and accumulated amortization of $1,797,000 and $3,133,000 in 2000.

The Company evaluates the recoverability of goodwill and other intangible assets by measuring the carrying amounts of the assets against the estimated undiscounted future cash flows associated with them.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Insurance Claims

The Company maintains a self-insurance program covering portions of workers' compensation, automobile, general liability and medical costs. Self-insured accruals are based on claims filed and an estimate for claims incurred but not reported. Workers' compensation, automobile, and general liability costs are covered by standby letters of credit with the Company's claims administrators. Claims in excess of the self-insured levels are fully insured.

Post-Retirement Plans

The Company has a defined benefit health care plan which currently provides medical benefits for retirees and their spouses to age 65. The plan was amended effective July 1, 2001, and the Company began the phase out of the post-retirement healthcare plan. The post-retirement healthcare plan will be phased-out over the next ten years. This amendment resulted in a decrease in the benefit obligation which will be amortized over the next 3.19 years. The net periodic costs are recognized as employees perform the services necessary to earn the post-retirement benefits.

The Company also provides supplemental retirement benefits to certain officers. Provision for these benefits, made over the period of employment of such officers, was $210,000 in 2001, $261,000 in 2000 and $300,000 in 1999.

Derivative Financial Instruments

The Company is exposed to certain market, commodity and interest rate risks as part of its ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. The derivative instruments must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The Company does not use derivatives for trading purposes.

For the 2001 fiscal year, the Company implemented SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. There was no impact on the financial statements for the initial adoption.

Derivatives are recognized on the balance sheet at their fair value. On the date derivative contracts were entered into, the Company designated the derivative as the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships between the hedging instrument and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to market risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

Foreign Currency Translation

All assets and liabilities of Tamming Foods Ltd., a Canadian subsidiary, are translated into U.S. dollars using current exchange rates and income statement items are translated using the average exchange rates during the period. The translation adjustment is included as a component of stockholders' equity. Gains and losses on foreign currency transactions are included in earnings. Foreign currency transactions resulted in a minimal gain during 2001, a net gain of $97,000 during 2000 and a net loss of $74,000 during 1999.

Stock Option Plans

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Based Compensation, an interpretation of APB Opinion No. 25." The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma net income and pro forma earnings per share disclosures for employee stock options as if the fair value based method defined under the provisions of SFAS No. 123 had been applied.

Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are calculated by including all dilutive common shares such as stock options. Dilutive potential shares were 158,000 in 2001, 15,000 in 2000 and 44,000 in 1999. Anti-dilutive shares totaling 1,367,000 in 2001, 2,123,000 in 2000 and 1,573,000 in 1999 were excluded from the dilutive earnings calculation. No adjustment to reported net income is required when computing diluted earnings per share.

Advertising and Consumer Promotion Costs

The Company records the costs of all advertising and consumer promotion in the periods in which the advertising or promotion takes place. These costs amounted to $10,132,000, $11,932,000 and $8,984,000 for the fiscal years 2001, 2000 and 1999, respectively, and are included in selling, marketing and delivery costs in the Consolidated Statements of Income.

Concentration of Credit Risk

Sales to the Company's largest customer (Wal-Mart Stores, Inc.) were approximately 10.3% of revenues in 2001. Accounts receivable at December 29, 2001 and December 30, 2000 included receivables from Wal-Mart Stores, Inc. totaling $6.5 million and $5.3 million, respectively.

The Company's total bad debt expense for the fiscal years 2001, 2000 and 1999 amounted to $2.3 million, $2.7 million and $2.8 million, respectively.

Subsequent Event (Unaudited)

In February 2002, a customer of the Company lost a significant portion of its business and is now considered a credit risk. The maximum loss that the Company could recognize, net of tax, is approximately $350,000 as of February 19, 2002.

New Accounting Standards

Emerging Issues Task Force Issue 00-14, Accounting for Certain Sales Incentives, and Emerging Issues Task Force Issue 00-25, Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products, will be effective beginning in the Company's quarter ending March 30, 2002. These Issues address the recognition, measurement and income statement classification for certain sales incentives. Had the Company implemented these new accounting policies certain expenses would have been reclassified in the income statement to reduce net sales and other operating revenue and selling, marketing and delivery expenses. If this new accounting pronouncement would have been in effect for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, the impact of these reclassifications would have been $26.1 million, $23.4 million and $23.2 million respectively. These amounts would have been reclassified between net sales and other operating revenue and selling, marketing and delivery expenses. There would be no net income impact.

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated and completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

The Company is required to adopt the provisions of SFAS No. 141 immediately, and SFAS No. 142 is effective January 1, 2002. SFAS No. 141 will require that upon adoption of SFAS No. 142, the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first quarter of 2002. In addition, to the extent an intangible asset is identified as having an indefinite life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first quarter 2002. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first quarter of 2002.

As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $39 million and unamortized identifiable intangible assets in the amount of $9 million, all of which will be subject to the provisions of SFAS No. 141 and SFAS No. 142. Amortization expense related to goodwill was approximately $1.2 million for the year ended December 29, 2001. Under the provisions of SFAS No. 142, for fiscal years beginning after 2001, the Company will no longer record amortization expense on goodwill.

During the fourth quarter of 2001, the Company hired an independent appraisal firm to perform a fair value assessment of certain reporting units, as defined in SFAS No. 142. The fair value assessment will be used by the Company in its goodwill impairment evaluation in accordance with the provisions of SFAS No. 142. The results of this evaluation indicated that, at this time, the Company does not have an impairment of goodwill.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

(2) ACQUISITIONS

Effective April 2, 1999, the Company acquired Tamming Foods Ltd. ("Tamming"), which is headquartered in Waterloo, Ontario, Canada. Tamming manufactures high quality sugar wafer products that are sold under private label in the United States and Canada.

Effective May 24, 1999, the Company acquired Cape Cod Potato Chip Company Inc. ("Cape Cod"), which is headquartered in Hyannis, Massachusetts. Cape Cod manufactures premium, kettle-cooked potato chips and other salty snacks, which are distributed throughout the United States, Canada, and Europe under the Cape Cod Potato Chips brand name.

The acquisitions described above were accounted for using the purchase method of accounting for business combinations. The aggregate purchase price of the acquisitions, including deferred consideration recorded in 2000 of $8.2 million, was $62.2 million.

The total cost of the acquisitions was allocated to the net assets acquired as follows (in thousands):

Current assets	$ 9,799
Fixed assets	18,333
Goodwill and other intangibles	55,494
Total assets	83,626
Current liabilities	10,739
Long-term debt	3,580
Other liabilities	7,061
Total liabilities	21,380
Total cost of the acquisitions	$ 62,246

(3) INVENTORIES

Inventories at December 29, 2001 and December 30, 2000 consisted of the following:

(in thousands)	2001	2000
Finished goods	$ 16,311	$ 15,959
Raw materials	6,516	5,386
Supplies, etc.	7,828	7,720
Total inventories at FIFO cost	30,655	29,065
Less: adjustment to reduce FIFO cost to LIFO cost	(3,827)	(4,770)
Total inventories	$ 26,828	$ 24,295

(4) PROPERTY, PLANT AND EQUIPMENT

Property at December 29, 2001 and December 30, 2000 consisted of the following:

(in thousands)	2001	2000
Land and land improvements	$ 11,824	$ 12,015
Buildings	69,866	68,895
Machinery, equipment and systems	197,417	175,561
Vending machines	94,822	97,679
Trucks and automobiles	34,935	32,528
Furniture and fixtures	2,961	2,978
Assets held for disposal	-	832
Construction in progress	8,208	15,127
	420,033	405,615
Accumulated depreciation and amortization	(240,597)	(226,332)
Property, plant and equipment, net	$179,436	$179,283

The Company sold or disposed of certain property and equipment during 2001, 2000 and 1999 resulting in net gains(losses) of $(0.5) million, $2.1 million and $0.9 million, respectively. These gains are included in other income on the Consolidated Statements of Income.

At December 30, 2000, the Company had classified certain assets as held for disposal. During 2001, these assets were disposed of at a net loss of $705,000, which was recognized in earnings.

The Company has two facilities in Canada which accounted for $16.0 million and $16.2 million of the total net property, plant and equipment in 2001 and 2000, respectively.

(5) LONG-TERM DEBT

Long-term debt at December 29, 2001 and December 30, 2000 consists of the following:

(in thousands)	2001	2000
Unsecured revolving credit facility	$ 9,500	$ 21,500
Cdn $50 million unsecured term loan facility	31,445	33,335
Deferred notes payable	8,336	8,242
Capital lease obligation	550	854
	49,831	63,931
Less: current portion of capital lease obligation	(487)	(395)
Total long-term debt	$ 49,344	$ 63,536

In 2000, the Company amended its unsecured revolving credit agreement, giving the Company the ability to borrow up to $60 million and Cdn $25 million through April 2004. Interest on U.S. denominated borrowings is payable at a rate based on the U.S. Dollar LIBOR plus a margin of 0.35% to 0.75%. Interest on Canadian borrowings is payable at a rate based on the Canadian Bankers Acceptance rate, plus the applicable margin and an additional 0.25% fee. The applicable margin, which was 0.45% at December 29, 2001, is determined by certain financial ratios. The weighted average interest rate at December 29, 2001 and December 30, 2000 was 5.76% and 6.90%, respectively. The agreement also requires the Company to pay a facility fee on the entire $60 million and Cdn $25 million revolver ranging from 0.15% to 0.25% based on financial ratios.

The Company has a Cdn $50 million unsecured term loan that is due August 2005. Interest is payable semi-annually at Cdn LIBOR plus a margin ranging from 0.75% to 1.125%. The applicable margin, which was 0.75% at December 29, 2001, is determined by certain financial ratios. The interest rate at December 29, 2001 was 3.60% compared to 6.50% at December 30, 2000. During 2001, the Company entered into an interest rate swap agreement that fixes the interest rate on this debt at 5.9%, including applicable margin.

In addition, in 2000, the Company recorded $8.2 million of deferred notes payable related to a contingent consideration agreement entered into in the purchase of Tamming Foods. This agreement requires payment of Cdn $15.6 million ($9.8 million at December 29, 2001) in April 2004. The Company discounted the balance of the note at 7% and will record imputed interest over the remaining life of the debt.

The Company leases certain machinery and equipment under a long-term lease agreement. The lease terminates in November 2003 with the option to purchase the equipment. The assets under capital lease have been classified with machinery and equipment in property, plant, and equipment, amounting to $2,982,000 at December 29, 2001. Accumulated amortization of these assets was $650,000 at December 29, 2001. The assets are amortized over the life of the equipment and amortization expense is included in depreciation expense.

The carrying value of all long-term debt approximates fair value. At December 29, 2001 and December 30, 2000, the Company had available approximately $68,707,000 and $53,691,000 respectively, of unused credit facilities.

All debt agreements require the company to comply with certain covenants, such as a debt to EBITDA ratio, interest coverage ratio and equity restrictions. The Company was in compliance with these covenants at December 29, 2001. Interest expense for 2001, 2000 and 1999 was $3,909,000, $4,582,000 and $2,732,000, respectively.

The aggregate maturities of long-term debt, including future minimum lease payments for capital leases, at December 29, 2001 are as follows:

(in thousands)	
2002	$ 487
2003	63
2004	17,836
2005	31,445
2006	-
Thereafter	-
Total debt	$49,831

(6) DERIVATIVE INSTRUMENTS

The Company has an interest-rate related derivative instrument to manage its exposure on its debt instruments.

In September 2001, the Company entered into an interest rate swap agreement in order to manage the risk associated with variable interest rates. The variable-to-fixed interest rate swap is accounted for as a cash flow hedge, with effectiveness assessed based on changes in the present value of interest payments on the underlying debt. The notional amount, interest payment and maturity dates of the swap match the principal, interest payment and maturity dates of the related debt. The interest rate on the swap was 5.9%, including applicable margin. The underlying notional amount of the swap agreement is Cdn $50 million. The fair value of this interest rate swap was a liability of $1.2 million at December 29, 2001 and is included in other long-term liabilities.

Unrealized losses from the cash flow hedge recorded in accumulated other comprehensive income at December 29, 2001 were $0.7 million, net of tax, related to the interest rate swap, which will be reclassified into interest expense over the life of the interest rate hedge.

(7) INCOME TAXES

Income tax expense consists of the following:

(in thousands)	**2001**	2000	1999
Current:			
Federal	**$ 12,057**	$ 10,673	$ 11,895
State, foreign and other	**884**	1,209	1,352
	12,941	11,882	13,247
Deferred:			
Federal	**694**	793	1,568
State, foreign and other	**225**	(86)	289
	919	707	1,857
Total income tax expense	**$ 13,860**	$ 12,589	$ 15,104

A reconciliation of the federal income tax rate to the Company's effective income tax rate follows:

(in thousands)	**2001**	2000	1999
Statutory income tax rate	**35.0%**	35.0%	35.0%
State and other income taxes, net of federal income tax benefit	**2.3**	1.8	2.5
Miscellaneous items, net	**(0.5)**	(0.4)	0.4
Income tax expense	**36.8%**	36.4%	37.9%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2001 and December 30, 2000 are presented below:

(in thousands)	**2001**	2000
Deferred tax assets		
Reserves for employee compensation, deductible when paid for income tax purposes, accrued for financial reporting purposes	**$ 3,350**	$ 2,619
Reserves for insurance claims, deductible when paid for income tax purposes, accrued for financial reporting purposes	**6,584**	7,194
Other reserves deductible when paid for income tax purposes, accrued for financial reporting purposes	**2,817**	2,835
Unrealized losses deductible when realized for Income tax purposes, included in Other Comprehensive Income	**436**	-
Inventories, principally due to additional costs capitalized for income tax purposes	**1,177**	1,479
Net state operating loss carryforwards (expiring after 2006)	**457**	564
Total gross deferred tax assets	**14,821**	14,691
Less valuation allowance	**(457)**	(564)
Net deferred tax assets	**14,364**	14,127
Deferred tax liabilities:		
Property, plant and equipment, principally due to differences in depreciation, net of impairment reserves	**(26,620)**	(25,494)
Deferred income	**(1,592)**	(1,917)
Trademark amortization	**(2,934)**	(3,181)
Other	**(457)**	(352)
Total gross deferred tax liabilities	**(31,603)**	(30,944)
Total net deferred tax liabilities	**$ (17,239)**	$ (16,817)

The valuation allowance as of December 29, 2001 and December 30, 2000 was $457,000 and $564,000, respectively. The net change in the valuation allowance during 2001 was a decrease of $107,000. The valuation allowance relates to state net operating loss carryforwards, which management does not believe will be fully utilized due to the limited nature of the Company's activities in the states which the state net operating losses exist. Based on the Company's historical and current earnings, management believes it is more likely than not that the Company will realize the benefit of the remaining deferred tax assets that are not covered by the valuation allowance.

(8) POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides post-retirement medical benefits for retirees and their spouses to age 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select. The plan was amended effective July 1, 2001, and the Company began the phase out of its post-retirement healthcare plan. This plan currently provides post-retirement medical benefits for retirees and their spouses to age 65. The post-retirement healthcare plan will be phased-out over the next ten years. Present participants and those employees age 55 and older will continue to be covered under the plan. This change resulted in a decrease in the benefit obligation at the beginning of 2001 of $938,000 which will be amortized over the next 3.19 years. In addition, the change resulted in a curtailment gain of $869,000 that was recognized in 2001. The Company's post-retirement health care plan is not currently funded.

The following table sets forth the plan's benefit obligations, funded status, and net periodic benefit costs for the three years ended December 29, 2001:

(in thousands)	**2001**	2000	1999
Change in benefit obligation:			
Benefit obligation at beginning of year	**$ 3,657**	$ 5,283	$ 7,322
Service cost	**345**	700	588
Interest cost	**236**	393	294
Plan participants' contributions	**379**	234	350
Prior service credit	**(938)**	-	(2,739)
Actuarial (gain)/loss	**(170)**	(2,639)	380
Benefits paid	**(851)**	(314)	(912)
Benefit obligation at end of year	**2,658**	3,657	5,283
Funded status	**(2,658)**	(3,657)	(5,283)
Unrecognized net actuarial (gain)/loss	**(4,977)**	(6,018)	(3,980)
Unrecognized prior service cost	**(1,217)**	(1,642)	(2,147)
Accrued benefit cost	**$(8,852)**	$(11,317)	$(11,410)
Components of net periodic benefit cost			
Service cost	**$ 345**	$ 700	$ 588
Interest cost	**236**	393	294
Recognition of prior service costs	**(494)**	(505)	(505)
Recognized net gain	**(1,221)**	(590)	(755)
Net periodic benefit cost	**$(1,134)**	$ (2)	$ (378)
Weighted average discount rates used in determining accumulated post-retirement benefit obligation:			
Beginning of year	**7.50%**	7.75%	6.75%
End of year	**7.00%**	7.50%	7.75%

For measurement purposes, a 10.00% annual rate of increase in the per capita cost of covered health care benefits for the self-insured plans was assumed for 2001. These rates were assumed to decrease gradually to 5.00% at 2010 and remain at that level thereafter. The health care cost trend rate assumption has an effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 29, 2001 by $76,000, and the aggregate of the service and interest cost components of post-retirement expense for the year then ended by $30,000. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated post-retirement benefit obligation as of December 29, 2001 by $74,000, and the aggregate of the service and interest cost components of post-retirement expense for the year then ended by $29,000.

(9) EMPLOYEE BENEFIT PLANS AND NON EMPLOYEE STOCK OPTION PLANS

Employee Profit-Sharing Retirement Plan

The Company has a retirement plan covering substantially all of its employees. The plan is a defined contribution retirement plan providing for contributions equal to 10% of net income before income taxes. Plan funding is made in accordance with the provisions of the plan.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and Company contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. A total of 800,000 shares of common stock has been registered under the Securities Act of 1933 for purchase under the plan. Company contributions amounted to $63,000 in 2001, $70,000 in 2000 and $78,000 in 1999.

Employee Stock Option Plans

The Company has stock option plans under which 3,400,000 shares of common stock may be issued to key employees of the Company, as defined in the plans. The plans authorize the grant of incentive stock options, non-qualified stock options and stock appreciation rights. The plans require, among other things, that before the stock options and stock appreciation rights may be exercised, such key employees must remain in continuous employment of the Company not less than six months from the date of grant.

Granted options generally become exercisable in three or four installments from six to forty-eight months after date of grant. The option price, which equals the fair market value of the Company's common stock at the date of grant, ranges from $9.66 to $24.13 per share. The weighted average remaining contractual life at December 29, 2001 was 7.4 years.

Since 1994, no stock appreciation rights (SAR's) have been issued. There are 55,825 SAR's outstanding and are included in the chart below. The option price for the SAR's equaled fair market value of the Company's stock at the date of grant. The Company's quoted market price has been below the granted price, therefore, no compensation costs have been recorded for the years presented. The weighted average remaining life of these rights at December 29, 2001 was 1.3 years.

	Number of Shares Outstanding	Weighted Average Exercise Price	Shares Exercisable
Balance at December 26, 1998	829,358	$19.32	238,099
Granted	802,100	16.15	
Exercised	(2,587)	17.46	
Expired/Forfeited	(168,275)	18.41	
Balance at December 25, 1999	1,460,596	17.67	190,819
Granted	752,000	10.12	
Exercised	-	-	
Expired/Forfeited	(245,853)	15.83	
Balance at December 30, 2000	1,966,743	14.99	626,622
Granted	606,200	12.69	
Exercised	(13,000)	10.13	
Expired/Forfeited	(92,706)	15.58	
Balance at December 29, 2001	2,467,237	$14.87	853,647

Non-Employee Directors Stock Option Plan

In 1995, the Company adopted a Nonqualified Stock Option Plan for Non-Employee Directors (the Director Plan). The Company has 300,000 shares of common stock which may be issued to non-employee directors under this plan. The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director of the Company until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. The options under this plan vest on the first anniversary of the date of grant. Options granted under the Director Plan shall expire ten years from the date of grant. There were 40,000 options granted during 2001 and 2000, respectively. The option price, which equals the fair market value of the Company's stock at the date of grant, was $11.65 and $10.50 for options granted in 2001 and in 2000, respectively. There were 226,000 options outstanding at December 29, 2001. The weighted average remaining contractual life at December 29, 2001 was 7.7 years.

Fair Value of Stock Options

There were 1,039,647 options exercisable under all stock option plans at December 29, 2001. The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. The table below presents the assumptions and pro-forma net income effect of the options using the Black-Scholes option pricing model prescribed under SFAS No. 123.

	2001	2000	1999
Expected dividend yield	**4.30%**	5.06%	6.05%
Risk-free interest rate	**5.44%**	5.75%	5.35%
Weighted average expected life	**10 years**	10 years	10 years
Expected volatility	**33.10%**	38.28%	30.30%
Fair value per share of options granted	**$3.57**	$2.89	$2.86
Pro-forma net income (in thousands)	**$22,694**	$20,937	$23,897
Pro-forma earnings per share - diluted	**$0.78**	$0.72	$0.80

Restricted Stock Awards

During 2001, the Company awarded 45,350 shares of common stock to certain employees under one of its incentive programs, subject to certain vesting and performance restrictions. No restricted stock was issued in 2000. Compensation costs associated with these restricted shares are deferred until earned, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the accompanying balance sheet as unamortized portion of restricted stock awards.

(10) OTHER COMMITMENTS AND CONTINGENCIES

The Company has entered into contractual agreements providing severance benefits to certain key employees in the event of a potential change of Company ownership. Commitments under these agreements totaled $8,744,000 at December 29, 2001.

The Company leases certain facilities and equipment under contracts classified as operating leases. Rental expense was $6,026,000 in 2001, $6,168,000 in 2000 and $5,424,000 in 1999. Future minimum lease commitments for operating leases at December 29, 2001 were as follows:

(in thousands)	
2002	$2,723
2003	1,342
2004	953
2005	328
2006	170
Thereafter	24
Total operating lease commitments	$5,540

The Company also maintains standby letters of credit in connection with its self insurance reserves for casualty claims. These letters of credit amounted to $5.9 million as of December 29, 2001.

In addition, the Company entered into a long-term guaranteed payment commitment during 2000 with a supplier. Under the terms of this agreement, to the extent the Company's purchases exceed an agreed upon amount no additional amount is due from the Company. However, if purchases are below this amount, the Company is required to compensate the supplier. During 2000 and 2001, the Company made purchases from the supplier totaling $2.1 million and $2.8 million, respectively. In addition, the Company has provided a guarantee to a third party for fixed asset financing for the supplier. The maximum annual payment guarantees to both the supplier and the third party are $838,000 per year through 2007 and $249,000 in 2008. The total amount outstanding under these guarantees was $4,439,000 as of December 29, 2001.

The Company has sundry claims and other lawsuits pending against it that are in the ordinary course of business. It is not possible to reasonably estimate the ultimate liability, if any, of the Company in any of these matters, but in the opinion of management, their outcome should have no material adverse effect upon the Company's consolidated financial statements taken as a whole.

(11) STOCKHOLDERS' EQUITY

Capital Stock

The Company's Restated Charter, as amended, authorizes 75,000,000 shares of common stock with a par value of $0.83 1/3 and 5,000,000 shares of preferred stock, par value of $1.00 per share, to be issued in such series and with such preferences, limitations and relative rights as the Board of Directors may determine from time to time. Common shares outstanding were 28,995,172 at December 29, 2001 and 28,947,222 at December 30, 2000. There were no preferred shares outstanding.

Stockholder Rights Plan

On July 14, 1998, the Company's Board of Directors adopted a Preferred Shares Rights Agreement ("Rights Agreement"), designed to protect all of the Company's stockholders and insure that they receive fair and equal treatment in the event of an attempted takeover of the Company or certain takeover tactics. Pursuant to the Rights Agreement, each common stockholder received a dividend distribution of one Right for each share of Common Stock held.

If any person or group acquires beneficial ownership of 20 percent or more of the Company's outstanding Common Stock, or commences a tender or exchange offer that results in that person or group acquiring such level of beneficial ownership, each Right (other than the Rights owned by such person or group, which become void) entitles its holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $100.

Each Right, under certain circumstances, entitles the holder to purchase the number of shares of the Company's Common Stock which have an aggregate market value equal to twice the exercise price of $100. Under certain circumstances, the Board of Directors may exchange each outstanding Right for either one share of the Company's Common Stock or one one-hundredth of a share of Junior Participating Preferred Stock.

In addition, if a person or group acquires beneficial ownership of 20 percent or more of the Company's Common Stock and the Company either merges into another entity, another entity merges into the Company, or the Company sells 50 percent or more of its assets or earning power to another entity, each Right (other than those owned by acquiror, which become void) entitles its holder to purchase, for the exercise price of $100, the number of shares of the Company's Common Stock (or share of the class of stock of the surviving entity which has the greatest voting power) which has a value equal to twice the exercise price.

If any such person or group acquires beneficial ownership of between 20 and 50 percent of the Company's Common Stock, the Board of Directors may, at its option, exchange for each outstanding and not voided Right either one share of Common Stock or one one-hundredth of a share of Series A Junior Participating Preferred Stock.

The Board of Directors may redeem the Rights at a price of $0.01 per Right at any time prior to a specified period of time after a person or group has become the beneficial owner of 20 percent or more of its Common Stock. The Rights will expire on July 14, 2008 unless redeemed earlier.

Other Comprehensive Income

For the years ended December 29, 2001 and December 30, 2000, the Company included in other comprehensive income an unrealized loss due to foreign currency translation of $503,000 and $131,000, respectively. Income taxes on the foreign currency translation adjustment in other comprehensive income were not recognized because the earnings are intended to be indefinitely reinvested in those operations. Also included in accumulated other comprehensive loss as of December 29, 2001 was an unrealized loss of $739,000, net of tax effect of $436,000, related to interest rate swaps accounted for in accordance with SFAS No. 133.

(12) INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows (in thousands, except per share data):

	2001 Interim Period Ended			
	March 31 (13 Weeks)	June 30 (13 Weeks)	September 29 (13 Weeks)	December 29 (13 Weeks)
Net sales and other operating revenues	**$ 145,410**	**$ 150,966**	**$ 148,954**	**$ 137,576**
Cost of sales	71,391	73,548	72,174	67,007
Selling, marketing and delivery	55,558	56,369	55,947	52,767
General and administrative	7,674	7,494	7,655	7,417
Provisions for employees' retirement plans	1,036	1,161	1,265	986
Amortization of goodwill and other intangibles	512	528	510	532
Other (income)/expense, net	(45)	402	(16)	(361)
Earnings before interest and taxes	**9,284**	**11,464**	**11,419**	**9,228**
Interest expense, net	1,092	1,000	872	794
Earnings before income taxes	**8,192**	**10,464**	**10,547**	**8,434**
Income taxes	3,083	3,846	3,913	3,018
Net income	**$ 5,109**	**$ 6,618**	**$ 6,634**	**$ 5,416**
Net income per common share - basic	**$ 0.18**	**$ 0.23**	**$ 0.23**	**$ 0.19**
Net income per common share - diluted	**0.18**	**0.23**	**0.23**	**0.19**
Dividends per common share	**0.16**	**0.16**	**0.16**	**0.16**

	2000 Interim Period Ended			
	March 25 (13 Weeks)	June 24 (13 Weeks)	September 23 (13 Weeks)	December 30 (14 Weeks)
Net sales and other operating revenues	**$ 135,630**	**$ 145,128**	**$ 147,978**	**$ 147,563**
Cost of sales	64,015	70,314	74,820	75,553
Selling, marketing and delivery	54,684	56,675	55,716	56,573
General and administrative	6,314	5,833	6,667	6,564
Provisions for employees' retirement plans	1,172	1,050	1,035	904
Amortization of goodwill and other intangibles	467	423	424	483
Other income, net	(1,319)	(254)	(685)	(155)
Earnings before interest and taxes	**10,297**	**11,087**	**10,001**	**7,641**
Interest expense, net	1,125	1,081	1,079	1,191
Earnings before income taxes	**9,172**	**10,006**	**8,922**	**6,450**
Income taxes	3,428	3,709	3,254	2,198
Net income	**$ 5,744**	**$ 6,297**	**$ 5,668**	**$ 4,252**
Net income per common share - basic	**$ 0.20**	**$ 0.22**	**$ 0.20**	**$ 0.15**
Net income per common share - diluted	**0.20**	**0.22**	**0.20**	**0.15**
Dividends per common share	**0.16**	**0.16**	**0.16**	**0.16**

KPMG

401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Directors and Stockholders
Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lance, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Charlotte, North Carolina
January 31, 2002

Item 9. Changes in and disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Items 10 through 13 are incorporated herein by reference to the sections captioned Principal Stockholders and Holdings of Management, Election of Directors, Compensation Committee and Stock Award Committee Interlocks and Insider Participation, Director Compensation, Executive Officer Compensation and Section 16(a) Beneficial Ownership Reporting Compliance in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held April 25, 2002 and to the Separate Item in Part III of this Annual Report captioned Executive Officers of the Registrant.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements.

The following financial statements are filed as part of this report:

	Page
Consolidated Statements of Income for the Fiscal Years Ended December 29, 2001, December 30, 2000 and December 25, 1999	9
Consolidated Balance Sheets as of December 29, 2001 and December 30, 2000	10
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Fiscal Years Ended December 29, 2001, December 30, 2000 and December 25, 1999	11
Consolidated Statements of Cash Flows for the Fiscal Years Ended December 29, 2001, December 30, 2000 and December 25, 1999	12
Notes to Consolidated Financial Statements	13
Independent Auditors' Report	23

2. Financial Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because information required is included in financial statements or the notes thereto.

3. Exhibits.

2.1 Agreement of Purchase and Sale dated as of March 31, 1999 among the Registrant, a subsidiary of the Registrant and the shareholders of Tamming Foods Ltd., incorporated herein by reference to Exhibit 2 to the Registrant's Report on Form 8-K dated April 14, 1999.

3.1 Restated Articles of Incorporation of Lance, Inc. as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998.

3.2 Articles of Amendment of Lance, Inc. dated July 14, 1998 designating rights, preferences and privileges of the Registrant's Series A Junior Participating Preferred Stock, incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1998.

3.3 Bylaws of Lance, Inc., as amended through April 26, 2001, incorporated herein by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 30, 2001.

4.1 See 3.1, 3.2 and 3.3 above.

4.2 Preferred Shares Rights Agreement dated July 14, 1998 between the Registrant and Wachovia Bank, N.A., together with the Form of Rights Certificate attached as Exhibit B thereto, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-A filed on July 15, 1998.

4.3	First Supplement to Preferred Shares Rights Agreement dated as of July 1, 1999 between the Registrant and First Union National Bank, incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 26, 1999.
4.4	Deferred Notes Agreement dated April 14, 1999 among 1346242 Ontario Inc. (now Tamming Foods Ltd.), Blairco Equities Inc., Linkco Equities Inc., Tam-Di Equities Inc. and Tam-Ri Equities Inc. providing for the issuance of $14.1 million of Tamming Foods Ltd.'s Deferred Notes due 2004. The total amount of the Deferred Notes due 2004 does not exceed 10% of the total assets of the Registrant and the Registrant agrees to furnish a copy of the Deferred Notes Agreement to the Securities and Exchange Commission upon request.
10.1	Lance, Inc. 1983 Incentive Stock Option Plan, incorporated herein by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1987.
10.2	Lance, Inc. 1991 Stock Option Plan, incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8, Registration No. 33-41866.
10.3	Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors, as amended, incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8, File No. 33-58839, as amended by Post Effective Amendment No. 1.
10.4	Lance, Inc. 1997 Incentive Equity Plan, as amended, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2001.
10.5*	Lance, Inc. Benefit Restoration Plan, incorporated herein by reference to Exhibit 10(vi) to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 11, 1994.
10.6*	Lance, Inc. Long-Term Incentive Plan – Officers – 1997, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 14, 1997.
10.7*	Lance, Inc. 1998 Long-Term Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998.
10.8*	Lance, Inc. 1999 Long-Term Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 27, 1999.
10.9*	Lance, Inc. 2000 Annual Corporate Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 25, 2000.
10.10*	Lance, Inc. 2000 Long-Term Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.11*	Lance, Inc. 2001 Annual Performance Incentive Plan for Officers incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2001.
10.12*	Lance, Inc. 2001 Long-Term Incentive Plan for Officers incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2001.
10.13*	Chairman of the Board Compensation Letter dated April 19, 1996 incorporated herein by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 15, 1996.
10.14*	Chairman of the Board Compensation Letter dated October 6, 1998, incorporated herein by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 26, 1998.
10.15*	Chairman of the Board Compensation Letter dated February 16, 1999, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 27, 1999.
10.16*	Form of Compensation and Benefits Assurance Agreement between the Registrant and each of Paul A. Stroup, III, Earl D. Leake, B. Clyde Preslar, Richard G. Tucker, L. R. Gragnani, H. Dean Fields and Frank I. Lewis, incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

10.17*	Executive Severance Agreement dated November 7, 1997 between the Registrant and Paul A. Stroup, III, incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.18*	Amendment to Executive Severance Agreement dated July 26, 2001 between the Lance, Inc. and Paul A. Stroup, III, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended September 29, 2001.
10.19*	Executive Severance Agreement dated November 7, 1997 between the Registrant and Earl D. Leake, incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.20*	Amendment to Executive Severance Agreement dated July 26, 2001 between the Lance, Inc. and Earl D. Leake, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended September 29, 2001.
10.21*	Form of Executive Severance Agreement between the Registrant and each of B. Clyde Preslar, Richard G. Tucker, L. R. Gragnani and H. Dean Fields, incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.22*	Agreement dated October 9, 2000 between the Registrant and Frank I. Lewis incorporated herein by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.23*	Agreement dated March 6, 2000 between the Registrant and Dominic J. Sidari incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 25, 2000.
10.24*	Agreement dated March 6, 2000 between the Registrant and Gregory M. Venner incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 25, 2000.
10.25	Amended and Restated Credit Agreement dated May 26, 2000 among the Registrant, Lanfin Investments Inc., Bank of America, N.A., First Union National Bank, Wachovia Bank, N.A. and Bank of America Canada incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 24, 2000.
10.26	First Amendment to Amended and Restated Credit Agreement dated as of December 7, 2001 among the Registrant, Lanfin Investments Inc., Bank of America, N.A., First Union National Bank, Wachovia Bank, N.A., Bank of America Canada, et al, filed herewith.
10.27	Financing and Share Purchase Agreement dated August 16, 1999 between the Registrant and Bank of America, N.A. incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended September 25, 1999.
10.28	First Amendment to Financing and Share Purchase Agreement dated as of December 17, 2001 between the Registrant and Bank of America, N.A., filed herewith.
21	List of the Subsidiaries of the Registrant.
23	Consent of KPMG LLP.
99	Cautionary Statement under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

(b) Reports on Form 8-K

There were no reports on Form 8-K required to be filed by the Registrant during the thirteen weeks ended December 29, 2001.

---

* Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2002

LANCE, INC.
By: /s/ B. CLYDE PRESLAR
B. Clyde Preslar
Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ PAUL A. STROUP, III **Paul A. Stroup, III**	Chairman of the Board President and Chief Executive Officer (Principal Executive Officer)	February 20, 2002
/s/ B. CLYDE PRESLAR **B. Clyde Preslar**	Vice President (Principal Financial Officer)	February 20, 2002
/s/ MARGARET E. WICKLUND **Margaret E. Wicklund**	Controller (Principal Accounting Officer)	February 20, 2002
David L. Burner	Director	
/s/ ALAN T. DICKSON **Alan T. Dickson**	Director	February 20, 2002
/s/ J. W. DISHER **J. W. Disher**	Director	February 20, 2002
/s/ JAMES H. HANCE, JR. **James H. Hance, Jr.**	Director	February 20, 2002
/s/ WILLIAM R. HOLLAND **William R. Holland**	Director	February 20, 2002
/s/ SCOTT C. LEA **Scott C. Lea**	Director	February 20, 2002
/s/ WILBUR J. PREZZANO **Wilbur J. Prezzano**	Director	February 20, 2002
/s/ ROBERT V. SISK **Robert V. Sisk**	Director	February 20, 2002
/s/ ISAIAH TIDWELL **Isaiah Tidwell**	Director	February 20, 2002
/s/ NANCY VAN EVERY MCLAURIN **Nancy Van Every McLaurin**	Director	February 20, 2002
/s/ S. LANCE VAN EVERY **S. Lance Van Every**	Director	February 20, 2002

EXHIBIT 99

CAUTIONARY STATEMENT UNDER THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Lance, Inc. (the Company), from time to time, makes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which may be written or oral, reflect expectations of management of the Company at the time such statements are made. The Company is filing this cautionary statement to identify certain important factors that could cause the Company's actual results to differ materially from those in any forward-looking statements made by or on behalf of the Company.

Price Competition and Industry Consolidation

The sales of most of the Company's products are subject to intense competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than the Company. In addition, there is a continuing consolidation by the major companies in the snack food industry which could increase competition.

Raw Material Costs

The Company's cost of sales can be adversely impacted by changes in the cost of raw materials, principally flour, peanuts and peanut butter. While the Company obtains substantial commitments for the future delivery of certain of its raw materials and engages in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials could adversely impact the Company's cost of sales.

Effectiveness of Sales and Marketing Activities

The Company's plans for profitable sales growth depend upon the ability of the Company to improve the effectiveness of its distribution system, to develop and execute effective marketing strategies for its products, to introduce new products and to obtain greater penetration into growing trade channels such as mass merchants and convenience and grocery stores. Because a majority of the Company's products are marketed and distributed through the direct-store delivery (DSD) system, the revitalization of the DSD route sales system as a cost effective sales and distribution system is essential to profitable sales growth. Efforts to generate profitable sales growth and to revitalize the DSD route sales system have resulted in increases in selling, marketing and delivery costs. There is no assurance that these investments in sales, marketing and delivery efforts and the DSD route sales system will generate profitable sales growth.

Interest Rate and Credit Risks

The Company is exposed to interest rate volatility with regard to its variable rate debt obligations. In addition, the Company is exposed to certain credit risks related to the collection of its accounts receivable.

There are other important factors not described above that could also cause actual results to differ materially from those in any forward-looking statement made by or on behalf of the Company.

Charlotte, North Carolina

Notice of Annual Meeting of Stockholders to be held April 25, 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Lance, Inc. (the Company) will be held at the principal office of the Company, 8600 South Boulevard, Charlotte, North Carolina, on Thursday, April 25, 2002, at 2:00 p.m., local time, for the purpose of considering and acting upon the following:

1. The election of five Directors.

2. A proposal to ratify the selection of KPMG LLP as independent public accountants for fiscal year 2002.

3. Any and all other matters that may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 1, 2002 as the record date for determining the stockholders entitled to notice of and to vote at the meeting and any adjournment thereof, and only holders of Common Stock of the Company of record at such date will be entitled to notice of or to vote at the meeting.

The Board of Directors will appreciate your prompt vote by a toll-free telephone number, the Internet or by the prompt return of the enclosed proxy, dated and signed. Instructions regarding all three methods of voting are contained in the proxy card.

By Order of the Board of Directors

B. Clyde Preslar
Secretary

Charlotte, North Carolina
March 25, 2002

LANCE, INC.

P. O. Box 32368, Charlotte, North Carolina 28232

PROXY STATEMENT

General

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Stockholders of Lance, Inc. (the Company) to be held at its principal office, 8600 South Boulevard, Charlotte, North Carolina, at 2:00 p.m., local time, on Thursday, April 25, 2002. This Proxy Statement and accompanying Proxy are first being sent to the stockholders of the Company on or about March 25, 2002.

Solicitation other than by mail may be made personally and by telephone by regularly employed officers and employees of the Company who will not be additionally compensated therefor. The Company will request brokers, dealers, banks or voting trustees, or their nominees, who hold stock in their names for others or hold stock for others who have the right to give voting instructions, to forward proxy materials to their principals and request authority for the execution of the proxy and will reimburse such institutions for their reasonable expenses in so doing. In addition, the Company has engaged Georgeson Shareholder (GS) to deliver proxy materials to, and solicit proxies from, these institutions. GS will be reimbursed for its printing costs, postage and freight charges, and other expenses and be paid a solicitation fee of $6,500. The total cost of soliciting proxies will be borne by the Company.

Any proxy delivered in the accompanying form may be revoked by the person executing the proxy at any time before the authority thereby granted is exercised by written request addressed to Secretary, Lance, Inc., Box 32368, Charlotte, North Carolina 28232 or by attending the meeting and electing to vote in person. Proxies received in the accompanying form will be voted as therein set forth at the meeting or any adjournment thereof.

The only matters to be considered at the meeting, so far as known to the Board of Directors, are the matters set forth in the Notice of Annual Meeting of Stockholders and routine matters incidental to the conduct of the meeting. Proposals by stockholders, if any, that are properly submitted to the Secretary of the Company within the time period and in the manner provided in the Company's Bylaws will also be considered at the meeting. If any such proposals or any other matters should come before the meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy, or their substitutes, to vote said proxy in accordance with their judgment on such matters.

Stockholders present or represented and entitled to vote on a matter at the meeting or any adjournment thereof will be entitled to one vote on such matter for each share of Common Stock of the Company held by them of record at the close of business on March 1, 2002, which is the record date for determining the stockholders entitled to notice of and to vote at such meeting or any adjournment thereof. The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote at the meeting is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Voting on all matters, including the election of Directors, will be by voice vote or by show of hands, unless the holders of at least 25% of the shares entitled to vote on such matter demand a vote by ballot prior to the vote. The number of shares of Common Stock of the Company outstanding on March 1, 2002 was 29,027,173.

Principal Stockholders and Holdings of Management

At February 1, 2002, the only person known to the Company to be the beneficial owner of more than 5% of the Common Stock of the Company was as follows:

Name and Address of Beneficial Owner	Number of Shares And Nature of Beneficial Ownership	Percent of Common Stock Outstanding (1)
S. Lance Van Every 4010 Seminole Court Charlotte, NC 28210	2,117,576 (2)	7.3%

---

(1) Based on 29,032,173 shares outstanding on February 1, 2002 plus options held by Mr. Van Every that are currently exercisable or exercisable within 60 days.

(2) Includes 74,500 shares subject to options currently exercisable. Mr. Van Every had sole power to vote and dispose of all of these shares, except for 59,425 shares as to which he had shared power to vote and dispose.

Based on information available to the Company, the Van Every family, consisting of the descendants of Salem A. Van Every, Sr., deceased, and their spouses, owned beneficially on February 1, 2002, approximately 10,000,000 shares of the Common Stock of the Company (approximately 34.4% of the outstanding shares). Of such shares, approximately 2,500,000 shares are held by fiduciaries having the sole power to vote and dispose. Members of the Van Every family may own or may have disposed of shares in nominee or other accounts, information as to the amounts of which may not be available to the Company. There are approximately 90 Van Every family stockholders, including stockholders who are minors.

The following table sets forth, as of February 1, 2002, information as to the beneficial ownership of the Company's $.83-1/3 par value Common Stock by all Directors, Named Executive Officers (as defined herein), and Directors and executive officers of the Company as a group.

Name of Beneficial Owner	Number of Shares And Nature of Beneficial Ownership (1)		Percent of Common Stock Outstanding (2)
David L. Burner	0		*
Alan T. Dickson	58,700	(3)	*
J.W. Disher	41,685	(4)	*
	1,409,292	(5)	4.9%
James H. Hance, Jr.	21,500	(6)	*
William R. Holland	21,500	(7)	*
Scott C. Lea	31,500	(8)	*
Nancy Van Every McLaurin	260,964	(9)	*
Wilbur J. Prezzano	10,500	(10)	*
Robert V. Sisk	255,800	(11)	*
Paul A. Stroup, III	160,802	(12)	*
	1,409,292	(5)	4.9%
Isaiah Tidwell	20,000	(7)	*
S. Lance Van Every	2,117,576	(13)	7.3%
Earl D. Leake	62,864	(14)	*
Frank I. Lewis	22,300	(15)	*
B. Clyde Preslar	73,261	(16)	*
Richard G. Tucker	86,511	(17)	*
Directors and executive officers as a group (20 persons)	4,789,961	(18)	16.5%

* Less than 1%.

(1) All shares are owned directly and with sole voting and dispositive power except as otherwise noted.

(2) Based on 29,032,173 shares outstanding on February 1, 2002 plus options held by such person that are currently exercisable or exercisable within 60 days.

(3) Includes 19,500 shares subject to exercisable options, 32,000 shares held by The Dickson Foundation, Inc. of which Mr. Dickson is a member of the Board of Directors and its investment committee and 7,200 shares held by a trust for which

Mr. Dickson, his brother and Bank of America, N.A., a subsidiary of Bank of America Corporation (Bank of America), are co-trustees.

(4) Includes 19,500 shares subject to exercisable options and 700 shares held by Mr. Disher's wife.

(5) Consists of shares held by the Philip L. Van Every Foundation (the Foundation) of which Messrs. Disher and Stroup are members of the Board of Administrators, which holds sole voting and dispositive power over such shares, and Bank of America, N.A. is trustee.

(6) Includes 19,500 shares subject to exercisable options but does not include shares held by Bank of America, or its subsidiaries, of which Mr. Hance is Vice Chairman and Chief Financial Officer.

(7) Includes 19,500 shares subject to exercisable options.

(8) Includes 12,000 shares held by a revocable trust of which Mr. Lea is the grantor and beneficiary and 19,500 shares subject to exercisable options.

(9) Includes 19,500 shares subject to exercisable options and 4,768 shares held by Mrs. McLaurin as custodian for her children.

(10) Includes 10,500 shares subject to exercisable options.

(11) Includes 19,500 shares subject to exercisable options and 236,242 shares held by Mr. Sisk's wife.

(12) Includes 109,711 shares subject to exercisable options, 589 shares held by Mr. Stroup's wife and 22,150 shares of restricted stock.

(13) Includes 74,500 shares subject to options currently exercisable. Mr. Van Every had sole power to vote and dispose of all of these shares, except for 59,425 shares as to which he had shared power to vote and dispose, including 26,315 shares held by his wife.

(14) Includes 46,312 shares subject to exercisable options, 9,550 shares of restricted stock and 108 shares held as custodian for his daughter.

(15) Includes 13,250 shares subject to exercisable options and 9,050 shares of restricted stock.

(16) Includes 46,262 shares subject to exercisable options, 12,200 shares of restricted stock and 10 shares held by his son.

(17) Includes 49,511 shares subject to exercisable options and 14,725 shares of restricted stock.

(18) Includes 598,320 shares subject to exercisable options held by Directors and executive officers, 1,409,292 shares held by the Foundation of which Messrs. Disher and Stroup are members of the Board of Administrators and Bank of America, N.A. is trustee and 94,000 shares of restricted stock. Does not include shares held by Bank of America (other than shares held by Bank of America, N.A.

as trustee of the Foundation) of which Mr. Hance is Vice Chairman and Chief Financial Officer.

Election of Directors

At the meeting, five Directors will be elected. Four Directors will be elected to serve until the Annual Meeting of Stockholders in 2005, and one Director will be elected to serve until the Annual Meeting of the Stockholders in 2003. Each such Director shall be elected to serve subject to the provisions of the Bylaws and until their successors are duly elected and qualified. Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote at a meeting at which a quorum is present. Provided a quorum is present, abstentions and broker "non-votes" are not taken into account in determining a plurality.

It is the intention of the persons named in the accompanying proxy to vote all proxies solicited by the Board of Directors FOR all the nominees indicated below unless authority to vote for the nominees or any individual nominee is withheld by a stockholder in such stockholder's proxy. If for any reason any nominee shall not become a candidate for election as a Director at the meeting, an event not now anticipated, the proxies will be voted for five nominees including such substitutes as shall be designated by the Board of Directors.

The first four nominees are listed below, all of whom are currently members of the Board of Directors. The nominees were elected to their current terms, which expire in 2002, at the Annual Meeting of Stockholders held April 16, 1999. They are nominees for election to a term expiring in 2005.

Name and Director Since (1)	Age	Information About Nominees and Directors
J. W. Disher (2) 1968	68	Private Investor since 1996; Chairman of the Board of the Company 1991-1996 and Chief Executive Officer 1990-1995
Scott C. Lea (2) 1994	70	Private Investor since 1992; Chairman of the Board of the Company 1996-1999; Chairman of the Board of Rexham, Inc. (Manufacturer of packaging and coated and laminated products) 1989-1991; President, Chief Executive Officer and Director of Rexham 1974-1989; Director of Speizman Industries, Inc.
Wilbur J. Prezzano 1998	61	Private Investor since 1997; Vice Chairman of the Board of Directors of Eastman Kodak, Inc., Rochester, NY 1996-1997 and Chairman of its Greater China Region 1994-1997; Director of TD Bank USA and Roper Industries, Inc.
Robert V. Sisk (2)(3) 1990	66	President of Piedmont Engineering Corp., Charlotte, NC (Industrial refrigeration systems) since 1965

The fifth nominee is David L. Burner. Mr. Burner, who was elected a Director on January 31, 2002 to fill a vacancy on the Board of Directors, is nominated for election to a term expiring in 2003 to fill the vacancy created by the death of Weldon H. Johnson. Mr. Johnson was elected to the Board of Directors at the Annual Meeting of the Stockholders held on April 20, 2000 for a term expiring in 2003.

Name and Director Since (1)	Age	Information About Nominees and Directors
David L. Burner 2002	62	Chairman of the Board and Chief Executive Officer, Goodrich Corp., Charlotte, NC (Aerospace systems) since 1997; Director of Goodrich Corp., Briggs & Stratton Corporation, Milacron Inc. and Progress Energy, Inc.

The four members of the Board of Directors listed below were elected to their current terms, which expire in 2004, at the Annual Meeting of Stockholders held April 26, 2001.

Name and Director Since (1)	Age	Information About Nominees and Directors
Alan T. Dickson (2) 1983	70	Chairman of the Board of Ruddick Corporation, Charlotte, NC (Diversified holding company) since 1994; Director of Ruddick Corporation, Sonoco Products Company and Bassett Furniture Industries, Inc.
James H. Hance, Jr. 1995	57	Vice Chairman of Bank of America Corporation, Charlotte, NC since 1993 and Chief Financial Officer since 1988; Director of Caraustar Industries, Inc., Family Dollar Stores, Inc., Summit Properties, Inc. and Bank of America Corporation
Nancy Van Every McLaurin (3) 1995	57	Private investor for more than the past five years
S. Lance Van Every (3) 1990	54	Private investor for more than the past five years

The three members of the Board of Directors listed below were elected to their current terms, which expire in 2003, at the Annual Meeting of Stockholders held April 20, 2000.

Name and Director Since (1)	Age	Information About Nominees and Directors
William R. Holland (2) 1993	63	Private investor since 2000; Chairman and Chief Executive Officer of United Dominion Industries Limited, Charlotte, NC (Diversified manufacturing company), 1986-2000; Director of Goodrich Corp.
Paul A. Stroup, III (2) 1986	50	Chairman of the Board of the Company since 1999, Chief Executive Officer of the Company since 1995, President since 1994 and Executive Vice President 1989-1994; Member, Regional Board of Wachovia Bank, N.A.
Isaiah Tidwell 1995	57	Georgia Wealth Management Director, Executive Vice President – Wachovia Bank, N.A., Atlanta, GA since 2001; President, Georgia Banking – Wachovia Bank, N.A., Atlanta, GA, 1999-2001; Executive Vice President and Southern/Western Regional Executive of Wachovia Bank, N.A., 1996-1999 and Southern Regional Executive 1993-1995; Director of Ruddick Corporation

---

(1) The information about the Directors was furnished to the Company by the Directors.

(2) Member of the Executive Committee.

(3) S. Lance Van Every and Nancy Van Every McLaurin are cousins and Mr. Sisk's wife is their cousin.

Bank of America, National Association and four other banks are lenders under a U.S. $60 million revolving credit facility and a Canadian $25 million revolving credit facility of which U.S.$16.0 million was outstanding on March 1, 2002 under the U.S. facility and Canadian $0 was outstanding under the Canadian facility. Bank of America, National Association is also party to a Financing and Share Purchase Agreement with the Company pursuant to which the Company must pay interest semi-annually and repay the principal balance of Canadian $50 million on August 14, 2005. Mr. Hance is the Vice Chairman and Chief Financial Officer of Bank of America.

The Board of Directors and its Committees

The Board of Directors met five times during the fiscal year. Each director attended 75% or more of the total number of meetings of the Board of Directors and all Committees on which he or she served.

The Audit Committee is composed of Robert V. Sisk, Chairman, James H. Hance, Jr., Nancy Van Every McLaurin, Wilbur J. Prezzano and Isaiah Tidwell and is responsible for recommending independent auditors for the Company, reviewing the Company's financial statements, audit report, internal financial controls and internal audit procedures and approving services to be performed by the Company's independent auditors. The Audit Committee met five times during the fiscal year.

The Nominating Committee is composed of J. W. Disher, Chairman, Alan T. Dickson, Scott C. Lea, Robert V. Sisk and S. Lance Van Every. Its functions include the screening and recommendation of candidates for election to the Board of Directors of the Company. The Committee will consider nominees recommended by stockholders, which nominations may be made in writing and directed to J. W. Disher, Chairman of the Committee. The Nominating Committee met one time during the fiscal year.

The Compensation Committee provides overall guidance to the Company's compensation and benefit programs. The Committee is currently composed of five members of the Board of Directors: Alan T. Dickson, Chairman, James H. Hance, Jr., William R. Holland, Scott C. Lea and S. Lance Van Every. This Committee was formerly known as the Compensation/Stock Option Committee. On January 30, 2001, the Board of Directors renamed this Committee as the Compensation Committee and created a separate Stock Award Committee. The Committee met three times during the fiscal year. The Committee's recommendations regarding the compensation of the Chief Executive Officer and the other officers of the Company are subject to approval by the Board.

The Stock Award Committee is composed of Alan T. Dickson, Chairman, William R. Holland, Scott C. Lea and S. Lance Van Every. The Stock Award Committee administers the Company's stock incentive plans, a function formerly the responsibility of the Compensation/Stock Option Committee. The Committee consults with the Compensation Committee as to the role of stock incentives in the overall compensation program but has sole authority for grants under the Company's stock incentive plans. The Committee did not meet during the fiscal year but took action by written consent on four occasions.

Report of Compensation and Stock Award Committees on Executive Compensation

The Company's philosophy for executive compensation is designed to link executive pay with the Company's annual and long-term performance and to attract, motivate and retain excellent people by providing compensation opportunities that are both competitive and consistent with Company performance. The compensation program provides for lower base salaries and a significant portion of compensation that is "at risk." The Company and the Compensation Committee utilize independent consulting firms to assist in the design and implementation of the executive and other compensation programs of the Company. Substantially all of the employees of the Company participate in incentive compensation plans.

The compensation program is composed of three elements: base salary, cash bonus and long-term stock based incentives. The cash bonus is based primarily on financial performance and partly on meeting individual objectives, and the long-term incentives are tied to stock price performance, continued employment and the achievement of a multiple year financial performance goal. For 2001, the stock based incentives were both stock options and restricted stock awards. For 2001, the Board of Directors adopted the Lance, Inc. 2001 Annual Corporate Performance Incentive Plan for Officers (the Annual Incentive Plan) as recommended by the Compensation Committee to reward advancement of annual financial performance goals. In addition, the Stock Award Committee adopted the Lance, Inc. 2001 Long-Term Incentive Plan for Officers (the Long-Term Plan), also as recommended by the Compensation Committee, pursuant to the Company's 1997 Incentive Equity Plan, which was approved by the stockholders in 1997.

The purposes of the Annual Incentive Plan and the Long-Term Plan include the following:

- motivate behavior that leads to the successful achievement of specific financial and operations goals that support the Company's stated business strategy
- emphasize the link between performance and rewards for meeting predetermined specific goals
- improve the competitiveness of total cash pay opportunities
- continue to help establish performance orientation at the Company and communicate that greater responsibilities create greater rewards because more pay is "at risk"
- aligning the interests of executives and senior managers with those of stockholders by linking a substantial portion of pay to the price of the Company's Common Stock
- provide a way to attract and retain executives and senior managers who are critical to the Company's future success
- increase total pay for executives and senior managers to competitive levels
- keep fixed compensation costs low.

In addition, in early 2001, upon recommendation of the Compensation Committee, the Board of Directors approved a special incentive for the first half of 2001 for officers and key personnel to encourage special efforts in meeting 2001 goals and objectives. This special incentive was paid for meeting additional individual objectives for the first half of 2001. Under this special incentive, the Company paid a total of $256,300 to 11 officers and senior management of the Company, of which $53,883 was paid to the Chief Executive Officer and $110,041 to the four other highest paid executive officers. A total of $850,394 was paid to 380 other key personnel under this special incentive.

In consultation with compensation consultants, the Compensation/Stock Option Committee designed Compensation and Benefits Assurance Agreements (Benefits Agreements) and Executive Severance Agreements (Severance Agreements) for key executives of the Company. Currently the Company is a party to Benefits Agreements with the Chief Executive Officer and six other senior executives of the Company and its subsidiaries and is party to Severance Agreements with the Chief Executive Officer and five other senior executives of the Company and its subsidiaries. The Benefits Agreements and the Severance Agreements are described under "Executive Officer Compensation" below.

In 2001 and prior years, the Compensation Committee recommended to the Board of Directors increases in base salary to the officers based on recommendations from the Chief Executive Officer who has consulted with other officers of the Company. From time to time, the Committee has made adjustments to the Chief Executive Officer's recommendations. In 2001, the Board accepted and approved the recommendations of the Compensation Committee. Those who served during the fiscal year as Chief Executive Officer and the four other highest paid executive officers are collectively referred to as the Named Executive Officers. The Compensation Committee also takes into account the fact that the Named Executive Officers have entered into certain compensation agreements with the Company including Benefits Agreements and Severance Agreements as further described under "Executive Officer Compensation" below.

In considering base salaries for 2001, the Compensation Committee considered the compensation review, participation in the Annual Incentive Plan and participation in the Long-Term Plan, including the grant of stock options and restricted stock awards. The salaries of the Named Executive Officers, excluding the Chief Executive Officer, were increased an average of 3.5% for 2001 over 2000.

With respect to the Chief Executive Officer during 2001, Mr. Stroup, the Compensation Committee considered the same factors as it considered for all officers of the Company. Mr. Stroup's salary was increased 4.3% for 2001 over 2000.

Under the Annual Incentive Plan, cash bonus awards are paid as a percentage of base salary depending on the attainment of specified financial performance goals as to 75% of the bonus (90% of the bonus with respect to one executive officer), with the balance determined at the discretion of the Compensation Committee based on the executive meeting individual objectives. In 2001, the specified performance goals were achieved and cash bonuses were earned under the Annual Incentive Plan, in addition to the special incentive described above. A total of $1,660,200 was paid to 12 officers and senior management personnel, of which $352,400 was paid to the Chief Executive Officer and $666,000 to the four other highest paid executive officers.

Under the Long-Term Plan, the long-term incentives awarded to executives to date are stock options and restricted stock awards. Stock options provide executives with the opportunity to buy and maintain an equity interest in the Company and share the appreciation in the value of the Company's Common Stock. During 2001, the Stock Award Committee awarded stock options for an aggregate of 51,550 shares and 19,400 shares of restricted stock to the Named Executive Officers, excluding the Chief Executive Officer. Mr. Stroup was awarded stock options to purchase 23,350 shares and 8,800 restricted shares. In addition, the Stock Award Committee awarded stock options totaling 533,300 shares to approximately 140 other executives and senior managers and six of these executives and senior managers received an aggregate of 17,150 restricted shares.

Compensation Committee
Alan T. Dickson, Chairman
James H. Hance, Jr.
William R. Holland
Scott C. Lea
S. Lance Van Every

Stock Award Committee
Alan T. Dickson, Chairman
William R. Holland
Scott C. Lea
S. Lance Van Every

Compensation Committee and Stock Award Committee Interlocks and Insider Participation

During fiscal year 2001, no member of the Compensation/Stock Option Committee, the Compensation Committee or the Stock Award Committee was an officer or employee of the Company.

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Committee is composed of five independent directors and met five times in fiscal 2001. The Committee operates under a written charter adopted by the Board of Directors and which was attached to the Company's proxy statement prepared in connection with its 2001 Annual Meeting of Stockholders. Management has the primary responsibility for the financial statements and the reporting process, including the Company's systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality and the acceptability of the Company's financial reporting and controls.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and the acceptability of the Company's financial reporting and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the auditors' written disclosures required by the Independence Standards Board.

The Committee also discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets periodically with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 29, 2001 for filing with the Securities and Exchange Commission.

Audit Committee
Robert V. Sisk, Chairman
James H. Hance, Jr.
Nancy Van Every McLaurin
Wilbur J. Prezzano
Isaiah Tidwell

Director Compensation

Directors who are employees of the Company or its subsidiaries receive no additional compensation for serving as directors. Directors who are not employees of the Company or its subsidiaries (other than the Chairman of the Board if he or she is not otherwise an employee of the Company) receive an annual fee of $12,000 plus $600 for each Board meeting attended and $450 for each Committee meeting attended, except the fee for a Committee meeting held on the same day as a Board meeting is $300. Non-employee directors who serve as a Committee Chairman receive an additional $1,500 per year.

Mr. Lea served as Chairman of the Board of Directors from April 1996 until April 1999 pursuant to an agreement executed upon his election (the 1996 Agreement). He served substantially full time as an adviser to the Company during such term. His focus was on the Company's strategic direction, management development and creation of stockholder value. Under the 1996 Agreement, Mr. Lea will receive incentive compensation equal to $10,000 for each percentage point that the Highest Average Sales Price (as defined below) of the Company's Common Stock exceeds $15.8125 per share. In February 1999, the 1996 Agreement was amended to provide that the Highest Average Sales Price would be the higher of (i) the average of the highest sales price of the Company's Common Stock on The Nasdaq Stock Market during the four consecutive interim (quarterly accounting) periods of the Company which have the highest average sales price of the Company's Common Stock beginning in March 1996 and ending June 2003 or (ii) the average of the highest sales price of the Common Stock on The Nasdaq Stock Market for any 10 consecutive trading days during the period from April 19, 1996 until April 16, 2003. Such incentive compensation will be paid in one lump sum in 2003. In October 1998, the Board of Directors of the Company, upon recommendation of the Compensation/Stock Option Committee, approved additional incentive compensation for Mr. Lea because his service as Chairman of the Board had required a greatly expanded commitment of time, energy and expertise than had been contemplated when the 1996 Agreement was approved. The additional incentive compensation is outlined in the 1998 agreement (the 1998 Agreement) which provides for additional incentive compensation equal to $25,000 for each percentage point that the Highest Average Sales Price (as described below) exceeds $20.875 per share. In February 1999, the 1998 Agreement was amended to provide that the Highest Average Sales Price means the higher of (i) the average of the highest sales price of the Company's Common Stock on The Nasdaq Stock Market during the four consecutive interim (quarterly accounting) periods of the Company which have the highest average sales price of the Company's Common Stock beginning in March 1998 and ending June 2003 or (ii) the average of the highest sales price of the Common Stock on The Nasdaq Stock Market for any 10 consecutive trading days during the period from April 17, 1998 until April 16, 2003. This additional incentive compensation will be paid in one lump sum in 2003. In the event of a Change of Control, the Highest Average Sales Price for all such incentive compensation will be the highest per share consideration paid or payable for the Company's Common Stock in connection with the transaction that results in a Change of Control. For purposes of the 1996 and 1998 Agreements, a Change in Control means the acquisition of 35% or more of the voting securities of the Company by any persons or group other than members of the Van Every Family which consists of the descendents of Salem A. Van Every, Sr. and their spouses. The incentive compensation will be paid in one lump sum concurrently with a Change of Control.

Non-employee directors are also eligible to receive stock options under the Company's 1995 Nonqualified Stock Option Plan for Non-Employee Directors (the Director Plan). Each non-employee director receives an initial option grant to purchase 2,500 shares of Common Stock upon becoming a director (exercisable after six months of service). The Director Plan also provides for annual option grants to purchase 4,000 shares of Common Stock on every May 1 to each non-employee director continuing in office (other than the initial year) which become exercisable after one year's service. Each current non-employee director will be granted an option to purchase 4,000 shares of Common Stock on May 1, 2002 at an option price equal to the fair market value of the Common Stock on such date.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than 10% of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Officers, Directors and greater than 10% stockholders are required to furnish the Company with copies of all such reports they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 29, 2001, all Section 16(a) filing requirements applicable to its executive officers, Directors and greater than 10% beneficial owners were complied with.

Stockholder Return Performance Graph

Included below is a line graph and a table comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of The Nasdaq Stock Market (U.S. Companies) Index and the Company's Peer Group for the period commencing December 27, 1996 and ending December 28, 2001 covering the Company's six fiscal years ended December 28, 1996, December 27, 1997, December 26, 1998, December 25, 1999, December 30, 2000 and December 29, 2001.

The Company has selected a Peer Group consisting of the four publicly-traded companies named below, which are in the snack foods industry. Virtually all of the Company's direct competitors and peers are privately-held companies or subsidiaries or divisions of larger publicly-held companies so that the available members of the Peer Group are limited.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG THE COMPANY, NASDAQ STOCK MARKET INDEX AND PEER GROUP



400
350
300
250
200
150
100
50
0
Dollars
1996
1997
1998
1999
2000
2001
Company
Nasdaq Stock Market
Peer Group

GROUP

Date	Lance, Inc.	Nasdaq Stock Market	Peer Group
December 27, 1996	100.000	100.000	100.000
December 26, 1997	153.959	117.729	130.722
December 24, 1998	123.301	170.152	136.649
December 23, 1999	60.416	312.665	134.215
December 29, 2000	89.181	192.773	123.286
December 28, 2001	109.350	155.943	169.148

This graph and table assumes that $100 was invested on December 27, 1996 in the Company's Common Stock, in The Nasdaq Stock Market (U.S. Companies) Index and in the Peer Group, which consists of Golden Enterprises, Inc., J&J Snack Foods Corp., Ralcorp Holdings, Inc. and Tasty Baking Company and that dividends were reinvested.

Executive Officer Compensation

The table below shows the compensation paid or accrued by the Company, for the three fiscal years ended December 29, 2001, December 30, 2000 and December 25, 1999 to or for the account of the Chief Executive Officer and the Company's four other highest paid executive officers (collectively, the Named Executive Officers).

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation		
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($) (1)**	**Restricted Stock Award(s) ($) (2)**	**Securities Underlying Options (#SH)**	**All Other Com-pensation ($) (3)**
Paul A. Stroup, III	2001	283,092	406,283	--	111,672	23,350	60,095
Chairman,	2000	271,430	0	--	0	48,050	57,134
President and Chief Executive Officer	1999	257,427	0	--	105,826	32,700	47,623
Richard G. Tucker	2001	226,038	217,825	--	74,237	15,550	10,194
Vice President	2000	216,558	0	--	0	32,150	10,712
	1999	203,634	0	--	71,089	21,850	11,072
Frank I. Lewis(4)	2001	212,746	152,640		62,181	13,000	5,542
Vice President	2000	40,385	230,000	--	0	40,000	0
B. Clyde Preslar	2001	203,885	230,563	--	62,181	13,000	9,803
Vice President	2000	195,385	0	--	0	26,150	9,764
	1999	186,573	0	--	57,356	17,700	10,051
Earl D. Leake	2001	160,577	175,013	--	47,588	10,000	33,846
Vice President	2000	154,370	0	--	0	20,650	29,528
	1999	147,713	0	--	45,238	14,000	31,686

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(1) No Named Executive Officer has received personal benefits during the listed years in excess of 10% of the total of annual salary and bonus.

(2) Amount represents the dollar value of shares of restricted stock and performance restricted stock issued to the Named Executive Officers as of the date of the award. At December 29, 2001, the market value and holdings for each Named Executive Officer were as follows: Mr. Stroup $219,038 (5,800 restricted shares and 9,050 performance restricted shares); Mr. Tucker $144,919 (3,775 restricted shares and 6,050 performance restricted shares); Mr. Lewis $72,275 (2,000 restricted shares and 2,900 performance restricted shares), Mr. Preslar $120,950 (3,200 restricted shares and 5,000 performance restricted shares) and Mr. Leake $93,663 (2,500 restricted shares and 3,850 performance restricted shares). Vesting of 50% of the restricted shares occurs on each of the second and fourth anniversaries of the award date of such shares if still employed by the Company. Vesting of the performance restricted shares occurs on the third anniversary of the award date if the Company achieves a specified financial performance goal for the three fiscal years ending after the award date. Dividends are payable on all restricted shares and performance restricted shares.

(3) For fiscal year 2001, includes amounts contributed by the Company under the Company's Profit-Sharing Retirement Plan as follows: Mr. Stroup $6,041, Mr. Tucker $5,889, Mr. Preslar $5,889 and Mr. Leake $5,551; amounts contributed by the Company under the Company's Employee Stock Purchase Plan as follows: Mr. Stroup $1,560, Mr. Tucker $2,259, Mr. Preslar $2,038 and Mr. Leake $260; premiums paid by the Company for term life insurance for the benefit of the respective Named Executive Officer as follows: Mr. Stroup $1,036, Mr. Tucker $522, Mr. Lewis $579, Mr. Preslar $461 and Mr. Leake $528; amounts accrued by the Company under the Company's Benefit Restoration Plan as follows: Mr. Stroup $4,046, Mr. Tucker $844, Mr. Lewis $4,801, Mr. Preslar $735 and Mr. Leake $591; amounts accrued in 2001 with respect to the Severance Agreements for Mr. Stroup and Mr. Leake as follows: Mr. Stroup $46,732 and Mr. Leake $26,293; and amounts contributed by the Company under its 401(k) plan as follows: Mr. Stroup $680, Mr. Tucker $680, Mr. Lewis $162, Mr. Preslar $680 and Mr. Leake $623.

(4) Mr. Lewis joined the Company in October 2000.

Mr. Stroup, Mr. Tucker, Mr. Lewis, Mr. Preslar and Mr. Leake are each a party to a Compensation and Benefits Assurance Agreement (a Benefits Agreement) with the Company and Mr. Stroup, Mr. Tucker, Mr. Preslar and Mr. Leake are each a party to an Executive Severance Agreement (a Severance Agreement) with the Company.

The Benefits Agreements are substantially identical except that the initial terms for Mr. Stroup and Mr. Leake extend until December 31, 2011, the year in which they each reach age 60, which was the same end of term date under their prior Executive Employment Agreements. The Benefits Agreements provide for the payment of specified benefits in the event of a Change in Control, as defined. A Change in Control for the purposes of a Benefits Agreement and a Severance Agreement means the acquisition of 25% or more of the voting securities of the Company by a person or group other than members of the Van Every Family which consists of the descendants of Salem A. Van Every, Sr. and their spouses; a change in the majority of the Board of Directors of the Company over a two year period; or approval by the stockholders of the Company of a sale of substantially all of the assets to an entity of which current Company stockholders own less than 60% of voting control, of the liquidation of the Company or of a merger, consolidation or reorganization after which current Company stockholders own less than 60% of voting control. Benefits are payable under a Benefits Agreement only if one of the following events occurs within three years of a Change in Control: involuntary termination of the executive without Cause, as defined; voluntary termination for Good Reason, as defined, including demotion, relocation or pay reduction; voluntary termination for any reason during the 13th month after the Change in Control; or breach of the Benefits Agreement by the Company or a successor to the Company. In such event, the executive would receive accrued compensation and benefits including the current year's bonus; an amount equal to three times base salary plus three times the greater of the prior year's actual or current year's target bonus; an amount equal to the Profit Sharing Plan contribution based on the base salary and target bonus payment; up to 36 months of health insurance coverage; outplacement services; and an amount equal to any Federal excise taxes payable by the executive. The initial term for the Named Executive Officers under a Benefits Agreement is three years except for Mr. Stroup and Mr. Leake, as described above. After the initial term, each Benefit Agreement automatically renews for successive one year terms and may be terminated by the

Company on one year's notice prior to the end of an initial or renewal term. In the event of a Change in Control, there is an automatic three year extension.

The provisions of the Severance Agreements are identical except for Mr. Stroup and Mr. Leake. In the event of involuntary termination of the executive without Cause, as defined, and prior to a Change in Control, as defined, the executive will receive accrued compensation and benefits including current year's bonus plus an amount equal to base salary plus the current year's target bonus. The initial term for a Severance Agreement is three years with automatic renewals for successive one year terms. Each Severance Agreement may be terminated on one year's notice prior to the end of an initial or renewal term.

In connection with the agreement by Mr. Stroup and Mr. Leake to terminate their prior Executive Employment Agreements, their respective Severance Agreements provide for the continuation of supplemental retirement benefits similar to those under their respective prior Executive Employment Agreements. Their Severance Agreements provide for supplemental retirement benefits equal to five times their base salary payable over 15 years after retirement or until age 75, if earlier. They may elect a lump sum equal to the present value of such payments. There is a death benefit equal to 75% of the remaining retirement benefit. They are eligible for retirement benefits at any time after December 31, 2011, or upon death or Disability, as defined. In the event of a Change in Control, as defined, they receive a lump sum equal to the present value of the retirement benefit on termination of employment following a Change in Control. The Company entered into amendments to their Severance Agreements in 2001 to provide that the present value of such benefits will be calculated assuming that such benefits would commence with the date on which they were terminated and would continue for 15 years thereafter. They would also receive a severance benefit upon involuntary termination without Cause, as defined, prior to the earlier of a Change in Control or the last day of the Company's fiscal year in which they reach age 60. Severance benefits for Mr. Stroup and Mr. Leake consist of accrued compensation and benefits including current year's bonus and two and one-half times the highest base salary paid to them, plus current year's target bonus, provided that the amount is reduced for severance after age 57½. There is also an immediate commencement of the supplemental retirement benefit, transfer of their Company cars to them, payment for unexercised vested stock options, health and medical insurance to age 60 and outplacement services.

The table below shows the individual grants to the Named Executive Officers of stock options during the fiscal year ended December 29, 2001.

Option Grants in the 2001 Fiscal Year
Individual Grants

Name	Options/SARs Granted (#Sh)	% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiratioı Date	Grant Date Present Value ($)(1)
Paul A. Stroup, III	23,350	3.9%	$12.69	1/29/2011	83,360
Earl D. Leake	10,000	1.6%	$12.69	1/29/2011	35,700
Frank I. Lewis	13,000	2.1%	$12.69	1/29/2011	46,410
B. Clyde Preslar	13,000	2.1%	$12.69	1/29/2011	46,410
Richard G. Tucker	15,550	2.6%	$12.69	1/29/2011	55,514

(1) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The estimated values under the model are based on arbitrary assumptions as follows: options to be exercised in ten years, stock price

volatility at .331, annual dividend yield of 4.3% and a risk-free interest rate of 5.44%. No downward adjustments are made to the resulting grant-date option values to account for potential forfeitures or non-transferability of the options. The actual value of the options depends upon the actual performance of the Company's stock during the applicable period.

The table below shows, on an aggregated basis, each exercise of stock options or tandem SARs during the fiscal year ended December 29, 2001 by each of the Named Executive Officers and the 2001 fiscal year-end value of unexercised options and SARs.

Aggregated Option/SAR Exercises in the 2001 Fiscal Year and FY-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs At FY-End (#)	Value of Unexercised In-the-Money Options/SARs At FY-End ($)
Name	Shares Acquired On Exercise (#Sh)	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Paul A. Stroup, III	0	0	95,700/79,150	55,558/214,778
Earl D. Leake	0	0	40,312/33,988	23,877/92,231
Frank I. Lewis	0	0	10,000/43,000	50,950/179,630
B. Clyde Preslar	0	0	38,587/43,313	30,236/117,488
Richard G. Tucker	0	0	40,161/52,439	37,173/143,558

Ratification of Selection of Independent Public Accountants

The Board of Directors has selected KPMG LLP as independent public accountants to audit the financial statements of the Company and its subsidiaries for the 2002 fiscal year, ending December 28, 2002. This selection is being presented to the stockholders for their ratification or rejection at this Annual Meeting. KPMG LLP has served as the Company's independent certified public accountants and has audited the financial statements of the Company and its subsidiaries beginning with the 1991 fiscal year. Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions. The Audit Committee has considered whether the provision of services by KPMG LLP other than the audit of the financial statements of the Company for fiscal 2001 and the review of the financial statements for the first three quarters of fiscal 2001 is compatible with maintaining KPMG LLP's independence.

Audit Fees. KPMG LLP billed the Company $180,635 for professional services rendered for the audit of the Company's annual financial statements for fiscal 2001 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q filed for the first three quarters of fiscal 2001.

Financial Information Systems Design and Implementation Fees. KPMG LLP did not provide any professional services during fiscal 2001 to the Company for the design and implementation of financial information systems.

All Other Fees. KPMG LLP billed the Company $73,310 for all other services, including fees for non-audit services of $33,110 and audit-related services of $40,200, rendered during fiscal 2001. Audit-related services consisted principally of audits of financial statements of employee benefit plans and testing of internal controls.

The Board of Directors recommends a vote FOR the ratification of the selection of KPMG LLP as independent public accountants to audit the financial statements of the Company and its subsidiaries for the 2002 fiscal year, and proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice. The affirmative vote of a majority of the votes cast is required to ratify the selection of KPMG LLP. Abstentions and broker "non-votes" are not counted as being cast for purposes of ratifying the selection of KPMG LLP. If the stockholders do not ratify the selection of KPMG LLP, the selection of independent public accountants will be reconsidered by the Board of Directors.

Deadline for Stockholder Proposals for 2003 Annual Meeting

Any proposal that a stockholder intends to present for action at the 2003 Annual Meeting of Stockholders must be received by the Company no later than November 27, 2002, in order for the proposal to be included in the proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders. In addition, if the Company receives notice of stockholder proposals after February 10, 2003, then the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such stockholder proposals, without discussion of the matters in the proxy statement and without such proposals appearing as separate items on the proxy card. Stockholder proposals should be sent to Secretary, Lance, Inc., Box 32368, Charlotte, North Carolina 28232.